# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549




# FORM 10-K

**FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the Fiscal Year Ended March 31, 2002**

**or**

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the Transition Period from ____________ to ____________**

**Commission File Number: 0-31253**


RECD S.E.C.
AUG 0 5 2002
1086

## Pharsight Corporation

(Exact name of Registrant as specified in its charter)

| **Delaware** | **77-0401273** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |
| **800 W. El Camino Real, Mountain View, CA** | **94040** |
| (Address of principal executive office) | (zip code) |

**Registrant's telephone number, including area code: (650) 314-3800**



**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange On which registered |
|---|---|
| None | None |

**Securities registered pursuant to Section 12(g) of the Act:**
**Common Stock, $0.001 par value**
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the Common Stock on May 31, 2002, as reported on the National Market of The Nasdaq Stock Market, was approximately $8,750,000. Excludes an aggregate of 11,766,707 shares of common stock held by officers and directors and by each person known by the registrant to own 5% or more of the outstanding common stock. Exclusion of shares held by any of these persons should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant. As of May 31, 2002, registrant had 18,770,422 shares of Common Stock outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

The Registrant has incorporated by reference into Part III of this Form 10-K portions of its Proxy Statement for Registrant's 2002 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K.

## TABLE OF CONTENTS

## PART I

## FORWARD-LOOKING STATEMENTS

This report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. These forward-looking statements are generally identified by words such as "expect," "anticipate," "intend," "plan," "believe," "hope," "assume," "estimate" and other similar words and expressions. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, the business risks discussed under the caption "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operation—Business Risks" in this report on Form 10-K. These business risks should be considered in evaluating our prospects and future financial performance.

## ITEM 1. BUSINESS

### Overview

Pharsight Corporation develops and markets integrated products and services that help pharmaceutical and biotechnology companies improve the drug development process. Our solution combines proprietary computer-based simulation, statistical and data analysis tools with strategic decision making and the sciences of pharmacology, drug and disease modeling, human genetics and biostatistics.

We believe our solution helps pharmaceutical and biotechnology companies reduce the time, cost and risk of drug development activities, and may improve the marketing and use of pharmaceutical products. Our solution is designed to help our customers use a more rigorous scientific and statistical process to identify earlier those drug candidates that will not be successful and to enhance the likelihood that the remaining candidates will successfully complete clinical trials. This is significant because the process of taking a drug through clinical development has remained lengthy and unpredictable while the productivity of discovery research has accelerated dramatically in recent years.

Fourteen of the world's largest 20 pharmaceutical companies have begun to apply our computer-assisted drug development solution, and our computer-based development applications are currently used on more than 2,150 researcher desktops. To date, we have been engaged in over 150 clinical development projects in more than 15 therapeutic areas.

Our operations consist of strategic services and computer-based development applications. We have an integrated offering of products and services to address the critical steps in designing clinical trials and drug development programs. Our offerings combine proprietary simulation, statistical and data analysis tools with the sciences of pharmacology, drug and disease modeling, human genetics and biostatistics. Our solution is designed to help drug development experts use a more rigorous scientific and statistical process to design trials and make program decisions.

We believe typical customer benefits of our capabilities include the following:

- More rapid and objective decision-making with quantified assessment of value versus risk;
- More effective trial designs with higher probability of success and greater information yield;
- More efficient development programs requiring fewer clinical trials and patients, less time and lower cost to reach market; and
- Strengthened competitive position due to improved product labels.

The following illustrates a typical customer application of our solution:

- In designing phase II clinical trials, companies often face significant uncertainty in selecting the appropriate doses to test. Our solution integrates information from phase I and pre-clinical activities, information concerning related drugs that have been developed by the customer, information in the scientific literature about other drugs in the same therapeutic area, and knowledge of the relevant physiological and disease processes. This information, along with carefully identified assumptions, is used to develop a mathematical model enabling a computer simulation of the proposed trial. Using this approach, customers are often able to identify proposed doses which have little chance of success and should be excluded or to identify additional doses which are more likely to yield important information.
- In designing phase III clinical trials, companies often face significant uncertainty concerning the most appropriate treatment strategy, patient inclusion/exclusion criteria and/or clinical measurements. Our solution uses an information gathering and modeling approach similar to that described above, but incorporates phase II data and detailed mathematical models of the relevant patient populations. We are often able to identify patient groups with low chance of demonstrating efficacy, or an unacceptable chance of demonstrating side effects, prior to conducting the actual trial. In addition, we may be able to predict which clinical measurements will be most likely to provide conclusive results in the proposed trial.
- In making drug portfolio decisions, companies need to integrate scientific and clinical results, such as those described above, with market and financial information for all of the drug candidates in the development pipeline. We believe that our solution helps companies make better decisions concerning "go/no-go" criteria, prioritization of potential label objectives to be pursued and optimal sequencing of clinical trials within a development program. Our solution can also help customers adopt a more quantitative and scientific approach to resource allocation among programs within their drug portfolios.

We were incorporated in California in April 1995, and we reincorporated in Delaware in June 2000. In August 2000, we had our initial public offering.

**Pharsight Products and Services**

We provide strategic services and computer-based development applications. We first offered our Model and Trial Workbench applications and scientific services in fiscal 1997. In fiscal 1998, we expanded our consulting offering to include decision services. At the end of fiscal 2001, we combined our scientific, decision support, methodology and training groups into an integrated group renamed strategic services. In fiscal 2002, we began selling our Pharsight® Knowledgebase Server™ (PKS), providing a means of capturing and managing both summary and detailed pharmacokinetic/pharmacodynamic (PK/PD) data across a large set of compounds and development phases.

We believe that a key part of continued growth is to continue to deliver new products to our current and prospective customers. These new products need to address a broader set of customer needs related to clinical development of drugs and thereby expand the number of prospective users we may sell to inside pharmaceutical companies. Our most recently announced product, PKS, was the first step in providing a broader set of product functionality.

In a typical project, our products and services are used together to design clinical trials or development programs. Some customers purchase only services from us and other customers purchase our computer-based development applications on a stand-alone basis as a tool for drug or disease modeling. In many cases our computer-based development applications continue to be utilized upon completion of a project as our customers seek to further redesign their drug development processes. The following chart depicts typical issues that we are asked to address in projects.

| Phase I | Phase II/Phase III | Phase IV |
|---|---|---|
| ◦ Bridge preclinical results to clinical process.<br>◦ Explore dose ranging and population variability.<br>◦ Determine surrogate endpoint relevance, i.e. alternate indicators of efficacy.<br>◦ Support early "go/no-go" decisions.<br>◦ Assess strategic fit in franchise. | ◦ Balance efficacy with side effects.<br>◦ Explore trial sensitivity to patient compliance and dropout.<br>◦ Investigate impact of population genetic variability.<br>◦ Evaluate alternate protocols.<br>◦ Assess time/cost versus information trade-off.<br>◦ Develop licensing/acquisition strategy. | ◦ Explore new indications and label changes.<br>◦ Plan life-cycle strategy, e.g. generic defense and "over-the-counter" switch.<br>◦ Evaluate special patient populations.<br>◦ Assess capital productivity and franchise strategy. |

Our solution provides an iterative method for enhancing the design of a clinical trial or development program, based on a series of steps. Each step utilizes available data to produce and validate a mathematical model that is in turn used to select a better strategy for moving to the next stage of clinical development.

### Strategic Services

Our strategic services consist of consulting, training and process redesign conducted by our clinical and decision scientists in the application and implementation of our core decision methodology. The methodology employed by our services group uses four types of models that work in concert:

| | |
|---|---|
| Drug-Disease Models | Our drug-disease models predictively characterize the distribution of treatment outcomes (safety, efficacy, surrogate outcomes) for a NCE (new chemical entity) and related compounds as a function of dosing strategy, disease and patient and trial characteristics. |
| Trial Models | Our trial models predict probability distributions of outcomes and reductions in uncertainty around them as a function of dosing strategy, number of treatment arms, type of control, sample population characteristics, sample size and treatment duration. |
| Market Models | Our market models characterize the demand for products (market size and share) under different feature sets and different competitive and innovation scenarios and their evolution over time. |
| Financial Models | Our financial models incorporate the foregoing scientific, clinical and commercial insight to create a dynamic understanding of the value of a program at any point in time. |

By using these models in an integrated fashion, our consultants are able to place key decisions in development into quantitative terms of uncertainty and value. Drug development is, after all, a process by which uncertainty about a drug's efficacy and safety is progressively reduced. Our methodology enables customers to identify which uncertainties are greatest and matter most, and then to design development programs, trial sequences, and individual trials in such a way that they systematically reduce those uncertainties—and do so as rapidly and cost-effectively as possible.

The methodology is most valuably applied very early in the life of a potential drug, but we have beneficially applied it at all stages of development. The integration of our models at the asset strategy (overall positioning of a new drug) and program/trial strategy (focusing on a specific indicator) phases enables us to help our customers position their drugs as competitively as possible in the market, to do so conducting all necessary and no unnecessary trials (and only as large, lengthy and costly as is required), and to redeploy resources away from unpromising compounds at the earliest possible point.

As of May 31, 2002, our strategic services group included 33 full-time personnel. Our personnel are located throughout the United States and Europe. Most have Ph.D. degrees with post-doctoral training in clinical pharmacology, biostatistics, human genetics, decision analysis or other relevant disciplines. We bring these skill sets to bear in an integrated fashion to address our customers' challenges. Senior consultants have more than a decade of experience in drug-disease modeling, trial design or strategic consulting. We also utilize a network of part-time consultants with expertise in various specialized disciplines and therapeutic areas.

We are continually refining our methodologies and introducing new technologies. We are also expanding our activities at the portfolio level and in newer therapeutic areas. In addition, we are beginning to address customer needs to improve their marketing and sales processes by applying the same quantitative methods that we apply to their development processes.

**Computer-Based Development Applications and Services**

Our software and services provide the analytical tools and conceptual framework to help clinical researchers optimize the decision-making required to perform clinical testing needed to bring drugs to market. By applying mathematical modeling and simulation to all available information on the compound being tested, researchers can clarify and quantify which trial and treatment design factors will influence the success of clinical trials. Workbench applications are being designed to be increasingly deployed together with our strategic services.

Our Model Workbench™ products are used to build a drug model and validate the assumptions and information on which it is based. The models constructed and validated with these tools are used by our Trial Workbench™. The Trial Workbench provides a structured framework for clinical trial simulation based on mathematical models that integrate existing knowledge and assumptions about a drug and the targeted population. The Trial Workbench supports the use of simulation scenarios allowing the clinical researcher to perform "virtual clinical trials" on the computer.

Our most recent product, the Pharsight® Knowledgebase Server™ (PKS), provides a means of capturing and managing both summary and detailed pharmacokinetic/pharmacodynamic (PK/PD) data across a large set of compounds and development phases. PKS also provides a unified data environment for supporting clinical pharmacology modeling and analysis activities. PKS is directly integrated with WinNonlin® Enterprise, a product in Model Workbench, which also provides import/export interfaces to other modeling and analysis tools. PKS was developed to help enable compliance with the Federal Drug Administration (FDA) regulation 21 CFR 11, which requires electronic data security and auditing on submissions to the FDA. Linked to PKS, a separate product, the PKS Reporter™ 1.0, will provide regulatory-compliant authoring of Microsoft® Word documents containing analysis results, source data, tables, and plots produced by WinNonlin® or other tools and securely managed within the PKS.

We believe that a key part of continued growth is to continue to deliver new products to our current and prospective customers. These new products need to address a broader set of customer needs related to clinical development of drugs and thereby expand the number of prospective users we may sell to inside pharmaceutical companies. Our most recently announced product, PKS, was the first step in providing a broader set of product functionality.

In February 2001, we announced the signing of a Cooperative Research and Development Agreement (CRADA) with the FDA's Center for Drug Evaluation and Research (CDER) to collaborate over the next three years on future versions of our Model and Trial Workbench products.

### Sales and Marketing

Our customers range in size from the largest pharmaceutical companies to small biopharmaceutical companies, and the focus of our work differs somewhat depending on the size and maturity of the customer. In our smaller and medium-sized customers, we tend to engage in discrete projects often with challenging analytic and design problems, where modeling and simulation can be particularly valuable. This kind of work may or may not lead to subsequent engagements. By contrast, in our largest customers, we tend to have ongoing relationships progressively focused on helping improve the process by which they develop drugs, broadening and deepening the application of modeling and simulation over time, with the intent of achieving systematic, lasting performance improvement.

PKS is our first enterprise-level software product, serving more than 100 users in our largest customers. Typically, the customer's purchase decision involves many groups, potentially including clinical pharmacology, ADME, toxicology, regulatory and early clinical as well as IT. It also involves a significant validation process. PKS therefore requires a longer selling cycle than our previous software products, and demands a team of sales, marketing and support professionals in the sales process.

### Information Products

In November 2001, Pharsight decided to suspend all marketing and acquisition of data for its information products business. This business was intended to combine anonymized patient level medical, laboratory and genetic data with software to access, analyze and present informative results to sophisticated queries. These information products permitted clinical and scientific personnel to obtain objective and quantitative answers to important questions in trial and program decision-making concerning, for example, the correlation of various disease markers with clinical outcomes, the frequency of adverse events under specific conditions, detailed patient demographics and response to placebo and standard therapies. There was very limited revenue inception to date in this area, therefore its discontinuance will not negatively impact future earnings. We have discontinued relationships that were established with Duke University, Lovelace, and Protocare Sciences, Inc. Our Clinical Workbench™ (CWB) product continues to be available but, as of March 30, 2002, had generated very limited revenues. The CWB product, which can be used in conjunction with our strategic services, enables customers to access, organize and search their large databases containing patient level information. Because the market for this product is new and emerging, it continues to be difficult to predict the level of market acceptance.

### Customers

Our customers currently consist of large pharmaceutical companies and biotechnology companies. During our fiscal year ended March 31, 2002, we provided products and services for which we recognized revenue from more than 600 customers. Pfizer Inc., our largest customer, accounted for 20% of our revenue in fiscal 2002. Consequently, we are dependent on Pfizer Inc. for a substantial portion of our revenues, and if we were to lose Pfizer Inc. as a customer, it would have a material adverse effect on our revenues and business. Information regarding long-lived assets and sales to customers by major geographic regions is set forth in Note 13 to our financial statements, which appear in "Item 8—Financial Statements and Supplementary Data."

### Research and Development

We employ engineers with expertise in software development, web-based applications, database systems, and mathematical modeling, and scientists with expertise in clinical development, statistical modeling, human genetics, and clinical pharmacology and development. Our research and development personnel work closely with our service personnel in designing and testing products to meet customer requirements. We have a scientific advisory board, which helps guide our product development efforts.

As of May 31, 2002, we had 34 employees engaged in research and development. Our research and development efforts are focused on improving and enhancing our existing products and services as well as developing new products and services. Our research and development efforts take place principally at our executive offices in Mountain View, California, and Cary, North Carolina. Our research and development expenses were $6.6 million, $8.1 million and $5.5 million, in fiscal 2002, 2001, and 2000, respectively. In November 2001, we refocused our research and development activities to concentrate only on our core modeling and simulation products and the development of our next generation platform. We believe research and development expenses will decline in fiscal 2003 as compared to fiscal 2002, as the full year effect of last year's reduction of non-core and information products resources are realized.

Pharsight is investing to grow our business by expanding our ability to achieve potential breakthrough improvements in drug development productivity for our customers. The primary focus of this investment is in software that enables customers to adopt and implement our model-based drug development methodology. New software will complement our existing modeling tools, which are used by a relatively small number of technical experts, thereby enabling a much larger number of other participants in the drug development process to utilize those models in a systematic, integrated fashion to collaborate and make better decisions. We are also broadening the capabilities of our services organization to help our customers take maximum advantage of the new tools.

### Intellectual Property Rights

#### Technology In-Licensing

Although our products are based on our research and development, we license software from third parties when it is more efficient to incorporate pre-existing programs or routines, when there are novel technologies available by license that would improve our products, or when brand-recognition of established products provides a marketing advantage. We incorporate such third-party software that we have rights to use under the terms of license agreements that require us to pay royalties to the licensor based upon either a percentage of the sales of products containing the licensed software or a fixed fee for each product shipped. Although all of the software we license for use in our products is replaceable with software from other vendors or our own development efforts, the loss of a license could delay the sales of certain of our products.

#### Intellectual Property

Our success is dependent upon our ability to develop and protect our proprietary technology and intellectual property rights. We rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, and patent, copyright and trademark laws to accomplish these goals.

We license our software products pursuant to non-exclusive license agreements which impose restrictions on customers' ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets, including but not limited to, requiring employees, customers and others with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We also seek to protect our software, documentation and other written materials under trade secret and copyright laws.

We have 13 U.S. patent applications pending. It is possible that the patents that we have applied for, if issued, or our potential future patents may be successfully challenged or that no patent will be issued from our patent application. It is also possible that we may not develop proprietary products or technologies that are patentable, that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will seriously harm our ability to do business.

Despite our efforts to protect our proprietary rights, existing laws afford only limited protection. Attempts may be made to copy or reverse engineer aspects of our product or to obtain and use information that we regard as proprietary. Accordingly, there can be no assurance that we will be able to protect our proprietary rights against unauthorized third party copying or use. Use by others of our proprietary rights could materially harm our business. Furthermore, policing the unauthorized use of our product is difficult and expensive litigation may be necessary in the future to enforce our intellectual property rights.

### Government Regulation

The pharmaceutical industry is regulated by a number of federal, state, local and international governmental entities. Although our products and services are not directly regulated by the United States Food and Drug Administration or comparable international agencies, the use of certain of our analytical software products by our customers may be regulated. We currently provide assistance to our customers in achieving compliance with these regulations.

### Competition

We compete based on a number of factors, including cost, the quality and effectiveness of our services, and the functionality, reliability and ease of implementation and use of our products. Our Model Workbench and PKS products compete with products produced by InnaPhase Corporation. Although we believe we currently do not have direct competitors for our Trial Workbench product line or our scientific services, other companies may compete with us in the future. Potential competitors may have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the pharmaceutical industry than we have. In addition, competitors may merge or form strategic alliances and be able to offer, or bring to market earlier, services that are superior to our own. In addition, our customers are primarily large pharmaceutical companies that have substantial research and development budgets, and these customers may internally develop the expertise that we provide.

### Employees

As of May 31, 2002, we had a total of 114 employees. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

## ITEM 2. PROPERTIES

Pharsight's principal administrative, sales, marketing and product development facilities are located in Mountain View, California. We lease approximately 32,000 square feet of space in Mountain View, California under a lease that expires in September 2003. Pharsight leases sales, development and training facilities in: Cary, North Carolina; Burlington, Massachusetts; and San Diego and San Francisco, California. Pharsight also leases a sales and service office in the United Kingdom. We believe that our existing facilities are adequate for our current needs and that additional space will be available as needed.

ITEM 3. LEGAL PROCEEDINGS

From time to time, Pharsight may become involved in claims, legal proceedings, or state or federal government agency proceedings that arise in the ordinary course of its business. We are currently subject to one such agency proceeding. We do not believe that the resolution of these Agency proceedings will have a material adverse effect on us.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of Pharsight's stockholders during the fourth quarter of its fiscal year ended March 31, 2002.

PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the Nasdaq National Market under the symbol "PHST." Our common stock first traded on August 9, 2000, concurrent with the underwritten initial public offering of shares of our common stock. Prior to this time there was no established public trading market for our common stock.

As of May 31, 2002, there were 18,770,422 shares of common stock outstanding that were held of record by approximately 111 stockholders.

We have never declared or paid any cash dividends on our common stock and do not anticipate paying such cash dividends on our common stock in the foreseeable future. We currently anticipate that we will retain all of our future earnings, if any, for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends on our common stock in the future will be at the discretion of our board of directors and will depend upon our results of operation, financial condition and other factors as our board of directors, in its discretion, deems relevant. In addition, under the terms of some of our debt agreements, we are prohibited from paying dividends without the consent of the lender.

Set forth below are the high and low closing prices per share of our common stock for each quarterly period in our fiscal years ended March 31, 2001 and 2002, as reported on the Nasdaq National Market.

| FY 2001 | High | Low |
|---|---|---|
| Second Quarter (8/9/00-9/30/00) | $10.69 | $8.00 |
| Third Quarter (10/1/00-12/31/00) | $ 8.88 | $2.06 |
| Fourth Quarter (1/1/01-3/31/01) | $ 4.88 | $2.00 |

| FY 2002 | High | Low |
|---|---|---|
| First Quarter (4/1/01-6/30/01) | $3.50 | $1.98 |
| Second Quarter (7/1/01-9/30/01) | $3.08 | $1.34 |
| Third Quarter (10/1/01-12/31/01) | $2.00 | $0.80 |
| Fourth Quarter (1/1/02-3/31/02) | $2.18 | $1.53 |

On August 14, 2000, we closed the sale of a total of 3,000,000 shares of our common stock, par value $0.001 per share, at a price of $10.00 per share in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1, Registration No. 333-34896, declared effective on August 8, 2000. Of the $20.3 million in net proceeds raised by us in the offering, after deducting underwriting discounts and commissions, offering expenses and the repayment of $6.1 million to our holders of Series C preferred stock:

1. Approximately $18.8 million was used to fund ongoing operations, including research and development of new and existing products; acquisitions; and
2. The remainder of the proceeds from the offering, approximately $1.5 million, remains invested in investment grade securities.

This application of the proceeds from the initial public offering did not represent a material change from the use of proceeds as described in the prospectus for the initial public offering.

In June 2002, we closed the first tranche of a two-tranche financing and sold to certain existing stockholders 761,920 shares of Series A Convertible Preferred Stock and warrants to purchase 761,920 shares of our Common Stock for approximately $3,149,000. The Series A Convertible Preferred

Stock is entitled to receive out of legally available funds quarterly dividends at the annual rate of 8% and is payable in cash or Series B Convertible Preferred Stock, of which payments will commence in September 2002. The Preferred Stock is redeemable at any time after five years from issuance upon the affirmative vote of at least 75% of the Preferred Stock stockholders. The Preferred Stock is redeemable at a price of $4.008 per share plus any unpaid dividends with respect to such share. Each share of Preferred Stock is convertible into four shares of our Common Stock at the election of the holder or upon the occurrence of certain other events. The warrants are exercisable for a period of five years from the date of issuance with an exercise price of $1.15 per share. We relied on Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), for the exemption from registration under Section 5 of the Securities Act. All purchasers of the Series A Convertible Preferred Stock and warrants to purchase shares of our Common Stock represented that they were "accredited investors" (as defined in Regulation D of the Securities Act). Subject to the necessary stockholder approval at a meeting currently scheduled to take place in September 2002, we expect to sell to the same existing stockholders in the second tranche of the two-tranche financing, an additional 1,052,742 shares of Series A Convertible Preferred Stock and additional warrants to purchase 1,052,742 shares of Common Stock for approximately $4,350,000.

## ITEM 6. SELECTED FINANCIAL DATA

You should read the following historical selected financial data in conjunction with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operation" appearing elsewhere in this Form 10-K. We have derived our balance sheet data as of March 31, 2002 and 2001, and statements of operations data for each of the years ended March 31, 2002 and 2001, from our audited financial statements included in this Form 10-K. We have derived our balance sheet data as of March 31, 2000, 1999 and 1998 and statements of operations data for the years ended March 31, 2002, 2001, and 2000, from our audited financial statements not included in this Form 10-K.

| Statements of Operations Data | Years Ended March 31, | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| | (In thousands, except per share data) | | | | |
| Revenues | $ 14,249 | $ 11,948 | $ 8,859 | $ 3,891 | $ 736 |
| Costs and expenses: | | | | | |
| Cost of revenues | 8,275 | 6,630 | 4,433 | 2,480 | 645 |
| Research and development | 6,596 | 8,096 | 5,451 | 4,327 | 2,134 |
| Sales and marketing | 8,626 | 6,703 | 4,059 | 2,292 | 1,366 |
| General and administrative | 5,877 | 4,004 | 1,967 | 1,105 | 744 |
| Amortization of deferred stock compensation | 2,993 | 7,552 | 2,180 | 57 | — |
| Amortization of intangible assets | 370 | 572 | 941 | 965 | 82 |
| Restructuring | 676 | — | — | — | — |
| Acquired in-process research and development | — | — | — | 2,592 | 362 |
| Total operating expenses | 33,413 | 33,557 | 19,031 | 13,818 | 5,333 |
| Loss from operations | (19,164) | (21,609) | (10,172) | (9,927) | (4,597) |
| Other income (expense), net | 212 | 1,038 | 185 | (120) | 172 |
| Net loss | (18,952) | (20,571) | (9,987) | (10,047) | (4,425) |
| Accretion on convertible preferred stock | — | (443) | (1,241) | (803) | (448) |
| Series C redeemable convertible preferred stock dividend | — | — | — | — | (644) |
| Net loss applicable to common stockholders | $(18,952) | $(21,014) | $(11,228) | $(10,850) | $(5,517) |
| Basic and diluted net loss per share applicable to common stockholders | $ (1.03) | $ (1.62) | $ (3.48) | $ (4.48) | $ (4.19) |
| Shares used to compute basic and diluted net loss per share applicable to common stockholders | 18,419 | 12,974 | 3,225 | 2,424 | 1,318 |

| Balance Sheet Data | Years Ended March 31, | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| Cash, cash equivalents and short-term investments | $ 13,492 | $ 21,223 | $ 16,482 | $ 6,147 | $ 3,701 |
| Working capital | 6,821 | 19,502 | 12,837 | 2,149 | 2,621 |
| Total assets | 19,954 | 28,929 | 21,320 | 9,668 | 5,407 |
| Long-term obligations, net of current portion | 3,194 | 962 | 708 | 2,812 | 1,221 |
| Redeemable convertible preferred stock | — | — | 18,582 | 17,341 | 7,176 |
| Deferred stock compensation | (1,813) | (5,197) | (3,459) | (239) | — |
| Accumulated deficit | (66,179) | (47,227) | (29,761) | (18,533) | (7,683) |
| Total stockholders' equity (deficit) | $ 6,684 | $ 22,229 | $ (4,525) | $(15,541) | $(4,857) |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The financial and business analysis below provides information which Pharsight believes is relevant to an assessment and understanding of Pharsight's financial position and results of operations for the years ended March 31, 2002, 2001, and 2000. This financial and business analysis should be read in conjunction with Item 6 "Selected Financial Data" and our Financial Statements and related notes thereto set forth under Item 8 "Financial Statements and Supplementary Data."

The following discussion and certain other sections of this Report on Form 10-K contain statements reflecting our views about our future performance and constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These views may involve risks and uncertainties that are difficult to predict and may cause actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, nature of competition, relationships with key customers, industry consolidation, influence of e-commerce and other factors discussed in the "Business Risks" section below may effect our ability to attain the projected performance. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

### Overview

We develop and market integrated products and services that help pharmaceutical and biotechnology companies improve the drug development process. Our solution combines proprietary computer-based simulation, statistical and data analysis tools with the sciences of pharmacology, drug and disease modeling, human genetics and biostatistics.

Substantially all of our sales activities are conducted through a dedicated direct sales organization located in the United States and Europe. In addition, our strategic services consultants and technical support personnel conduct sales and marketing activities. Pfizer Inc. accounted for 20% of our revenue in fiscal 2002. Consequently, we are dependent on Pfizer Inc. for a substantial portion of our revenues, and if we were to lose Pfizer Inc. as a customer, it would have a material adverse effect on our revenues and business. In fiscal 2001, Johnson & Johnson and Pfizer Inc. were our largest revenue customers, accounting for 17% and 11%, respectively.

In the second half of fiscal 2001, we also signed agreements with iBiomatics LLC, Intrasphere and PriceWaterhouseCoopers (PWC) to support our current and future product and service offerings. These are lead referral and support agreements. These agreements are not based on minimums or royalties.

In the second half of fiscal 2002, we signed agreements with Oracle, Intrasphere and PriceWaterhouseCoopers (PWC) to support our current and future product and service offerings. These are lead referral and support agreements. These agreements are not based on minimums or royalties to be paid by Pharsight. The Oracle agreement does contain contingent royalties to be paid to Pharsight, based on future sales.

### Critical Accounting Policies and Estimates

Our financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate estimates, including those related to revenue and restructuring. Estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

*Revenue Recognition*

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue recognition policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter.

*Restructuring*

During fiscal year 2002, we recorded reserves in connection with our restructuring program. These reserves include estimates pertaining to employee separation costs, the ability to sub-lease vacated facilities and the settlements of contractual obligations resulting from our actions. Although we do not anticipate significant changes, the actual costs may differ from these estimates.

### Source of Revenue and Revenue Recognition

Our revenues are derived from two primary sources: initial and renewal fees for product licenses and scientific and training consulting services. Additionally, we had a small amount of revenue from subscriptions to our information products in fiscal 2002.

Our revenue recognition policy is in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," or SOP 97-2, as amended by Statement of Position No. 98-4, "Deferral of the Effective Date of SOP 97-2, 'Software Revenue Recognition,' " or SOP 98-4, and Statement of Position No. 98-9, "Modification of SOP No. 97-2 with Respect to Certain Transactions," or SOP 98-9. For each arrangement, we determine whether evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. If any of these criteria are not met, we defer revenue recognition until such time as all of the criteria are met. We do not currently offer, have not offered in the past, and do not expect to offer in the future, extended payment term arrangements. If we do not consider collectibility to be probable, we recognize revenue when the fee is collected. No customer has the right of return.

Contracts from which we receive solely license and renewal fees consist of one year software licenses (initial and renewal fees) bundled with post contract support services, or PCS. We do not have vendor specific objective evidence to allocate the fee to the separate elements, as we do not sell PCS separately. We recognize each of the initial and renewal license fees ratably over the one year period of the license during which the PCS is expected to be provided as required by paragraph 12 of SOP 97-2.

We do not present PCS revenue separately as we do not have vendor specific objective evidence of PCS, and we do not believe other allocation methodologies, namely allocation based on relative costs, provide a meaningful and supportable allocation between license and PCS revenues.

We have one international distributor. There is no right of return or price protection for sales to the international distributor. We recognize revenue ratably over the one-year initial license or renewal period. Revenue from this distributor in 2002, 2001, and 2000 was less than 1% of total revenues.

For arrangements consisting solely of services, we recognize revenue as services are performed. Arrangements for services may be charged at daily rates for different levels of consultants and out-of-pocket expenses or may be for a fixed fee. For fixed fee contracts with payments based on milestones or acceptance criteria, we recognize revenue as such milestones are achieved or upon acceptance, which approximates the level of services provided. For fixed fee arrangements at the end of each accounting period (i) we analyze the appropriateness of the daily rates charged based upon total fees to be charged and total hours to be incurred, and (ii) we determine if losses should be recognized.

We also enter into arrangements consisting of licenses, renewal fees and scientific consulting services. The scientific consulting services meet the criteria of paragraph 65 of SOP 97-2 for separate accounting. As the only undelivered elements are services and PCS, and the PCS term (expressed or implied) and the period over which we expect the services to be performed are the same period, we recognize revenue based on the lesser of actual services performed and licenses delivered or straight line over the period of the agreement. If the PCS term and the period over which we expect the services to be performed are not the same period, we recognize revenue based on the lesser of actual services performed and licenses delivered or straight line over the longer of the PCS term and the period over which we expect the services to be performed. Vendor specific objective evidence of fair value of scientific services for purposes of revenue recognition in these multiple element arrangements is based on daily rates for different levels of consultants and out-of-pocket expenses.

Our strategic services included in multiple element arrangements are not essential to the functionality of the other elements of an arrangement. To date we have not used and do not expect to use contract accounting for the entire software arrangement.

We recognize revenue from the subscription to information products over the contract period, provided we have evidence of an arrangement, the price of the subscription is fixed or determinable and payment is reasonably assured. The subscription fees have been included in license revenues.

**Acquisitions**

In February 2001, we acquired the assets of Metazoa.com., a privately-held company that develops collaborative software for the life science research community. We purchased Metazoa's assets for cash of $250,000 and incurred acquisition expenses of $102,000. The acquisition was accounted for using the purchase method. We allocated the purchase price to intangible assets and goodwill based on a valuation.

**Deferred Stock Compensation**

During the years ended March 31, 2001 and 2000, we recorded aggregate deferred compensation of $10.1 million and $5.4 million, respectively, representing the difference between the exercise price of stock options granted and the then deemed fair value of our common stock. The amortization of deferred compensation is charged to operations over the vesting period of the options using the graded method for employee options, and the straight-line method for non-employee options. During the year ended March 31, 2002, we recorded deferred stock compensation of $114,000 representing the intrinsic value of a certain stock award issued to an officer as a bonus. The amortization of this deferred stock compensation is charged to operations over the vesting period of the stock award using the straight-line method. We amortized $3.0 million, $7.6 million and $2.2 million of deferred compensation for the years ended March 31, 2002, 2001, and 2000. The amount of deferred compensation relating to stock options issued to employees and consultants to be amortized in future periods, ending March 31, is as follows:

| | |
|---|---|
| 2003 | $1,402,000 |
| 2004 | $ 379,000 |
| 2005 | $ 32,000 |

## Results of Operations

*Years Ended March 31, 2002 and 2001*

*Revenues.* License and renewal revenues increased $1.4 million, or 38%, from $3.6 million in fiscal 2001 to $5.0 million in fiscal 2002. Of this increase, $1.1 million was due to an approximately 26% increase in the number of licenses sold from fiscal 2001 to fiscal 2002, and approximately $253,000 reflected an increase in annual renewal revenue due to the growth in the installed base.

Service revenues increased $1.0 million, or 12%, from $8.3 million in fiscal 2001 to $9.3 million in fiscal 2002. We view this increase as our customers' increased adoption of our methodologies. As of March 31, 2002, we were engaged with 14 of the top 20 major pharmaceutical companies. Significant customer expansions and additions this past year included Aventis, Lilly and expansion to all R&D locations of Pfizer, Inc., as well as Millennium Pharmaceuticals. As a result of these expansions, revenue from existing customers increased $3.0 million or 34%, from $8.7 million in fiscal 2001 to $11.7 million in fiscal 2002. Over the same period, revenue from new customers declined 18%, as we focused on enhancing our existing relationships.

*Cost of revenues.* Cost of license and renewal revenues consists of royalty expense for third-party software included in our products, and cost of materials for both initial products and product updates provided for in our annual license agreements. Cost of license and renewal revenues increased 25% to $2.0 million for the year ended March 31, 2002, from $1.6 million for the year ended March 31, 2001. The increase was due primarily to the inclusion of costs of our information products as cost of revenues beginning with the release of these products for general distribution in December 2000. During the year ended March 31, 2002, we implemented a restructuring program to better align operating expenses with anticipated revenues. The restructuring actions reduced resources in non-core areas such as our information products. Cost of license and renewal revenues as a percentage of license and renewal revenues was 40% for the year ended March 31, 2002, compared to 45% for fiscal 2001. This percentage should decline substantially in fiscal 2003, as product royalties continue and all information product costs, as of November 2001, are now expensed. In addition, this percentage will also decrease to the extent revenues increase.

Cost of services revenues increased 26% to $6.3 million for the year ended March 31, 2002, from $5.0 million for the year ended March 31, 2001. The increase was due primarily to additional personnel in strategic services. Because of the direct relationship of personnel to projects undertaken, we anticipate that as we take on new projects, cost of revenues will reflect changes in total revenue. The cost of service revenues, as a percentage of service revenues, was 68% in fiscal 2002 and 60% in fiscal 2001. The increase in this percentage in fiscal 2002, was due to under utilized capacity in our services organization. In fiscal 2003, we are more closely aligning project teams with key customer accounts. This is being implemented to make improvements to our productivity, margins and revenues on an annual basis. Because we are still in transition to this new model, we do not expect to see significant benefits from this realignment until the second half of fiscal 2003, at the earliest.

*Research and development.* Research and development expenses decreased $1.5 million, or 19%, from $8.1 million in fiscal 2001 to $6.6 million in fiscal 2002. The decrease resulted primarily from reduced numbers of software developers and outside contractors in non-core product areas including our information products areas. As a percentage of revenues, research and development expenses decreased from 68% in fiscal 2001 to 46% in fiscal 2002. We believe research and development expenses will decline in fiscal 2003 as compared to fiscal 2002, as we see the full year impact of the headcount reductions.

*Sales and marketing.* Sales and marketing expenses increased $1.9 million, or 29%, from $6.7 million in fiscal 2001 to $8.6 million in fiscal 2002. The increase in sales and marketing expenses is related primarily to an expansion in our sales force personnel. As a percentage of total revenues, sales and marketing expenses increased from 56% in fiscal 2001 to 61% in fiscal 2002. The increase in marketing and sales expense as a percentage of total revenues reflects the growth in the number of professionals selling and marketing our products and services, offset in part by increased revenues. This percentage is expected to decrease in the future to the extent revenues increase.

*General and administrative.* General and administrative expenses increased from $4.0 million in fiscal 2001 to $5.9 million in fiscal 2002. The increase is related to growth in management and administrative support staff as well as professional fees as a result of the expansion of our business and the costs of being a public company. As a percentage of total revenues, general and administrative expenses increased from 34% in fiscal 2001 to 41% in fiscal 2002. This percentage is expected to decrease in the future to the extent revenues increase.

*Restructuring.* In fiscal 2002, we implemented a restructuring program to better align operating expenses with anticipated revenues. Our restructuring actions reduced resources in non-core areas. We recorded a $676,000 restructuring charge, which consists of $402,000 in facility exit costs (including $81,000 in equipment impairment), $253,000 in personnel severance costs and $21,000 in other exit costs. The restructuring program resulted in the reduction in force across all company functions of approximately 14% or 20 employees. As of March 31, 2002, all 20 employees had been terminated as a result of the program. The restructuring actions did not impact the resources assigned to develop or support our current and future PKS, WinNonlin®, WinNonMix® and Trial Simulator™ product families. At March 31, 2002, we had $249,000 of accrued restructuring costs related to monthly lease expenses for two facilities that were exited in fiscal 2002, employee severance payments and other exit costs. We estimate that the restructuring program will save the company approximately $4.5 million of expenses on an annualized basis.

*Other income (expense), net.* Other income, net, decreased to $212,000 for fiscal 2002 from other income, net, of $1.0 million for fiscal 2001. This decrease occurred as a result of lower interest income on a smaller average balance of cash and short-term investments, as well as higher interest expense as we began paying for our utilization of our term loan. We continued to reduce the outstanding balance of our obligations under capital leases. We expect our interest income to be reduced in 2003 due to lower interest rates and lower average balances. We also expect to have increased interest expense as we exercise our term loan credit facility for an entire year.

*Provision for income taxes.* As a result of our net operating losses, no provision was recorded for income taxes during fiscal years 2002 and 2001. As of March 31, 2002, we had federal and state net operating losses of $50 million and $20 million respectively, which begin to expire in the years 2003 through 2022. We have recorded a valuation allowance against the entire net operating loss carry-forwards because of the uncertainty that we will be able to realize the benefit of the net operating loss carry-forwards before they expire.

***Years Ended March 31, 2001 and 2000***

*Revenues.* License and renewal revenues increased $1.0 million, or 37%, from $2.6 million in fiscal 2000 to $3.6 million in fiscal 2001. Of this increase, $560,000 was due to an approximately 27% increase in the number of licenses sold from fiscal 2000 to fiscal 2001, and approximately $403,000 reflected an increase in annual renewal revenue due to the growth in the installed base.

Service revenues increased $2.1 million, or 34%, from $6.2 million in fiscal 2000 to $8.3 million in fiscal 2001. We view this increase as an indication of our customers' acceptance of our methodologies. As of March 31, 2001, we were engaged with 14 of the top 20 major pharmaceutical companies. Significant customer additions this past year included Aventis, Lilly and Bayer, as well as an additional leading biotechnology company. Over 80% of our revenue increase from last year came from existing customers.

*Cost of revenues.* Cost of license and renewal revenues consists of royalty expense and cost of materials for both initial products and product updates provided for in our annual license agreements. Cost of license and renewal revenues increased 54% to $1.6 million for the year ended March 31, 2001, from $1.1 million for the year ended March 31, 2000. The increase was due primarily to the inclusion of costs of our information products as cost of revenues beginning with the release of these products for general distribution in December 2000. We began including our product team's costs to convert data from contract providers into customer usable information as cost of revenue in the latter part of fiscal 2001. New versions of products shipped in fiscal 2001 contained a slightly higher royalty expense component than the older versions. These increases were partially offset by a reduction in salary-related expenses in the second half of fiscal 2001, as we increased efficiency and productivity in our customer support staff. Cost of license and renewal revenues as a percentage of license and renewal revenues was 45% for the year ended March 31, 2001, compared to 40% for fiscal 2000.

Cost of services revenues increased 48% to $5.0 million for the year ended March 31, 2001, from $3.4 million for the year ended March 31, 2000. The increase was due primarily to increased personnel in strategic services. The cost of service revenues, as a percentage of service revenues, was 60% in fiscal 2001 and 54% in fiscal 2000.

*Research and development.* Research and development expenses increased $2.6 million, or 49%, from $5.5 million in fiscal 2000 to $8.1 million in fiscal 2001. The increase resulted primarily from an increase in the number of software developers and the use of outside contractors. In particular, we dedicated considerable resources to the development of the Clinical Workbench and information products. As a percentage of revenues, research and development expenses increased from 62% in fiscal 2000 to 68% in fiscal 2001.

*Sales and marketing.* Sales and marketing expenses increased $2.6 million, or 65%, from $4.1 million in fiscal 2000 to $6.7 million in fiscal 2001. The increase in sales and marketing expenses is related primarily to an expansion in our sales force personnel. As a percentage of total revenues, sales and marketing expenses increased from 46% in fiscal 2000 to 56% in fiscal 2001. The increase in marketing and sales expense as a percentage of total revenues reflects the rapid growth in the number of professionals selling and marketing our products and services, offset by increased revenues.

*General and administrative.* General and administrative expenses increased from $2.0 million in fiscal 2000 to $4.0 million in fiscal 2001. The increase is related to growth in management and administrative support staff as well as professional fees as a result of the expansion of our business and the costs of being a public company. As a percentage of total revenues, general and administrative expenses increased from 22% in fiscal 2000 to 34% in fiscal 2001.

*Other income (expense), net.* Other income, net, increased to $1.0 million for fiscal 2001 from other income, net, of $185,000 for fiscal 2000. This increase occurred as a result of higher interest income on a larger average balance of cash and short-term investments as a result of the net proceeds received in August 2000 from our initial public offering, as well as lower interest expense as we reduced the outstanding balance of our notes payable.

*Provision for income taxes.* As a result of our net operating losses, no provision was recorded for income taxes during fiscal years 2001 and 2000. As of March 31, 2001, we had federal and state net operating loss carry forwards of $42.3 million available to offset future taxable income, which may be used, subject to limitations, to offset future state and federal taxable income through 2020. We have recorded a valuation allowance against the entire net operating loss carryforwards because of the uncertainty that we will be able to realize the benefit of the net operating loss carryforwards before they expire.

## Liquidity and Capital Resources

Since our inception we have funded operations through the private sale of preferred stock, with net proceeds of approximately $38 million, limited borrowings and equipment leases. In August 2000, we completed our initial public offering of 3,000,000 shares of common stock, at a price of $10.00 per share, all of which shares were issued and sold by us for net proceeds of $26.4 million, net of underwriting discounts and commissions of $2.1 million and expenses of $1.5 million. We paid $6.1 million to holders of our Series C preferred stock at the closing of the offering as required by the terms of the Series C preferred stock. After this payment, our net proceeds were $20.3 million.

As of March 31, 2002, we had $13.5 million in cash and short-term investments, which include $4.5 million of cash borrowed under our credit facilities with Silicon Valley Bank. Cash and short-term investments decreased by $7.7 million from those held as of March 31, 2001. Our working capital, defined as current assets less current liabilities, at March 31, 2002, was $6.8 million, a decrease of $12.7 million in working capital from March 31, 2001. The decrease in the working capital is primarily attributable to our net loss, and the borrowing of $4.5 million on our credit facilities, offset by continued payment of our previous notes payable. In June 2001 we extended and enhanced our previously unused credit facilities with Silicon Valley Bank, providing $7.5 million available under three different facilities. All have rates which are based on the prime interest rate plus one point or prime interest plus 1.25 points, and were fundable over the next year and are payable over a four year period. The term loan facility of $3.5 million was fully exercised in fiscal 2002 and is payable, beginning in July 2002, over the next four years, ending June 2006. In addition, $1.0 million of the accounts receivable facility was also utilized in fiscal 2002 and is payable in June 2003.

As of March 31, 2002, we were in violation of a debt/tangible net worth covenant under our credit facilities with Silicon Valley Bank. On May 10, 2002, a loan modification agreement was signed with Silicon Valley Bank which removed the debt/tangible net worth covenant thereby curing the breach.

The following covenants apply to our Silicon Valley Bank loan facilities: Quick Ratio (excluding deferred revenue) greater than 1.0, Remaining months liquidity of 6 months, Liquidity of two times the term loan advance, and annual Net Losses within 20% of our plan, measured at specific quarterly amounts. We are in compliance with each of these covenants.

Net cash used in operating activities was $10.4 million in fiscal 2002, $11.6 million in fiscal 2001 and $6.6 million in fiscal 2000. The cash used in these periods was primarily attributable to net losses in each period of $19.0 million, $20.6 million and $10.0 million, respectively, partially offset by non-cash charges of $3.0 million, $7.6 million and $2.2 million in deferred stock compensation in fiscal 2002, 2001, and 2000, respectively.

Net cash provided by investing activities was $1.5 million in fiscal 2002 and $2.1 million in fiscal 2001, which resulted from maturities of short-term investments, partially offset by purchases of short-term investments and property and equipment. Net cash used for investing activities was $10.0 million in fiscal 2000 including the purchase of short-term investments and capital expenditures.

Financing activities provided net cash of $4.1 million in fiscal 2002, $19.5 million in fiscal 2001 and $17.7 million in fiscal 2000. In fiscal 2002, these amounts were primarily proceeds from our credit facility borrowings, partially offset by $689,000 in payments on our notes payable and capital lease obligations.

We have incurred quarterly and annual losses in each of the seven years since we were formed. We incurred a net loss of $19.0 million for the fiscal year ended March 31, 2002, as well as net losses of $20.6 million and $10.0 million for the fiscal years ended March 31, 2001 and 2000, respectively.

In June 2002, we extended our secured revolving credit facility agreement with Silicon Valley Bank for an additional year. We continue to have up to $4.0 million available under two accounts receivable facilities. These include $2.5 million of secured revolving credit against 80% of eligible domestic accounts receivable and $1.5 million of secured revolving credit against 90% of eligible foreign accounts receivable. We continue to have $1.0 million of the accounts receivable facilities utilized.

In June 2002, we closed the first tranche of a two-tranche financing and sold to certain existing stockholders 761,920 shares of Series A Convertible Preferred Stock and warrants to purchase 761,920 shares of our Common Stock for approximately $3,149,000. The Series A Convertible Preferred Stock is entitled to receive out of legally available funds quarterly dividends at the annual rate of 8% and is payable in cash or Series B Convertible Preferred Stock, of which payments will commence in September 2002. The Preferred Stock is redeemable at any time after five years from issuance upon the affirmative vote of at least 75% of the Preferred Stock stockholders. The Preferred Stock is redeemable at a price of $4.008 per share plus any unpaid dividends with respect to such share. Each share of Preferred Stock is convertible into four shares of our Common Stock at the election of the holder or upon the occurrence of certain other events. The warrants are exercisable for a period of five years from the date of issuance with an exercise price of $1.15 per share, subject to the necessary stockholder approval at a meeting currently scheduled to take place in September 2002, we expect to sell to the same existing stockholders in the second tranche of the two-tranche financing, an additional 1,052,742 shares of Series A Convertible Preferred Stock and additional warrants to purchase 1,052,742 shares of Common Stock for approximately $4,350,000.

Management believes the Company has adequate cash to sustain operations through fiscal year 2003 and is managing its business to achieve positive cash flow utilizing existing assets. During 2002, the Company's commitments and liabilities were significantly reduced via restructuring events. In addition, the Company reduced ongoing operating expenses by reducing purchases of other services and making workforce reductions. We are committed to the successful execution of our operating plan and will take further restructuring actions as necessary to align our revenues and reduce expenses.

The following table depicts our contractual obligations as of March 31, 2002:

| | Payments Due by Period | | | |
|---|---|---|---|---|
| Contractual Obligations | Total | Less Than 1 Year | 1-3 Years | 4-5 Years |
| | (in thousands) | | | |
| Notes Payable | $4,500 | $1,656 | $1,750 | $1,094 |
| Capital Lease Obligations | 1,119 | 749 | 370 | 0 |
| Operating Leases * | 2,725 | 1,636 | 970 | 119 |
| Total Contractual Cash Obligations | $8,344 | $4,041 | $3,090 | $1,213 |

* Net of subleases and payments included in the current year restructuring charge

### Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The new rules require business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting and goodwill acquired after this date will not be amortized. Goodwill existing at June 30, 2001, continued to be amortized through the end of our fiscal year ended March 31, 2002, and will be tested for impairment using the current method, which uses an undiscounted cash flow test. Beginning in our first fiscal quarter ended June 30, 2002, Pharsight will adopt SFAS 141 and SFAS 142. Based on acquisitions completed as of June 30, 2001, it is not expected to have a significant impact on our results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. Pharsight adopted FAS 144 as of April 1, 2002, and Pharsight does not expect that the adoption of the Statement will have a significant impact on our financial position and results of operations.

In November 2001, the FASB issued a Staff Announcement (the "Announcement"), Topic D-103, which concluded that the reimbursement of "out-of-pocket" expenses should be classified as revenue in the statement of operations. This Announcement should be applied in financial reporting periods beginning after December 15, 2001. Upon application of this Announcement, comparative financial statements for prior periods should be reclassified to comply with the guidance in this Announcement. Pharsight previously recorded reimbursement of "out-of-pocket" expenses in cost of services. Effective January 1, 2002, Pharsight adopted the Announcement. The adoption of the Announcement had no significant impact on our results of operation and on our comparative financial statements for prior periods.

## Business Risks

### Items That Affect Our Future Operations

***We have a history of losses that we expect will continue, and we may not be able to generate sufficient revenues to achieve profitability.***

We commenced our operations in April 1995 and have incurred net losses since that time. As of March 31, 2002, we had an accumulated deficit of $66.2 million. We expect to incur further losses as we continue to develop our business. Since the amounts we may determine to invest to grow our business are uncertain, we are unable to be certain when, if ever, we may become profitable. We have announced that we intend to achieve cash breakeven (ebitda—earnings before interest, taxes, depreciation and amortization) by June 2003; however, this expectation is based on a number of assumptions, including some outside of our control, including the state of the overall economy and the demand for our products, and if these assumptions do not prove to be accurate then we may never generate sufficient revenues to achieve profitability. Furthermore, even if we do achieve ebitda breakeven profitability and positive operating cash flow, we may not be able to sustain or increase profitability or positive operating cash flow on a quarterly or annual basis. If our losses exceed the expectations of investors, the price of our common stock may decline.

***We have experienced restructuring actions, which may not sufficiently reduce operating expenses, and there is a continued risk of restructuring until the company reaches profitability.***

Our restructurings were designed to lower our cash used for operating expenses by reducing expenses for facilities, sales and marketing, hosting, professional services and marketing arrangements and significantly reducing our current employee and contractor staffing levels. While the restructurings have reduced cash operating expenses, our ability to adequately reduce cash used in operations, and ultimately generate profitable results from operations, is dependent upon successful execution of our business plan, including obtaining new customers. As of March 31, 2002, we had working capital of $6.8 million and had equity of $6.7 million. During the year ended March 31, 2002, we used cash in operating activities of $10.4 million. There can be no assurance that we will be successful in implementing our new business plan or sufficiently reducing our operating expenses in the future. Our inability to generate adequate revenue growth, reduce costs or to integrate acquisitions and continue to develop successful product and services offerings could have a material adverse effect upon our ability to successfully achieve breakeven operations and result in additional restructuring actions.

***Our quarterly operating results may fluctuate significantly and may fail to meet the expectations of securities analysts and investors, which could cause our stock price to decline.***

We expect our quarterly operating results may fluctuate in the future, and may vary from securities analysts' and investors' expectations, depending on a number of factors described below and elsewhere in this "Business Risks" section of Form 10-K, including:

- Variances in demand for our products and services;
- Timing of the introduction of new products or services and enhancements of existing products or services;
- Changes in research and development expenses;
- Our ability to complete fixed-price service contracts without committing additional resources;
- Changes in industry conditions affecting our customers; and
- Reorganization.

As a result, quarterly comparisons may not indicate reliable trends of future performance.

We base our expense levels in part upon our expectations concerning future revenue, and these expense levels are relatively fixed in the short term. If we have lower revenue, we may not be able to reduce our spending in the short term in response. Any shortfall in revenue would have a direct impact on our results of operations. For these and other reasons, we may not meet the earnings estimates of securities analysts or investors, and the price of our common stock may decline.

In November 2001, we announced that we were taking actions intended to reduce our expenses by approximately $5 million on an annualized basis. Our current estimate is a reduction of approximately $4.5 million on an annualized basis. However if we are unable to achieve the productivity increases we have planned and if we are unable to achieve other expense reduction goals, we may not achieve this level of annualized savings, which would limit our ability to become profitable.

Our cost-cutting actions leave us with less available capacity to deliver our products and services. If there is a significant increase in demand from our estimates, it will take us longer to react to satisfy this demand, which would limit our ability to grow our business and potentially become profitable.

***Because our sales and implementation cycles are long and unpredictable, our revenues are difficult to predict and may not meet our expectations or those of our investors.***

The lengths of our sales and implementation cycles are difficult to predict and depend on a number of factors, including the type of product or services being provided, the nature and size of the potential customer and the extent of the commitment being made by the potential customer. Our sales cycle is unpredictable and may take six months or more. Our implementation cycle is also difficult to predict and can be longer than one year. Each of these can result in delayed revenues, increased selling expenses and difficulty in matching revenues with expenses, which may contribute to fluctuations in our results of operations and cause our stock price to be volatile. A key element of our strategy is to market our product and service offerings to large organizations. These organizations can have elaborate decision-making processes and may require evaluation periods, which could extend the sales and implementation cycle. Moreover, we often must provide a significant level of education to our prospective customers regarding the use and benefit of our product and service offerings, which may cause additional delays during the evaluation and acceptance process. We therefore have difficulty forecasting the timing and recognition of revenues from sales of our product and service offerings.

***Our revenue is concentrated in a few customers, and if we lose any of these customers our revenue may decrease substantially.***

We receive a substantial majority of our revenue from a limited number of customers. In fiscal 2002, sales to our top customer accounted for 20% of our revenue and sales to our top five customers accounted for 49% of our revenue. In fiscal 2001, sales to our top two customers collectively accounted for 28% of our revenue and sales to our top five customers accounted for 43% of our revenue. We expect that a significant portion of our revenue will continue to depend on sales to a small number of customers. If we do not generate as much revenue from these major customers as we expect to, or if we lose any of them as customers, our total revenue may be significantly reduced.

***If we are unable to generate additional sales from existing customers and generate sales to new customers, we may not be able to generate sufficient revenues to become profitable.***

Our success depends on our ability to develop our existing customer relationships and establish relationships with additional pharmaceutical and biotechnology companies. If we lose any significant relationships with existing customers or fail to establish additional relationships, we may not be able to execute our business plan and our business will suffer. Developing customer relationships with pharmaceutical companies can be difficult for a number of reasons. These companies are often very large organizations with complex decision-making processes that are difficult to change. In addition, because our products and services relate to the core technologies of these companies, these organizations are generally cautious about working with outside companies. Some potential customers may also resist working with us until our products and services have achieved more widespread market acceptance. Our existing customers could also reassess their commitment to us, not renew existing agreements or choose not to expand the scope of their relationship with us.

***Our revenues and results of operations would be adversely affected if a customer cancels a contract for services with us.***

Our services agreements can be canceled upon prior notice by our customers. Additionally, due to the nature of our services engagements, customers sometimes delay projects because of timing of the clinical trials and the need for data and information that prevent us from proceeding with our projects. These delays and contract cancellations cannot be predicted with accuracy and we cannot assure you that we will be able to replace any delayed or canceled contracts with the customer or other customers. If we are unable to replace those contracts, our revenues and results of operations would be adversely affected.

***We may lose existing customers or be unable to attract new customers if we do not develop new products and services or if our offerings do not keep pace with technological changes.***

The successful growth of our business depends on our ability to develop new products and services and incorporate new capabilities, including the expansion of our product to address a broader set of customer needs related to clinical development of drugs and thereby expand the number of its prospective users, on a timely basis. If we cannot adapt to changing technologies, emerging industry standards, new scientific developments and increasingly sophisticated customer needs, we may not achieve revenue growth and our products and services may become obsolete, and our business could suffer. We have suffered product delays in the past, resulting in lost product revenues. In addition, early releases of software often contain errors or defects. We cannot assure you that, despite our extensive testing, errors will not be found in our products before or after commercial release, which could result in product redevelopment costs and loss of, or delay in, market acceptance. Furthermore, a failure by us to introduce new products or services on schedule could harm our business prospects. Any delay or problems in the installation or implementation of new products or services may cause customers to forego purchases from us.

*If the security of our customers' data is compromised, we could be liable for damages and our reputation could be harmed.*

As part of implementing our products and services, we inherently gain access to certain highly confidential proprietary customer information. It is critical that our facilities and infrastructure remain secure and are perceived by the marketplace to be secure. Despite our implementation of a number of security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. We do not have insurance to cover us for losses incurred in many of these events. If we fail to meet our customers' security expectations, we could be liable for damages and our reputation could suffer.

*If we are required to commit unanticipated resources to complete fixed-price service contracts, we may incur losses on these contracts, which could cause our operating results to decline.*

A significant portion of revenue from our short-term agreements has been derived from service contracts that are billed on a fixed-price basis. These contracts specify certain obligations and deliverables to be met by us regardless of our actual costs incurred. Our failure to accurately estimate the resources required for a fixed-price service contract could cause us to commit additional resources to a project, which could cause our operating results to decline. We cannot assure you that we can successfully complete these contracts on budget, and our inability to do so could harm our business.

*If we are unable to complete a project due to scientific limitations or otherwise meet our customers' expectations, our reputation may be adversely affected and we may not be able to generate new business.*

Because our projects may contain scientific risks, which are difficult to foresee, we cannot guarantee that we will always be able to complete them. Any failure to meet our customers' expectations could harm our reputation and ability to generate new business. On a few occasions, we have encountered scientific limitations and been unable to complete a project. In each of these cases, we have been able to successfully renegotiate the terms of the project with the particular customer. We cannot assure you that we will be able to renegotiate our customer agreements if such circumstances occur in the future. Moreover, even if we complete a project, we may not meet our customers' expectations regarding the quality of our products and services or the timeliness of our services.

*If we are unable to hire additional specialized personnel, we will not be able to grow our business.*

Growth in the demand for our products and services will require additional personnel, particularly qualified scientific and technical personnel. We currently have limited personnel and other resources to staff and complete projects. In addition, as we grow our business, we expect an increase in the number of complex projects and large deployments of our products and services, which require a significant amount of personnel for extended periods of time. However, there is currently a shortage of these personnel worldwide, and competition for these personnel from numerous companies and academic institutions may limit our ability to hire these persons on commercially reasonable terms. Staffing projects and deploying our products and services will also become more difficult as our operations and customers become more geographically diverse. If we are not able to adequately staff and complete our projects, we may lose customers and our reputation may be harmed. Any difficulties we may have in completing customer projects may impair our ability to grow our business.

*If we lose key members of our management, scientific or development staff, or our scientific advisors, our reputation may be harmed and we may lose business.*

We are highly dependent on the principal members of our management, scientific and development staff. Our reputation is also in part based on our association with key scientific advisors. The loss of any of these personnel might adversely impact our reputation in the market and harm our business. Failure to attract and retain key management, scientific and technical personnel could prevent us from achieving our strategy and developing our products and services.

***Our business depends on our intellectual property rights, and if we are unable to adequately protect them, our competitive position will suffer.***

Our intellectual property is important to our competitive position. We protect our proprietary information and technology through a combination of patent, trademark, trade secret and copyright law, confidentiality agreements and technical measures. We have filed thirteen patent applications, but do not currently have any patents issued. We cannot assure you that the steps we have taken will prevent misappropriation of our proprietary information and technology, nor can we guarantee that we will be successful in obtaining any patents or that the rights granted under such patents will provide a competitive advantage. Misappropriation of our intellectual property could harm our competitive position. We may also need to engage in litigation in the future to enforce or protect our intellectual property rights or to defend against claims of invalidity, and we may incur substantial costs as a result. In addition, the laws of some foreign countries provide less protection of intellectual property rights than the laws of the United States and Europe. As a result, we may have an increasingly difficult time adequately protecting our intellectual property rights as our sales in foreign countries grow.

***If we become subject to infringement claims by third parties, we could incur unanticipated expense and be prevented from providing our products and services.***

We cannot assure you that infringement claims by third parties will not be asserted against us or, if asserted, will be unsuccessful. These claims, whether or not meritorious, could be expensive and divert management resources from operating our company. Furthermore, a party making a claim against us could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could block our ability to provide products or services, unless we obtain a license to such technology. In addition, we cannot assure you that licenses for any intellectual property of third parties that might be required for our products or services will be available on commercially reasonable terms, or at all.

***Future acquisitions could be difficult to integrate, disrupt our business and dilute stockholder value.***

In order to expand our product and service offerings and reach new customers, we may continue to acquire products, technologies or businesses that we believe are complementary. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, services, products and personnel of the acquired company, the diversion of management's attention from other business concerns, the potential loss of key employees of the acquired company and our inability to maintain the goodwill of the acquired businesses. We also cannot predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed.

Future acquisitions may result in:

- Potentially dilutive issuances of equity securities;
- The incurrence of additional debt;
- The assumption of known and unknown liabilities; and
- The write-off of software development costs, and the amortization of expenses related to intangible assets and charges against earnings.

Any of the above factors, if they occur, could harm our business.

***International sales of our product account for a significant portion of our revenue which exposes us to risks inherent in international operations.***

We market and sell our products and services in the United States and internationally. International sales of our products and services accounted for approximately 36% of our total revenues for the year ending March 31, 2002. We have a total of 12 employees based outside the United States that market and sell our products and services, including a sales/consulting/product support office in London with seven employees. In addition, we may in the future open offices in other countries. The expansion of our existing international operations and entry into additional international markets may require significant management attention and financial resources. We cannot be certain that our existing international operations or the expansion of our operations to other countries will produce desired levels of revenue. We currently have limited experience in developing localized versions of our products and services and marketing and distributing our products internationally. Our operations in the United States and Europe also expose us to the following general risks associated with international operations:

- Disruptions to commercial activities or damage to our facilities as a result of political unrest, war, terrorism, labor strikes and work stoppages;
- Difficulties and costs of staffing and managing foreign operations;
- The impact of recessions in economies outside the United States;
- Greater difficulty in accounts receivable collection and longer collection periods;
- Potential adverse tax consequences, including higher tax rates generally in Europe;
- Tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;
- Unexpected changes in regulatory requirements of foreign countries, especially those with respect to software, pharmaceutical and biotechnology companies; and
- Fluctuations in the value of currencies.

To the extent that such disruptions and costs interfere with our commercial activities, our results of operations could be harmed.

### Risks Related To Our Industry

*Our market may not develop as quickly as expected, and companies may enter our market, thereby increasing the amount of competition and impairing our business prospects.*

Because our products and services are new and still evolving, there is significant uncertainty and risk as to the demand for, and market acceptance of, these products and services. As a result, we are not able to predict the size and growth rate of our market with any certainty. In addition, other companies, including potential strategic partners, may enter our market. Our existing customers may also elect to terminate our services and internally develop products and services similar to ours. If our market fails to develop, grow more slowly than expected or become saturated with competitors, our business prospects will be impaired.

*Government regulation of the pharmaceutical industry may restrict our operations or the operations of our customers and, therefore, adversely affect our business.*

The pharmaceutical industry is regulated by a number of federal, state, local and international governmental entities. Although our products and services are not directly regulated by the United States Food and Drug Administration or comparable international agencies, the use of some of our analytical software products by our customers may be regulated. We currently provide assistance to our customers in achieving compliance with these regulations. The regulatory agencies could enact new regulations or amend existing regulations with regard to these or other products that could restrict the use of our products or the business of our customers, which could harm our business.

***Consolidation in the pharmaceutical industry could cause disruptions of our customer relationships and interfere with our ability to enter into new customer relationships.***

In recent years, the worldwide pharmaceutical industry has undergone substantial consolidation. If any of our customers consolidate with another business, they may delay or cancel projects, lay off personnel or reduce spending, any of which could cause our revenues to decrease. In addition, our ability to complete sales or implementation cycles may be impaired as these organizations undergo internal restructuring.

***Reduction in the research and development budgets of our customers may impact our sales.***

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, spending priorities, internal budgetary policies and the availability of grants from government agencies. Our business could be harmed by any significant decrease in research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories.

**Risks Related to Our Stock**

***The public market for our common stock may be volatile.***

The market price of our common stock has been, and we expect it to continue to be, highly volatile and to fluctuate significantly in response to various factors, including:

- Actual or anticipated variations in our quarterly operating results;
- Announcements of technological innovations or new services or products by us or our competitors;
- Timeliness of our introductions of new products;
- Changes in financial estimates by securities analysts;
- Changes in the conditions and trends in the pharmaceutical market; and
- We have experienced very low trading volume in our stock, and so small purchases and sales can have a significant effect on our stock price.

In addition, the stock markets, including the Nasdaq National Market, have experienced extreme price and volume fluctuations, particularly in the past year, that have affected the market prices of equity securities of many technology companies. These fluctuations have often been unrelated or disproportionate to operating performance. These broad market factors may materially affect the trading price of our common stock. General economic, political and market conditions, such as recessions and interest rate fluctuations, may also have an adverse effect on the market price of our common stock.

***We are at risk of having our stock delisted from the Nasdaq National Market.***

Our common stock is listed on the Nasdaq National Market, which has minimum quantitative listing criteria that are required to be maintained. Two of these criteria are a minimum stock price of one dollar per share and, beginning in November 2002, minimum stockholders' equity of $10 million. If our stock price were to decline to below one dollar per share, The Nasdaq Stock Market may take action to have our common stock delisted from the Nasdaq National Market. In addition, we currently do not have $10 million in stockholders' equity, and do not expect to have stockholders' equity in excess of $10 million in November 2002. If The Nasdaq Stock Market chooses to do so, it may take action to have our common stock delisted from the Nasdaq National Market after November 2002 if we do not meet this requirement. Our failure to complete the second tranche of our current two-tranche financing may increase the likelihood of the delisting of our Common Stock.

*Because our executive officers and directors have substantial control of our voting stock, takeovers not supported by them will be more difficult, possibly preventing you from obtaining optimal share price.*

The control of a significant amount of our stock by insiders could adversely affect the market price of our common stock. Our executive officers and directors beneficially owned or controlled 7,765,687 shares, or 41.4%, of the outstanding common stock, calculated on an as-if-converted basis, as of May 31, 2002. In addition, our two largest stockholders with which two of our directors are affiliated, purchased in June 2002, 761,920 shares of our preferred stock and will, subject to the necessary stockholder approval of the additional issuance, purchase an additional 1,052,742 shares of our preferred stock which would increase the holdings of our executive officers and directors to 16,838,997 shares, or 60.5%, of our outstanding common stock, calculated on an as-if-converted basis. If our executive officers and directors choose to act or vote together, they will have the power to significantly influence all matters requiring the approval of our stockholders, including the election of directors and the approval of significant corporate transactions. Without the consent of these stockholders, we could be prevented from entering into transactions that could result in our stockholders receiving a premium for their stock.

*Our charter documents contain anti-takeover provisions that may discourage take-over attempts and may reduce our stock price.*

Our board of directors has the authority to issue up to 3,185,338 shares of preferred stock (less any shares of preferred stock to be issued as dividends) and to determine the preferences, rights and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of common stock may be harmed by the rights of the holders of any preferred stock that may be issued in the future. Other provisions of our certificate of incorporation and bylaws may make it more difficult for a third party to acquire control of us without the consent of our board of directors, even if the changes were favored by a majority of the stockholders. These include provisions that provide for a staggered board of directors, prohibit stockholders from taking action by written consent and restrict the ability of stockholders to call special meetings.

## ITEM 7A. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

We have considered the provisions of Financial Reporting Release No. 48, "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent In Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments." We have no holdings of derivative financial or commodity-based instruments at March 31, 2002. A review of our other financial instruments and risk exposures at that date revealed that we have exposure to interest rate and foreign currency exchange rate risks. At March 31, 2002, we performed sensitivity analyses to assess the potential effect of these risks and concluded that near-term changes in interest rates and foreign currency exchange rates would not materially affect our financial position, results of operations or cash flows.

We have operated primarily in the United States and all funding activities and sales have been denominated in U.S. dollars. Accordingly, we have not had very little exposure to foreign currency rate fluctuations.

Our interest income is sensitive to changes in the general level of United States interest rates, particularly since the majority of our investments are in debt instruments. Due to the nature of our short-term investments, we believe that there is no material market risk exposure. As of March 31, 2002, our cash, cash equivalents and short-term investments consisted primarily of demand deposits, money market funds, treasury instruments and commercial paper.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### Supplementary Data

The following tables set forth unaudited quarterly supplementary data for each of the years in the two-year period ended March 31, 2002.

| | Quarter Ended | | | |
|---|---|---|---|---|
| In thousands, except per share amounts | June 30 | September 30 | December 31 | March 31 |
| FISCAL 2002 | | | | |
| Revenues | $ 2,744 | $ 3,716 | $ 4,020 | $ 3,769 |
| Cost of revenues | 2,442 | 2,245 | 1,854 | 1,734 |
| Gross profit | 302 | 1,471 | 2,166 | 2,035 |
| Loss from operations | (6,617) | (4,698) | (4,461) | (3,388) |
| Net loss attributable to common stockholders | (6,450) | (4,629) | (4,457) | (3,416) |
| Net loss per common share attributable to common stockholders, basic and diluted | $ (0.35) | $ (0.25) | $ (0.24) | $ (0.18) |
| FISCAL 2001 | | | | |
| Revenues | $ 2,461 | $ 3,009 | $ 3,476 | $ 3,002 |
| Cost of revenues | 1,397 | 1,307 | 1,872 | 2,054 |
| Gross profit | 1,064 | 1,702 | 1,604 | 948 |
| Loss from operations | (5,181) | (5,012) | (5,157) | (6,259) |
| Net loss | (5,074) | (4,687) | (4,808) | (6,002) |
| Accretion on redeemable convertible preferred stock | (310) | (133) | — | — |
| Net loss attributable to common stockholders | (5,384) | (4,820) | (4,808) | (6,002) |
| Net loss per common share attributable to common stockholders, basic and diluted | $ (1.39) | $ (0.40) | $ (0.27) | $ (0.33) |

## INDEX TO FINANCIAL STATEMENTS

## Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Pharsight Corporation

We have audited the accompanying balance sheets of Pharsight Corporation as of March 31, 2002 and 2001, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended March 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pharsight Corporation at March 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Jose, California
April 24, 2002,
except for Note 15, as to which the date is
June 26, 2002

PHARSIGHT CORPORATION
BALANCE SHEETS
(In thousands, except share and per share amounts)

| | March 31, 2002 | March 31, 2001 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 10,498 | $ 15,264 |
| Short-term investments | 2,994 | 5,959 |
| Accounts receivable, net of allowance for bad debts of $94 and $95 for March 31, 2002 and 2001, respectively | 2,629 | 2,901 |
| Recognized income not yet billed | 160 | 102 |
| Prepaids and other current assets | 616 | 1,014 |
| Total current assets | 16,897 | 25,240 |
| Property and equipment, net | 2,708 | 2,952 |
| Restricted cash | 150 | 150 |
| Intangible assets, net | — | 370 |
| Other assets | 199 | 217 |
| Total assets | $ 19,954 | $ 28,929 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 664 | $ 541 |
| Accrued expenses | 1,854 | 883 |
| Accrued compensation | 1,830 | 1,326 |
| Deferred revenue | 3,412 | 2,251 |
| Notes payable, current portion | 1,656 | 75 |
| Current obligations under capital leases | 660 | 662 |
| Total current liabilities | 10,076 | 5,738 |
| Obligations under capital leases | 350 | 962 |
| Notes payable | 2,844 | — |
| Commitments and Contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, $0.001 par value: | | |
| Authorized shares—5,000,000 at March 31, 2002 and 2001 | | |
| Issued and outstanding shares—none at March 31, 2002 and 2001 | — | — |
| Common stock, $0.001 par value: | | |
| Authorized shares—120,000,000 at March 31, 2002 and 2001 | | |
| Issued and outstanding shares—18,758,922 and 18,382,320 for March 31, 2002 and 2001, respectively | 19 | 18 |
| Additional paid-in capital | 74,754 | 74,770 |
| Deferred stock compensation | (1,813) | (5,197) |
| Accumulated other comprehensive income (loss) | (1) | 8 |
| Notes receivable from stockholders | (96) | (143) |
| Accumulated deficit | (66,179) | (47,227) |
| Total stockholders' equity | 6,684 | 22,229 |
| Total liabilities and stockholders' equity | $ 19,954 | $ 28,929 |

The accompanying notes are an integral part of these financial statements.

PHARSIGHT CORPORATION
STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Revenues: | | | |
| License and renewal | $ 4,971 | $ 3,615 | $ 2,634 |
| Services | 9,278 | 8,333 | 6,225 |
| Total revenues | 14,249 | 11,948 | 8,859 |
| Costs and expenses: | | | |
| License and renewal(1) | 2,009 | 1,624 | 1,054 |
| Services(2) | 6,266 | 5,006 | 3,379 |
| Research and development(3) | 6,596 | 8,096 | 5,451 |
| Sales and marketing(4) | 8,626 | 6,703 | 4,059 |
| General and administrative(5) | 5,877 | 4,004 | 1,967 |
| Amortization of deferred stock compensation | 2,993 | 7,552 | 2,180 |
| Amortization and impairment of intangible assets and goodwill | 370 | 572 | 941 |
| Restructuring | 676 | — | — |
| Total operating expenses | 33,413 | 33,557 | 19,031 |
| Loss from operations | (19,164) | (21,609) | (10,172) |
| Other income (expense): | | | |
| Interest expense | (238) | (219) | (498) |
| Interest income and other, net | 450 | 1,257 | 683 |
| Total other income | 212 | 1,038 | 185 |
| Net loss | (18,952) | (20,571) | (9,987) |
| Accretion on Series C and D redeemable convertible preferred stock | — | (443) | (1,241) |
| Net loss applicable to common stockholders | $(18,952) | $(21,014) | $(11,228) |
| Basic and diluted net loss per share applicable to common stockholders | $ (1.03) | $ (1.62) | $ (3.48) |
| Shares used to compute basic and diluted net loss per share applicable to common stockholders | 18,419 | 12,974 | 3,225 |

(1) Excluding $192, $457 and $126 in amortization of deferred stock-based compensation for the years ended March 31, 2002, 2001, and 2000, respectively.

(2) Excluding $226, $842 and $501 in amortization of deferred stock-based compensation for the years ended March 31, 2002, 2001, and 2000, respectively.

(3) Excluding $291, $889 an $531 in amortization of deferred stock-based compensation for the years ended March 31, 2002, 2001, and 2000, respectively.

(4) Excluding $684, $1,749 and $579 in amortization of deferred stock-based compensation for the years ended March 31, 2002, 2001, and 2000, respectively.

(5) Excluding $1,600, $3,615 and $443 in amortization of deferred stock-based compensation for the years ended March 31, 2002, 2001, and 2000, respectively.

The accompanying notes are an integral part of these financial statements.

PHARSIGHT CORPORATION

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands)

| | Redeemable Convertible Preferred Stock | | Convertible Preferred Stock | | Common Stock | | Additional Paid-In Capital | Deferred Stock Compensation | Accumulated Other Comprehensive Income | Notes Receivable from Stockholders | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | | | | | | |
| Balance at March 31, 1999 | 5,455 | $ 17,341 | 2,454 | $ 3 | 3,571 | $ 4 | $ 3,329 | $ (239) | — | $(105) | $(18,533) | $(15,541) |
| Issuance of Series E convertible preferred stock, net of issuance costs | — | — | 2,778 | 3 | — | — | 19,964 | — | — | — | — | 19,967 |
| Issuance of common stock under employee benefit plans, net of repurchases | — | — | — | — | 484 | — | 150 | — | — | (30) | — | 120 |
| Deferred stock compensation related to stock option grants | — | — | — | — | — | — | 5,400 | (5,400) | — | — | — | — |
| Amortization of deferred stock compensation | — | — | — | — | — | — | — | 2,180 | — | — | — | 2,180 |
| Accretion of Series C preferred stock | — | 489 | — | — | — | — | — | — | — | — | (489) | (489) |
| Accretion of Series D preferred stock | — | 752 | — | — | — | — | — | — | — | — | (752) | (752) |
| Comprehensive loss: | | | | | | | | | | | | |
| Unrealized loss on short-term investments | — | — | — | — | — | — | — | — | (23) | — | — | (23) |
| Net loss | — | — | — | — | — | — | — | — | — | — | (9,987) | (9,987) |
| Total comprehensive loss | — | — | — | — | — | — | — | — | — | — | — | (10,010) |
| Balance at March 31, 2000 | 5,455 | 18,582 | 5,232 | 6 | 4,055 | 4 | 28,843 | (3,459) | (23) | (135) | (29,761) | (4,525) |
| Accretion of Series C preferred stock | — | 174 | — | — | — | — | — | — | — | — | (174) | (174) |
| Accretion of Series D preferred stock | — | 269 | — | — | — | — | — | — | — | — | (269) | (269) |
| Issuance of common stock in initial public offering, net of issuance costs | — | — | — | — | 3,000 | 3 | 26,368 | — | — | — | — | 26,371 |
| Conversion of redeemable convertible preferred stock and convertible preferred stock to common stock | (5,455) | (12,916) | (5,232) | (6) | 10,687 | 10 | 9,364 | — | — | — | 3,548 | 12,916 |
| Redemption of Series C redeemable convertible preferred stock | — | (6,109) | — | — | — | — | — | — | — | — | — | — |
| Issuance of common stock under employee benefit plans, net of repurchases | — | — | — | — | 618 | 1 | 905 | — | — | — | — | 906 |
| Issuance of common stock on net exercise of warrants | — | — | — | — | 22 | — | — | — | — | — | — | — |
| Interest on notes receivable from stockholders | — | — | — | — | — | — | — | — | — | (8) | — | (8) |
| Deferred stock compensation related to stock option grants | — | — | — | — | — | — | 10,070 | (10,070) | — | — | — | — |
| Amortization of deferred stock compensation | — | — | — | — | — | — | — | 7,552 | — | — | — | 7,552 |
| Reversal of deferred stock compensation for terminated employees | — | — | — | — | — | — | (780) | 780 | — | — | — | — |
| Comprehensive loss: | | | | | | | | | | | | |
| Unrealized loss on short-term investments | — | — | — | — | — | — | — | — | 31 | — | — | 31 |
| Net loss | — | — | — | — | — | — | — | — | — | — | (20,571) | (20,571) |
| Total comprehensive loss | — | — | — | — | — | — | — | — | — | — | — | (20,540) |
| Balance at March 31, 2001 | — | $ — | — | $— | 18,382 | $18 | $74,770 | $ (5,197) | $ 8 | $(143) | $(47,227) | $ 22,229 |

The accompanying notes are an integral part of these financial statements.

## PHARSIGHT CORPORATION
## STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (Continued)
### (In thousands)

| | Redeemable Convertible Preferred Stock | | Convertible Preferred Stock | | Common Stock | | Additional Paid-In Capital | Deferred Stock Compensation | Accumulated Other Comprehensive Income | Notes Receivable from Stockholders | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | | | | | | |
| Balance at March 31, 2001 | — | $ — | — | $— | 18,382 | $18 | $74,770 | $ (5,197) | $ 8 | $(143) | $(47,227) | $ 22,229 |
| Issuance of common stock under employee benefit plans, net of repurchases | — | — | — | — | 377 | 1 | 320 | — | — | — | — | 321 |
| Interest on notes receivable from stockholders | — | — | — | — | — | — | — | — | — | (8) | — | (8) |
| Write off of notes receivable from stockholders | — | — | — | — | — | — | — | — | — | 55 | — | 55 |
| Amortization of deferred stock compensation | — | — | — | — | — | — | — | 2,993 | — | — | — | 2,993 |
| Reversal of deferred stock compensation for terminated employees | — | — | — | — | — | — | (505) | 505 | — | — | — | — |
| Issuance of restricted common stock to officer as a bonus | — | — | — | — | — | — | 114 | (114) | — | — | — | — |
| Acceleration of option vesting | — | — | — | — | — | — | 35 | — | — | — | — | 35 |
| Issuance of options in consideration for service | — | — | — | — | — | — | 20 | — | — | — | — | 20 |
| Comprehensive loss: | | | | | | | | | | | | |
| Unrealized loss on short-term investments | — | — | — | — | — | — | — | — | (9) | — | — | (9) |
| Net loss | — | — | — | — | — | — | — | — | — | — | (18,952) | (18,952) |
| Total comprehensive loss | — | — | — | — | — | — | — | — | — | — | — | (18,961) |
| Balance at March 31, 2002 | — | $ — | — | $— | 18,759 | $19 | $74,754 | $ (1,813) | $ (1) | $ (96) | $(66,179) | $ 6,684 |

The accompanying notes are an integral part of these financial statements.

PHARSIGHT CORPORATION
STATEMENTS OF CASH FLOWS
(In thousands)

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| **Operating activities** | | | |
| Net loss | $(18,952) | $(20,571) | $ (9,987) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Amortization of deferred stock compensation | 2,993 | 7,552 | 2,180 |
| Depreciation and amortization | 1,572 | 877 | 482 |
| Amortization of intangible assets | 370 | 572 | 941 |
| Restructuring charges | 81 | — | — |
| Issuance of options in consideration for services | 20 | — | — |
| Compensation expenses related to accelerated vesting of options | 35 | — | — |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | 272 | (901) | (1,255) |
| Recognized income not yet billed | (58) | 123 | (212) |
| Other current assets | 398 | (329) | (385) |
| Other assets | 18 | (70) | (61) |
| Accounts payable | 123 | 226 | 102 |
| Accrued expenses | 971 | 487 | 253 |
| Accrued compensation | 504 | 238 | 684 |
| Deferred revenue | 1,161 | 326 | 704 |
| Accrued interest and other | 47 | (174) | 4 |
| Net cash used in operating activities | (10,445) | (11,644) | (6,550) |
| **Investing activities** | | | |
| Purchases of property and equipment | (1,409) | (2,638) | (828) |
| Purchases of short-term investments | (7,501) | (13,287) | (13,220) |
| Maturities of short-term investments | 10,457 | 18,555 | 4,000 |
| Transfer to restricted cash | — | (150) | — |
| Acquisition of Metazoa.com | — | (352) | — |
| Net cash provided (used) in investing activities | 1,547 | 2,128 | (10,048) |
| **Financing activities** | | | |
| Proceeds from lease line | — | 1,000 | 611 |
| Proceeds from issuance of notes payable | 4,500 | — | — |
| Principal payments on notes payable | (75) | (2,218) | (2,660) |
| Principal payments on capital lease obligations | (614) | (456) | (309) |
| Proceeds from the issuance of common stock | 321 | 27,277 | 127 |
| Proceeds from the issuance of convertible preferred stock, net | — | — | 19,967 |
| Redemption of redeemable convertible preferred stock | — | (6,109) | — |
| Net cash provided by financing activities | 4,132 | 19,494 | 17,736 |
| Net (decrease) increase in cash and cash equivalents | (4,766) | 9,978 | 1,138 |
| Cash and cash equivalents at the beginning of the year | 15,264 | 5,286 | 4,148 |
| Cash and cash equivalents at the end of the year | $ 10,498 | $ 15,264 | $ 5,286 |
| **Supplemental disclosures of noncash activities** | | | |
| Common stock issued in exchange for notes | $ — | $ — | $ 30 |
| Property and equipment acquired under capital leases | — | 1,000 | 611 |
| Deferred stock compensation | 114 | 10,070 | 5,400 |
| Reversal of deferred stock compensation upon cancellation of unvested stock options | (505) | (780) | — |
| Accretion of preferred stock | — | 443 | 1,241 |
| Conversion of preferred stock to common stock | — | 9,374 | — |
| Reversal of preferred stock accretion upon conversion | — | 3,548 | — |
| **Supplemental disclosure of cash flow information** | | | |
| Cash paid for interest | $ 245 | $ 319 | $ 436 |
| Cash paid for taxes | $ 37 | $ 30 | $ 2 |

The accompanying notes are an integral part of these financial statements.

PHARSIGHT CORPORATION
NOTES TO FINANCIAL STATEMENTS

**1. Description of Business**

Pharsight Corporation develops and markets integrated products and services that help pharmaceutical and biotechnology companies improve the drug development process. Pharsight's solution combines proprietary computer-based simulation, statistical and data analysis tools with the sciences of pharmacology, drug and disease modeling, human genetics and biostatistics. Pharsight Corporation was incorporated in California on April 4, 1995 and reincorporated in Delaware in June 2000.

Pharsight operates in only one business segment comprised of products and services to pharmaceutical and biotechnology companies to improve the drug development process. Sales are primarily generated in the United States and Europe through a direct field sales organization.

As of March 31, 2002, Pharsight had working capital of $6.8 million and had stockholders' equity of $6.7 million. During 2001, Pharsight used cash and cash equivalents in operating activities of $10.4 million. The net decrease in cash for operating, investing and financing activities in 2002 was approximately $4.8 million. Management believes that its restructuring activities have reduced its ongoing operating expenses and that it will have sufficient working capital to support Pharsight's planned activities through fiscal year 2003. Pharsight is committed to the successful execution of its operating plan and will take further action as necessary to align operations and reduce expenses.

**2. Summary of Significant Accounting Policies**

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts have been reclassified to conform to the current period classification. The reclassification had no impact on Pharsight's historical operating result of financial position.

**Revenue Recognition**

Pharsight's revenues are derived from two primary sources: initial and renewal fees for product licenses and scientific and training consulting services. Additionally, Pharsight had a small amount of revenue from subscriptions related to Pharsight's information products in fiscal 2002.

Pharsight's revenue recognition policy is in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," or SOP 97-2 as amended by Statement of Position No. 98-4, "Deferral of the Effective Date of SOP 97-2, 'Software Revenue Recognition,' " or SOP 98-4, and Statement of Position No. 98-9, "Modification of SOP No. 97-2 with Respect to Certain Transactions," or SOP 98-9. For each arrangement, Pharsight determines whether evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. If any of these criteria are not met, Pharsight defers revenue recognition until such time as all of the criteria are met. Pharsight does not currently offer, has not offered in the past, and does not expect to offer in the future, extended payment term arrangements. If Pharsight does not consider collectibility to be probable, Pharsight recognizes revenue when the fee is collected. No customer has the right of return.

*Contracts from which Pharsight receives solely license and renewal fees consist of one-year software licenses (initial and renewal fees) bundled with post contract support services, or PCS.* Pharsight does not have vendor specific objective evidence to allocate the fee to the separate elements, as Pharsight does not sell PCS separately. Pharsight recognizes each of the initial and renewal license fees ratably over the one year period of the license during which the PCS is expected to be provided as required by paragraph 12 of SOP 97-2.

Pharsight does not present PCS revenue separately as Pharsight does not have vendor specific objective evidence of PCS, and Pharsight does not believe other allocation methodologies, namely allocation based on relative costs, provide a meaningful and supportable allocation between license and PCS revenues.

Pharsight has one international distributor. There is no right of return or price protection for sales to the international distributor. Pharsight recognizes revenue ratably over the one-year initial license or renewal period. Revenue from this distributor in 2002, 2001, and 2000 was less than 1% of total revenues.

*For arrangements consisting solely of services Pharsight recognizes revenue as services are performed.* Arrangements for services may be charged at daily rates for different levels of consultants and out of pocket expenses or may be for a fixed fee. For fixed fee contracts with payments based on milestones or acceptance criteria, Pharsight recognizes revenue as such milestones are achieved or upon acceptance, which approximates the level of services provided. For fixed fee arrangements at the end of each accounting period (i) Pharsight analyzes the appropriateness of the daily rates charged based upon total fees to be charged and total hours to be incurred, and (ii) Pharsight determines if losses should be recognized.

*Pharsight also enters into arrangements consisting of licenses, renewal fees and scientific consulting services.* The scientific consulting services meet the criteria of paragraph 65 of SOP 97-2 for separate accounting. As the only undelivered elements are services and PCS, and the PCS term (expressed or implied) and the period over which Pharsight expects the services to be performed are the same period, Pharsight recognizes revenue based on the lesser of actual services performed and licenses delivered or straight line over the period of the agreement. If the PCS term and the period over which Pharsight expects the services to be performed are not the same period, Pharsight recognizes revenue based on the lesser of actual services performed and licenses delivered or straight line over the longer of the PCS term and the period over which Pharsight expects the services to be performed. Vendor specific objective evidence of fair value of scientific services for purposes of revenue recognition in these multiple element arrangements is based on daily rates for different levels of consultants and out of pocket expenses.

Pharsight's strategic services included in multiple element arrangements are not essential to the functionality of the other elements of an arrangement. To date Pharsight has not used and does not expect to use contract accounting for the entire software arrangement.

Pharsight recognizes revenue from the subscription to information products over the contract period, provided Pharsight has evidence of an arrangement, the price of the subscription is fixed or determinable and payment is reasonably assured. The subscription fees have been included in license revenues.

### Research and Development

Pharsight capitalizes eligible computer software costs as products achieve technological feasibility, subject to net realizable value considerations. Pharsight has defined technological feasibility as completion of a working model. As of March 31, 2002 and 2001, such internal capitalizable costs were insignificant. Accordingly, Pharsight has charged all such internal costs to research and development expenses in the accompanying statements of operations.

**Fair Value of Financial Instruments**

The carrying values of Pharsight's cash and cash equivalents, short-term investments, accounts receivable and payable, and accrued liabilities approximate their fair values due to their short-term nature. The fair values of the capital lease obligations and notes payable are estimated based on current interest rates available to Pharsight for debt instruments with similar terms, degrees of risk, and remaining maturities. The carrying values of these obligations approximate their respective fair values.

**Internal Use Software**

Pharsight accounts for internal use software costs, in accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). In accordance with SOP 98-1, Pharsight capitalizes costs to develop software for internal uses when preliminary development efforts are successfully completed and management has authorized and committed project funding and it is probable that the project will be completed and the software will be used as intended. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed. Costs incurred for upgrades and enhancements that are probable to result in additional functionality are capitalized. All capitalized costs are included in property, plant and equipment and are amortized to expense over their expected useful lives.

**Advertising**

Pharsight expenses the cost of advertising as incurred. These costs were insignificant in all periods presented.

**Shipping Costs**

The Company's shipping and handling costs are included under cost of sales for all periods presented.

**Cash and Cash Equivalents**

Cash and cash equivalents are comprised of highly liquid financial instruments consisting primarily of investments in money market funds, commercial paper, corporate notes and obligations issued by or fully collateralized by the U.S. government or federal agencies with insignificant interest rate risk and with original maturities of three months or less at the time of acquisition.

**Short-term Investments**

All investments are designated as available-for-sale and are carried at fair value, with unrealized gains and losses, net of tax, reported in stockholders' equity. The cost of securities sold is based on the specific identification method. Realized gains or losses and declines in value, if any, judged to be other-than-temporary, are reported in interest income and other, net. Short-term investments consist of securities available-for-sale that mature within twelve months of purchase.

Short-term investments consisted of the following (in thousands):

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Market Value |
|---|---|---|---|---|
| March 31, 2002 | | | | |
| Money market funds, commercial paper and treasury instruments | $2,495 | $— | $— | $2,495 |
| Corporate notes | 500 | — | (1) | 499 |
| | $2,995 | $— | $(1) | $2,994 |
| March 31, 2001 | | | | |
| Money market funds, commercial paper and treasury instruments | $ 987 | $— | $— | $ 987 |
| Corporate notes | 4,964 | 8 | — | 4,972 |
| | $5,951 | $ 8 | $— | $5,959 |

Gross realized gains and losses were insignificant for all periods presented.

### Restricted Cash

At March 31, 2002 and 2001, the Company had $150,000 of restricted cash for a lease deposit on the Company's facilities.

### Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three to five years. Property under capital leases is amortized over the lesser of the useful lives of the assets or the lease term. Amortization expense related to these assets is included in depreciation expense.

### Intangible Assets

Intangible assets arise from Pharsight's acquisition of certain businesses and assets. The intangible assets are being amortized on a straight-line basis over periods ranging from two to three years and consist of (in thousands):

| | March 31, | |
|---|---|---|
| | 2002 | 2001 |
| Developed technology | $ 387 | $ 387 |
| Core technology | 1,441 | 1,441 |
| Assembled workforce | 383 | 383 |
| Goodwill | 219 | 219 |
| Covenants not to compete | 500 | 500 |
| | 2,930 | 2,930 |
| Accumulated amortization | (2,930) | (2,560) |
| | $ — | $ 370 |

Pharsight assesses the realizability of its long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under SFAS No. 121, Pharsight is required to assess the valuation of its long-lived assets, including intangible assets, based on the estimated cash flows to be generated by such assets.

### Deferred Revenue

Deferred revenue is primarily comprised of license fees (initial and renewal), which are recognized ratably over the one-year period of the license. In addition, deferred revenue includes deferred services and training revenue, which will be recognized as services are performed.

### Stock-Based Compensation

Pharsight accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), and related interpretations in accounting for its employee stock option plans. Pharsight has adopted the "disclosure only" alternative described in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Pharsight accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force ("EITF") 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.

### Income Taxes

Pharsight accounts for income taxes under the liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

### Net Loss per Share

Basic net loss per share is computed using the weighted-average number of outstanding shares of common stock. Diluted net loss per share is computed using the weighted-average number of shares of vested common stock outstanding and, when dilutive, unvested common stock outstanding, potential common shares from options and warrants to purchase common stock using the treasury stock method and from convertible securities using the as-if-converted basis. All potential common shares have been excluded from the computation of diluted net loss per share for all periods presented because the effect would be antidilutive, due to the Company's net loss in each period.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share amounts):

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Net loss | $(18,952) | $(20,571) | $ (9,987) |
| Accretion of preferred stock | — | (443) | (1,241) |
| Net loss attributable to common stockholders | $(18,952) | $(21,014) | $(11,228) |
| Basic and diluted: | | | |
| Weighted average common shares outstanding | 18,559 | 13,317 | 3,791 |
| Less weighted average common shares subject to repurchase | (140) | (343) | (566) |
| Shares used to compute basic and diluted net loss per share applicable to common stockholders | 18,419 | 12,974 | 3,225 |
| Basic and diluted net loss per share applicable to common stockholders | $ (1.03) | $ (1.62) | $ (3.48) |

The number of unvested and potential common shares excluded from the calculation of diluted net loss per share applicable to common stockholders at March 31, 2002, 2001, and 2000 is detailed in the following table (in thousands):

| | March 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Preferred stock | — | — | 10,687 |
| Outstanding options | 4,452 | 3,541 | 1,835 |
| Warrants | 276 | 276 | 297 |
| | 4,728 | 3,817 | 12,819 |

These instruments were excluded because their effect would be antidilutive.

### Other Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), requires Pharsight to display comprehensive income (loss) and its components as part of the financial statements. Other comprehensive income (loss) includes certain changes in equity that are excluded from net income (loss). Pharsight's only component of other comprehensive income (loss) is unrealized income (loss) on available-for-sale marketable securities for the years ended March 31, 2002 and 2001.

### Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The new rules require business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting and goodwill acquired after this date will not be amortized. Goodwill existing at June 30, 2001, will continue to be amortized through the end of our fiscal year ended March 31, 2002, and will be tested for impairment using the current method, which uses an undiscounted cash flow test. Beginning in the first fiscal quarter ended June 30, 2002, Pharsight will adopt SFAS 141 and SFAS 142. Based on acquisitions completed as of June 30, 2001, it is not expected to have a significant impact on our results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. Pharsight will adopt FAS 144 as of April 1, 2002, and does not expect that the adoption of the Statement will have a significant impact on its financial position and results of operations.

In November 2001, the FASB issued a Staff Announcement (the "Announcement"), Topic D-103, which concluded that the reimbursement of "out-of-pocket" expenses should be classified as revenue in the statement of operations. This Announcement should be applied in financial reporting periods beginning after December 15, 2001. Upon application of this Announcement, comparative financial statements for prior periods should be reclassified to comply with the guidance in this Announcement. Pharsight previously recorded reimbursement of "out-of-pocket" expenses in cost of services. Effective January 1, 2002, Pharsight adopted this Announcement. The adoption of the Announcement had no significant impact on its results of operations and on its comparative financial statements for prior periods.

### 3. Property and Equipment

Property and equipment are stated at cost and consist of the following (in thousands):

| | March 31, | |
|---|---|---|
| | 2002 | 2001 |
| Furniture and fixtures | $ 647 | $ 643 |
| Computers and equipment | 5,125 | 3,721 |
| Leasehold improvements | 180 | 180 |
| | 5,952 | 4,544 |
| Accumulated depreciation and amortization | (3,244) | (1,592) |
| | $ 2,708 | $ 2,952 |

Property and equipment includes assets acquired under capital lease obligations with a cost of $2,491,000 at March 31, 2002 and 2001, and accumulated amortization of $1,933,000 and $1,284,000 at March 31, 2002 and 2001, respectively.

Depreciation expense was $924,000, $163,000 and $83,000 for the years ended March 31, 2002, 2001, and 2000, respectively.

Amortization expense of assets acquired under capital lease obligations was $648,000, $714,000 and $399,000 for the years ended March 31, 2002, 2001, and 2000, respectively.

### 4. Business and Other Acquisitions

In February 2001, Pharsight acquired the assets of Metazoa, Inc., a privately held company that develops collaborative software for the life science research community. Pharsight purchased the assets of Metazoa for cash of $250,000 and incurred acquisition expenses of $102,000. The assets acquired were as follows (in thousands):

| | |
|---|---|
| Core technology | $125 |
| Assembled workforce | 125 |
| Goodwill | 102 |
| Total | $352 |

The value of the assembled workforce was derived by estimating the costs to replace the existing employees, including recruiting and hiring costs and training costs for each category of employee. Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified intangible assets. In February 2001, Pharsight began amortizing goodwill, core technology and assembled workforce over the estimated useful life of these assets.

### 5. Concentrations of Credit Risk

Financial instruments that potentially subject Pharsight to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and trade receivables. Pharsight generally invests its excess cash in money market funds, commercial paper, corporate notes and obligations issued by or fully collateralized by the U.S. government or federal agencies. Pharsight places its investments with high-credit quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty.

Pharsight sells primarily to major pharmaceutical and biotechnology companies. Pharsight evaluates its customers' financial condition when necessary and routinely receives a deposit for services contracts at the time of sale. Pharsight generally requires no collateral from its customers. Pharsight analyzes the need for reserves for potential credit losses and records reserves when necessary. It maintains an allowance for doubtful accounts based on the expected collectibility of accounts receivable. To date, Pharsight has not experienced any significant losses with respect to these balances. For the year ended March 31, 2001, Pharsight added $98,000 to its allowance for doubtful accounts through charges to bad debt expense. For the years ended March 31, 2002 and 2001, Pharsight wrote-off $1,000 and $30,000, respectively against the allowance for doubtful accounts.

No customers comprised more than 10% of accounts receivable at March 31, 2002. Two customers comprised 17% and 14% of accounts receivable at March 31, 2001. No customers comprised over 10% of accounts receivable at March 31, 2000.

One customer accounted for 20% of revenues for the year ended March 31, 2002. Two customers accounted for 17% and 11% of revenues for the year ended March 31, 2001. One customer accounted for 26% of revenues for the year ended March 31, 2000.

### 6. Debt

Pharsight has entered into various noncancelable capital lease agreements for equipment and software through a series of sale-leaseback transactions. Capital lease obligations represent the present value of future rental payments under these leases.

In March 1998, Pharsight issued a note payable to a financier for $1,000,000. Principal and interest, at 7.68% per year, were due in monthly payments of $31,000 from April 1, 1998 through March 1, 2001. All assets of Pharsight were pledged as collateral. Pharsight was required to maintain compliance with certain financial and non-financial covenants associated with the note. The note also limited the payment of dividends without the noteholder's consent. The balance of the note was paid in full during the year ended March 31, 2002.

In June 2001, Pharsight extended and enhanced the previously unused credit facilities with Silicon Valley Bank. Pharsight has $7.5 million available under three different facilities. The credit facilities include $2.5 million of secured revolving credit against 80% of eligible domestic accounts receivable, $1.5 million of secured revolving credit against 90% of eligible foreign accounts receivable and $3.5 million in a term loan secured by certain assets of the Company, excluding Intellectual Property.

During the year ended March 31, 2002, Pharsight borrowed $3.5 million from its Silicon Valley Bank term loan. The secured term loan principal is payable over forty-eight months, beginning in July 2002, interest is accrued at 1.25% above prime and is payable monthly from the date of borrowing. During the year ended March 31, 2002, Pharsight also borrowed $1 million from its secured revolving credit facility. This secured revolving credit facility expires in June 2002; interest is accrued at 1.00% above prime and is payable monthly from the date of borrowing.

As of March 31, 2002, Pharsight was in violation of a debt/tangible net worth covenant under its credit facilities with Silicon Valley Bank. On May 10, 2002, a loan modification agreement was signed with Silicon Valley Bank which removed the debt/tangible net worth covenant that was in Pharsight's existing credit facilities.

The following covenants apply to our Silicon Valley Bank loan facilities: Quick Ratio (excluding deferred revenue) greater than 1.0, Remaining months liquidity of 6 months, Liquidity of two times the term loan advance, and annual Net Losses within 20% of our plan, measured at specific quarterly amounts. Pharsight is in compliance with each of these covenants.

Future minimum lease payments under notes payable and capital leases at March 31, 2002 are as follows (in thousands):

| | Notes Payable | Capital Leases |
|---|---|---|
| 2003 | $1,656 | $ 749 |
| 2004 | 875 | 313 |
| 2005 | 875 | 57 |
| 2006 | 875 | — |
| 2007 | 219 | — |
| Total minimum payments | 4,500 | 1,119 |
| Less amounts representing interest | — | 109 |
| Present value of minimum lease payments | 4,500 | 1,010 |
| Less current portion | 1,656 | 660 |
| Long-term portion | $2,844 | $ 350 |

**7. Commitments and Contingencies**

**Operating Leases**

Pharsight leases its office facilities and certain equipment under noncancelable operating leases expiring through 2006. Minimum annual rental commitments, excluding sublease income and facilities under restructuring, at March 31, 2002, are as follows (in thousands):

| | |
|---|---|
| 2003 | $1,636 |
| 2004 | 796 |
| 2005 | 174 |
| 2006 | 119 |
| Total minimum payments | $2,725 |

Net sublease income for the year ended March 31, 2002 and 2001, was approximately $939,000 and $602,000, respectively. These amounts have been reflected as a reduction of operating expenses. Pharsight expects to receive net sublease payments of approximately $148,000 in fiscal 2003.

Rent expense, net of sublease income, was $1,344,000, $1,383,000 and $955,000 for the years ended March 31, 2002, 2001, and 2000, respectively.

From time to time and in the ordinary course of business, the Company may be subject to various claims, charges, and litigation. In the opinion of management, final judgements from such pending claims, charges, and litigation, if any, against the Company, would not have a material adverse effect on its financial position, result of operations, or cash flows.

**8. Restructuring Charge**

During the year ended March 31, 2002, the Company implemented a restructuring program to better align operating expenses with anticipated revenues. The restructuring actions reduced resources in non-core areas such as our Information Products. The Company recorded a $676,000 restructuring charge, which consists of $402,000 in facility exit costs, including $81,000 in equipment impairment, $253,000 in personnel severance costs and $21,000 in other exit costs. The restructuring program resulted in the reduction in force across all company functions of approximately 14%, or 20 employees. As of December 30, 2001, all 20 employees had been terminated as a result of the program. The restructuring actions did not impact the resources assigned to develop and support current and future

Pharsight Knowledgebase Server™, WinNonlin®, WinNonMix® and Trial Simulator™ product families. At March 31, 2002, the Company had $249,000 of accrued restructuring costs related to monthly lease expenses for two facilities that were exited during the year ended March 31, 2002, and other exit costs. The restructuring accrual is included within Accrued Expenses in the balance sheets.

The following table depicts the restructuring activity during the year ended March 31, 2002 (in thousands):

| Category | Additions | Expenditures Cash | Expenditures Non-Cash | Balance at March 31, 2002 |
|---|---|---|---|---|
| Vacated facilities and operating assets | $402 | $ (78) | $(81) | $243 |
| Employee severance | 253 | (253) | — | — |
| Other costs | 21 | (15) | | 6 |
| Total | $676 | $(346) | $(81) | $249 |

## 9. Stockholders' Equity

### Redeemable Convertible Preferred Stock

Prior to the Company's initial public offering in August 2000, the Company had Series C and D redeemable convertible preferred stock outstanding. Each share of Series C and Series D redeemable convertible preferred stock (Series C stock and Series D stock, respectively) was convertible, at the holder's option, into one share of common stock subject to certain antidilution adjustments. At conversion, the holders were entitled to any and all declared and unpaid dividends. Each share of preferred stock automatically converted to common stock upon the closing of Pharsight's initial public offering in August 2000. In addition, each share of Series C preferred stock received in cash the original issue price of $2.37 upon conversion.

The Series C stock was redeemable at any time after May 2002 (five years from issuance), upon the affirmative vote of at least 51% of the Series C stockholders. The Series D stock was redeemable at any time after October 2003 (five years from issuance) upon the affirmative vote of at least 66⅔% of the Series D stockholders. The Series C stock was redeemable at a price of $2.37 per share plus any and all dividends accrued, declared, and unpaid and a payment amount equal to 8% of the original issue price of the Series C stock multiplied by the number of full years elapsed between the original issue date and the redemption date. The Series D stock was redeemable at a price of $3.27 per share, plus any and all dividends accrued and unpaid and a payment amount equal to 8% of the original issue price of the Series D stock multiplied by the number of full years elapsed between the original issue date and the redemption date.

For the Series C stock and the Series D stock, Pharsight recorded accretion of the excess redemption value ratably against earnings over the term of the redemption feature. The accretion resulted in a $174,000 and $489,000 increase to the carrying value of the Series C stock for the years ended March 31, 2001and 2000, respectively. The accretion resulted in a $269,000 and $752,000 increase in the carrying value of the Series D stock for the years ended March 31, 2001, and 2000, respectively.

### Convertible Preferred Stock

Each share of Series A, B and E convertible preferred stock (Series A stock, B stock and E stock, respectively) was convertible, at the stockholder's option, into one share of common stock, subject to certain adjustments. Each series of preferred stock automatically converted to common stock upon the closing of Pharsight's initial public offering in August 2000.

**Preferred Stock**

Pharsight is authorized to issue up to 5,000,000 shares of preferred stock. The Board of Directors may determine the rights and preferences of the preferred stock.

**Common Stock**

Pharsight is authorized to issue up to 120,000,000 shares of common stock. At March 31, 2002, common stock was reserved for future issuance as follows (in thousands):

| | |
|---|---|
| Warrants outstanding | 276 |
| Stock option plans | 7,895 |
| Employee stock purchase plan | 1,126 |
| | 9,297 |

Pharsight has sold common stock pursuant to restricted stock purchase agreements containing provisions established by the Board of Directors. Pharsight has a right to repurchase the shares at the original sale price, which generally expires at the rate of 25% after one year and 2.0833% per month thereafter.

For the year ended March 31, 2000, Pharsight sold 2,981,000 restricted shares. For the year ended March 31, 1999, Pharsight sold 2,169,000 restricted shares. At March 31, 2002 and 2001, 76,000 and 228,000 shares were subject to repurchase.

Pharsight loaned an officer $12,000 in July 1996 and $10,000 in June 1998 in connection with the purchase of common stock. Interest on each of these loans is 6.74% and 5.77% per year, respectively, and compounds annually. The principal and accrued interest on each of these is due in July 2001 and June 2003, respectively, and may be prepaid without penalty. The promissory notes become due and payable 30 days after the officer's employment is terminated for any reason. In addition, Pharsight loaned the officer $23,000 in July 1999 to purchase additional shares of common stock. The interest on this loan is 6% per year, with the principal and accrued interest due in May 2003. The officer is on leave from Pharsight beginning in October 2001, and the loans were written off.

In January 1998 Pharsight loaned an officer $75,000 in connection with the purchase of common stock. The interest on this loan is 5.93% per year and compounds annually. The principal and accrued interest is due in December 2002 and may be prepaid without penalty. This promissory note will accelerate and become due and payable 90 days after the officer's employment is terminated. The note is full recourse and the shares of common stock purchased have been pledged as repayment of the loans.

**10. Warrants**

In connection with various convertible promissory notes and loan agreements entered into throughout fiscal 1999, Pharsight issued warrants to purchase 272,000 shares of common stock at exercise prices ranging from $0.25—$3.27 per share. The fair value assigned to these warrants was immaterial. As of March 31, 2002, all of these warrants remained outstanding. The warrants expire on August 9, 2005.

In connection with certain equipment leases, Pharsight issued a warrant to purchase 4,000 shares of common stock at an exercise price of $7.20 per share in fiscal 2001. The fair value assigned to these warrants was immaterial. At March 31, 2002, warrants for 4,000 shares remained outstanding. The warrants expire on August 2005.

## 11. Stock-Based Benefit Plans

### Stock Option Plans

In April 2000, the Board of Directors adopted and in May 2000, the stockholders approved, the 2000 Equity Incentive Plan ("Incentive Plan"). The Incentive Plan became effective upon Pharsight's initial public offering in August 2000. The Incentive Plan provides for the granting of stock awards, including incentive stock options, nonstatutory stock options, stock bonuses and rights to acquire restricted stock, to Pharsight's employees and consultants. In addition, the Incentive Plan provides for non-discretionary grants of nonstatutory stock options to Pharsight's non-employee directors.

Under the Incentive Plan, the Board of Directors determines the term of each award and the award price. In the case of incentive stock options, the exercise price may not be less than the fair market value on the date of grant, while nonstatutory options and restricted stock awards have exercise prices of not less than 85% of fair market value on the date of grant. Stock bonuses may be granted with a zero exercise price in consideration of past services rendered. In general, stock options vest over a four-year period, 25% on the first anniversary of the grant and ratably on a monthly basis thereafter.

Non-employee directors are eligible to receive nonstatutory stock options with an exercise price equal to fair market value on the date of grant under the Incentive Plan. Each eligible director received an option to purchase 5,000 shares of common stock on the date of Pharsight's initial public offering. In addition, each newly elected director will be granted an option to purchase 5,000 shares of common stock on the date of his election (2,500 shares if he is elected more than six months after the previous Annual Meeting of Stockholders). Each eligible director is also granted an additional option to purchase 5,000 shares of common stock on the day after each Annual Meeting of Stockholders, beginning in 2001. Options granted to non-employee directors generally vest on the date of the Annual Meeting immediately following the grant and have a maximum term of 10 years.

Pharsight initially reserved 4,000,000 shares for grant under the Incentive Plan. On each January 1, the number of shares reserved will increase automatically by the least of 5% of the total number of common shares outstanding on that date, 2,000,000 shares or such fewer number of shares as determined by the Board of Directors. On January 1, 2001, an additional 914,000 shares were reserved for issuance under the Incentive Plan. On January 1, 2002, an additional 932,000 shares were reserved for issuance under the Incentive Plan.

In April 2001, the Board of Directors approved the UK Company Share Option Plan ("UK Plan"). The UK Plan became effective upon approval of its terms by the Inland Revenue of the United Kingdom ("Inland Revenue"). The UK Plan provides for the granting of stock options to Eligible Employees (as defined in the UK Plan). Pharsight has reserved 200,000 shares for grant under the UK Plan.

Under the UK Plan, the Board of Directors determines the term of each award and the award price (subject to the approval of Inland Revenue). The exercise price of all options may not be less than the Market Value (as defined in the UK Plan) on the date of the grant. In general, stock options vest over a four-year period, 25% on the first anniversary of the grant and ratably on a monthly basis.

Under the UK Plan, any option granted to an Eligible Employee shall be limited and take effect so that, immediately following such grant, the aggregate Market Value of all the shares which he may acquire on the exercise in full of all unexercised options then held by him under the UK Plan and any share option plan (other than a savings-related share option plan) approved by the Inland Revenue under Schedule 9 and adopted by the Company or any Associated Company (as defined in the Plan) of the Company, shall not exceed 30,000 English Pounds.

Pharsight has two predecessor plans to the Incentive Plan, the 1997 Stock Option Plan ("1997 Plan") and the 1995 Stock Option Plan ("1995 Plan"). The 1997 Plan and the 1995 Plan were terminated upon the effective date of the Incentive Plan. Options outstanding under the 1997 Plan and 1995 Plan remain outstanding and may be exercised until they expire or are otherwise cancelled. No new options may be granted under these Plans. Options outstanding under the 1997 Plan and 1995 Plan have terms and vesting periods substantially the same as options outstanding under the Incentive Plan.

In May 2000, the Board of Directors adopted the 2000 CEO Non-Qualified Stock Option Plan ("CEO Plan"). The sole person eligible to receive an option under the CEO Plan was Pharsight's former Chief Executive Officer, who received an option to purchase all 443,000 shares reserved for issuance under the CEO Plan. The exercise price of the options was $6.83, which was 105% of the fair market value on the date of grant. The options vest in equal monthly installments over 34 months. In certain change in control circumstances, a surviving or acquiring corporation may either assume all outstanding options under the CEO Plan or substitute other awards for the outstanding options. If the surviving or acquiring corporation does not assume or substitute other awards for the options outstanding under the CEO Plan, then the vesting will accelerate and the options will terminate prior to the change in control if they are not otherwise exercised.

Pharsight applies APB Opinion No. 25 and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, when the exercise price of Pharsight's employee stock options is not less than the fair value of the underlying stock on the date of grant, no compensation expense is recognized.

A summary of Pharsight's stock option activity and related information for the three years, in the period ended March 31, 2002, is as follows (in thousands, except per share amounts):

| | Number of Options Outstanding | Weighted Average Exercise Price per Share |
|---|---|---|
| Balance at March 31, 1999 | 1,125 | $0.24 |
| Options granted | 1,315 | 1.44 |
| Options exercised | (437) | 0.34 |
| Options canceled | (168) | 0.44 |
| Balance at March 31, 2000 | 1,835 | 1.06 |
| Options granted | 2,470 | 5.70 |
| Options exercised | (521) | 0.96 |
| Options canceled | (243) | 3.87 |
| Balance at March 31, 2001 | 3,541 | 4.09 |
| Options granted | 2,121 | 1.89 |
| Options exercised | (298) | 0.57 |
| Options canceled | (912) | 3.79 |
| Balance at March 31, 2002 | 4,452 | $3.34 |

At March 31, 2002, 2001, and 2000, 3,443,000, 4,061,000, and 299,000 shares were available for future option grants, respectively.

The following table summarizes information about stock options outstanding and exercisable at March 31, 2002 (in thousands, except per share amounts):

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices per Share | Number Outstanding | Weighted Average Remaining Contractual Life (years) | Weighted Average Exercise Price per Share | Number Exercisable | Weighted Average Exercise Price per Share |
| $0.10 - $ 0.35 | 417 | 6.07 | $0.27 | 313 | $0.27 |
| $0.70 - $ 3.19 | 2,389 | 9.48 | $1.95 | 272 | $2.04 |
| $3.50 - $ 4.44 | 380 | 8.68 | $3.90 | 179 | $4.01 |
| $ 6.50 | 687 | 8.06 | $6.50 | 431 | $6.50 |
| $6.83 - $10.00 | 579 | 8.20 | $7.15 | 200 | $7.39 |
| $0.10 - $10.00 | 4,452 | 8.71 | $3.34 | 1,395 | $4.04 |

At March 31, 2001 and 2000, options to purchase 1,141,000 and 1,806,000 shares were exercisable, respectively.

Employee Stock Purchase Plan

In April 2000, the Board of Directors adopted and in May 2000, the stockholders approved, the 2000 Employee Stock Purchase Plan ("Purchase Plan"). The Purchase Plan became effective upon Pharsight's initial public offering in August 2000.

Pharsight has reserved 600,000 shares for issuance under the Purchase Plan. Each January 1, the number of shares reserved will be increased automatically by the least of 1.5% of the number of shares of common stock outstanding on that date, 600,000 shares or a fewer number as determined by the Board of Directors. On January 1, 2002 and 2001, the number of shares reserved under the Purchase Plan increased by 280,000 and 274,000 shares, respectively. Eligible employees may purchase common stock through payroll deductions by electing to have up to 20% of their compensation withheld. Each participant is granted an option to purchase common stock on the first day of each six month offering period and this option is automatically exercised on the last day of the offering period. The purchase price for the common stock under the Purchase Plan is 85% of the lesser of the fair market value of the common stock on the first day and the last day of the offering period. Offering periods begin on February 1 and August 1 of each year. Shares of common stock issued under the Purchase Plan totaled 79,000 in 2001 and 2002. As of March 31, 2002, 996,000 shares remain available for future issuance.

In April 2001, the Board of Directors adopted the 2001 UK Employee Stock Purchase Plan ("UK Purchase Plan"). The UK Purchase Plan became effective immediately. Pharsight has reserved 130,000 shares for issuance under the UK Purchase Plan. Each January 1, the number of shares reserved will be increased automatically by the least of 1.5% of the number of shares of common stock outstanding on that date, 130,000 shares or a fewer number as determined by the Board of Directors. On January 1, 2002, the number of shares reserved under the UK Purchase Plan did not increase. Eligible employees may purchase common stock through payroll deductions by electing to have up to 20% of their compensation withheld. Each participant is granted an option to purchase common stock on the first day of each six-month offering period and this option is automatically exercised on the last day of the offering period. The purchase price for the common stock under the UK Purchase Plan is 85% of the lesser of the fair market value of the common stock on the first day and the last day of the offering period. Offering periods begin on February 1 and August 1 of each year. There were no shares of common stock issued under the UK Purchase Plan in 2002. As of March 31, 2002, 130,000 shares remain available for future issuance.

*Pro Forma Information*

Pro forma information regarding net loss is required by SFAS 123, which also requires that the information be determined as if Pharsight had accounted for its employee stock options under the fair value method of SFAS 123. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period using a straight-line method.

| | ESPP Years Ended March 31, | | | Options Years Ended March 31, | | | Restricted Stock Grants Years Ended March 31, | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 2002 | 2001 | 2000 | 2002 | 2001 | 2000 |
| Expected life (years) | .50 | .50 | — | 3.9 | 3.00 | 4.00 | — | — | 4.00 |
| Expected stock price volatility | 127.0% | 80.0% | — | 127.0% | 80.0% | 50.0% | — | — | 50.0% |
| Risk-free interest rate | 2.80% | 5.60% | — | 3.94% | 4.25% | 6.25% | — | — | 6.25% |
| Dividend yield | 0.00% | 0.00% | — | 0.00% | 0.00% | 0.00% | — | — | 0.00% |
| Weighted average fair value | $ 1.42 | $ 2.21 | $— | $ 1.53 | $ 3.47 | $ 0.74 | $— | $— | $ 0.19 |

If Pharsight had elected to recognize compensation cost based on the fair value of the above awards granted at the grant date as prescribed by FAS 123, net loss and net loss per share would have increased to the pro forma amounts indicated in the table below (in thousands except per share amounts):

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Net loss applicable to common stockholders: | | | |
| As reported | $(18,952) | $(21,014) | $(11,228) |
| Pro forma | (21,205) | (23,082) | (11,402) |
| Basic and diluted net loss per share: | | | |
| As reported | $ (1.03) | $ (1.62) | $ (3.48) |
| Pro forma | (1.15) | (1.85) | (3.54) |

The option valuation models were developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because Pharsight's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

**Deferred Compensation**

During the years ended March 31, 2001 and 2000, Pharsight recorded aggregate deferred compensation of $10,070,000 and $5,400,000, respectively, representing the difference between the exercise price of stock options granted and the then deemed fair value of the Pharsight's common stock. The amortization of deferred compensation is charged to operations over the vesting period of the options using the graded method for employee options, and the straight-line method for non-employee options. During the year ended March 31, 2002, Pharsight recorded deferred stock compensation of $114,000 representing the intrinsic value of a certain stock award issued to an officer as a bonus. The amortization of this deferred stock compensation is charged to operations over the vesting period of the stock award using the straight-line method. Pharsight amortized $2,993,000, $7,552,000 and $2,180,000 of deferred compensation for the years ended March 31, 2002, 2001, and 2000.

The amount of deferred stock compensation to be amortized in future periods, ending March 31, is as follows (in thousands):

| | |
|---|---|
| 2003 | $1,402 |
| 2004 | $ 379 |
| 2005 | $ 32 |

### Options Issued to Consultants and Scientific Advisory Board Members

During the year ended March 31, 2002, Pharsight granted options to purchase 30,000 shares of common stock to consultants at an exercise price of $0.99 in exchange for services. The option was fully vested at the date of grant and is exercisable for two years. Pharsight valued these options at $20,000, being their fair value estimated using the Black-Scholes valuation model with the following assumptions: a risk-free interest rate of 6.00%, a volatility factor of 138.0% and lives of 2 years. Pharsight recorded the fair value of these options as a charge to operations for the year ended March 31, 2002.

During fiscal 2001, Pharsight granted additional options to purchase 23,000 shares of common stock to consultants and members of the Scientific Advisory Board at exercise prices ranging from $3.00 to $3.88. 3,000 and 20,000 of these options had vested as of March 31, 2002 and 2001, respectively. Pharsight valued these options at $50,000, being their fair value estimate using the Black-Scholes valuation model assuming fair values of common stock ranging from $3.00 to $4.00 per share, a risk-free interest rate of 6.00%, a volatility factor of 80.0% and lives ranging from 5 to 7 years. Pharsight recorded the fair value of these options as a charge to operations for the year ended March 31, 2001. The fair value assigned to these warrants in fiscal 2002 was immaterial.

As of March 31, 2000, Pharsight had granted options to purchase 32,000 shares of common stock to consultants and members of the Scientific Advisory Board at exercise prices ranging from $0.35 to $4.35 per share. The options were granted in exchange for consulting and advisory services to be rendered and vest over four to five years. Pharsight valued these options at $275,000, being their fair value estimated using the Black-Scholes valuation model assuming fair values of common stock ranging from $2.94 to $10.40 per share, a risk-free interest rate of 6.25%, a volatility factor of 50% and a life of 10 years. The value of these options is being amortized over the vesting period. The fair value assigned to these warrants in fiscal 2002 was immaterial.

### Accelerated Vesting of Stock Options

During fiscal year 2002 the company accelerated the vesting of certain stock options and recorded a compensation charge of $35,000 relating to the re-measurement of these options as of the date of the modification.

## 12. Income Taxes

There was no provision for income taxes in any year presented due to the fact that Pharsight incurred net losses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

| | March 31, | |
|---|---|---|
| | 2002 | 2001 |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 18,100 | $ 11,600 |
| Research and development tax credits | 900 | 800 |
| Capitalized research and development | 900 | 700 |
| Amortization of intangible assets | 100 | 200 |
| Other | 600 | 0 |
| Total deferred tax assets | 20,600 | 13,300 |
| Valuation allowance | (20,600) | (13,300) |
| Net deferred tax assets | $ — | $ — |

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance for deferred tax assets increased by approximately, $7,300,000, $4,800,000 and $3,300,000 in the year ended March 31, 2002, 2001, and 2000, respectively.

As of March 31, 2002, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $50,000,000 and $20,000,000 respectively, which begin to expire in the years 2003 through 2022.

The Company had federal and state research and development tax credits of approximately $700,000 and $200,000 respectively. The federal research and development credits begin to expire in 2011 through 2022 and the state credits carryforward indefinitely.

Utilization of the Company's net operating loss and credits may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and credits before utilization.

## 13. Segment Information

Pharsight's revenue base is derived from the sale of software licenses and consulting services to pharmaceutical companies on a worldwide basis. Pharsight operates solely in one operating segment, the sale of licenses and consulting services to pharmaceutical companies. Additionally, the chief operating decision maker evaluates resource allocation not on a product or geographic basis, but rather on an enterprise wide basis. Therefore, Pharsight has concluded that it contains only one reportable segment.

Revenues from sales to customers by major geographic area for the years ended March 31 were (in thousands):

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| United States | $ 9,092 | $ 8,183 | $5,581 |
| Europe | 4,574 | 3,219 | 2,835 |
| Other | 583 | 546 | 443 |
| | $14,249 | $11,948 | $8,859 |

No foreign country accounted for 10% or more of the Pharsight's total revenues in the years ended March 31, 2002, 2001, and 2000. All of the Pharsight's significant long-lived assets are located within the United States.

### 14. 401(k) Plan

Pharsight has a 401(k) plan, which covers all employees. Pharsight's contributions to the plan are discretionary. Through March 31, 2002, Pharsight has made no contributions to the plan.

### 15. Subsequent Events

In June 2002, Pharsight extended its secured revolving credit facility agreement with Silicon Valley Bank for an additional year. Pharsight continues to have $4.0 million available under two accounts receivable facilities. These include $2.5 million of secured revolving credit against 80% of eligible domestic accounts receivable and $1.5 million of secured revolving credit against 90% of eligible foreign accounts receivable. Pharsight continues to have $1.0 million of the accounts receivable facility utilized.

In June 2002, Pharsight closed the sale of 761,920 shares of Preferred Stock and 761,920 warrants to purchase shares of Pharsight's Common Stock for approximately $3,149,000. The Preferred Stock is redeemable at any time after five years from issuance upon the affirmative vote of at least 75% of the Preferred Stock stockholders. The Preferred Stock is redeemable at a price of $4.008 per share plus any unpaid dividends with respect to such share. Each Preferred Stock is convertible into 4 shares of Pharsight's Common Stock at the election of the investor or upon the occurrence of certain other events. The Preferred Stock is entitled to receive a quarterly dividend of 2% payable in cash or stock. These quarterly dividends will commence in September 2002. The warrants are exercisable for a period of five years from issuance with an exercise price of $1.15.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

## PART III

### ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning our directors and executive officers will be contained under the caption "Proposal 1—Election of Directors" in our definitive Proxy Statement (our "Proxy Statement") with respect to our Annual Meeting of Stockholders, to be held on September 6, 2002, and is incorporated by reference into this report. Information concerning our Executive Officers is set forth below; under "Executive Officers of the Registrant." Information concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our Proxy Statement.

**Executive Officers of the Registrant**

*Executive Officers and Key Employees*

The following table provides information concerning our executive officers as of May 31, 2002:

| Name | Age | Position |
|---|---|---|
| Arthur H. Reidel | 51 | Chairman of the Board |
| Michael S. Perry, D.V.M, Ph.D. | 43 | President and Chief Executive Officer |
| Leslie E. Wright | 48 | Interim, Chief Financial Officer |
| J. Robert Powell, Pharm.D. | 54 | Senior Vice President, Strategic Services |
| Daniel L. Weiner, Ph.D. | 52 | Senior Vice President, Technology Deployment |
| Charles Faas | 42 | Vice President, Finance, and Chief Accounting Officer |
| Mark R. Robillard | 45 | Vice President, Sales |
| James Negrette. | 44 | Vice President, Product Development |
| John E. Wehrli, J.D | 38 | Vice President, General Counsel, and Secretary |
| Michael J. Schwartz | 40 | Vice President, Marketing |

**Arthur H. Reidel** is a founder of the Company. From 1995 to February 2002, he served as President and Chief Executive Officer. He has been Chairman of the Board since 1995. From December 1992 until September 1994, he was President and Chief Executive Officer of Sunrise Test Systems, a leading developer of electronic design automation software. From 1991 through 1992, he held executive positions with Weitek Corporation, including Vice President and General Manager of its User Interface Products Division. From 1984 through 1991, Mr. Reidel was a General Partner of ABS Ventures Limited Partnerships, a series of venture capital funds affiliated with Alex Brown and Sons. In this capacity, he invested in and was a Director of numerous technology-based companies. From 1973 to 1984, Mr. Reidel held management and executive positions, including Vice President of Engineering and Operations at Interactive Training Systems and Vice President of Technology at Schlumberger Computer-Aided Systems. Mr. Reidel is a graduate of MIT.

**Michael S. Perry, D.V.M., Ph.D.** joined Pharsight as President and Chief Executive Officer in February 2002. Prior to joining Pharsight, Dr. Perry was Worldwide Head, Research and Development, for Baxter Healthcare's Global BioPharmaceuticals Business, a pharmaceutical company, which he joined in October 2000. From August 1998 to October 2000, he was President and Chief Executive Officer of Genetic Therapy, Inc., and from June 1997 to October 2000, he was President and Chief Executive Officer of Systemix, Inc., both wholly owned subsidiaries of Novartis and biotechnology companies focusing on the areas of cell and gene therapy. Previously, he held a variety of positions in the pharmaceutical industry including Vice President, Drug Registration and Regulatory Affairs, for

Sandoz and for Novartis, following Sandoz's merger with Ciba-Geigy; and Vice President, Human Pharmaceutical Regulatory Affairs, for Syntex Corporation. He has also held scientific and regulatory positions at Schering-Plough Corporation, Bio-Research Laboratories, and Warner-Lambert / Parke Davis Research Institute. Dr. Perry is currently on the Board of Directors of Biotransplant, Inc., where he has served since 1999. He is also on the Board of Directors of Pharsight Corporation, where he has served since April 2002.

Leslie E. Wright has been Pharsight's Interim Chief Financial Officer since October 2001. From April 2000 to October 2001, Mr. Wright was interim Chief Financial Officer at Calico, a provider of interactive configuration and selling software, where he assisted in their filing of Chapter 11 and their subsequent sale to Peoplesoft. From July 1999 to March 2000, Mr. Wright was Chief Executive Officer of Perpetual Inc., a private company. From August 1997 to July 1999, Mr. Wright was Vice President, Finance, and Chief Financial Officer for Infoseek Corporation, an internet portal company. From 1994 to July 1997, he worked with Fractal Design Corporation, a graphics software company, where from May 1995 to July 1997 he served as Chief Operating and Financial Officer. From 1984 to 1994, Mr. Wright was employed with The ASK Group, Inc., a software company, where from 1986 through 1994, he served as Executive Vice President and Chief Financial Officer. Mr. Wright holds a B.S. degree in Business from San Jose State University. He is a Certified Public Accountant in the State of California.

J. Robert Powell, Pharm.D., has served as Senior Vice President, Drug Development Consulting Services, since joining Pharsight in March 2001, after several years as a development executive and Pharsight customer at Parke-Davis (Pfizer) and at Glaxo Wellcome, both large pharmaceutical companies. Most recently Dr. Powell was Vice President, Pharmacokinetics/ Dynamics and Metabolism, at Pfizer's Parke-Davis Research Division, from 1996 to 2001, where he led a department of more than 160 scientists working on a range of projects from discovery to phase IV development. Previously, he held a variety of management positions in clinical pharmacology and pharmacokinetics at Glaxo and Glaxo Wellcome. An author of more than 100 scientific publications, Dr. Powell is also a clinical professor at the University of Michigan School of Pharmacy and at the University of North Carolina at Chapel Hill. He is member of American College of Clinical Pharmacy and the American Association of Pharmaceutical Scientists. He holds degrees in pharmacy from West Virginia University and the Philadelphia College of Pharmacy and Science.

Daniel L. Weiner, Ph.D., joined Pharsight as Vice President and General Manager, Scientific Products, in January 1998, and became Senior Vice President, Technology Deployment, in March 2000. From 1994 to 1998, he held the positions of Vice President, Senior Vice President and Worldwide Director, Data Management and Biostatistics, and Principal Scientist at Quintiles, Inc., a contract research organization providing clinical development services to the pharmaceutical industry. Prior to that, Dr. Weiner held management positions in biostatistics and data management with Syntex Development Research, a research company that discovers and develops new and cost-effective prescription medicines; with Statistical Consulting, Inc., a contract research organization; and with Merrell Dow Pharmaceuticals, a pharmaceutical company. Dr. Weiner received a B.S. and his Ph.D. in Statistics from the University of Kentucky.

Charles Faas joined Pharsight as Vice President of Finance in July 2000 and was named Chief Accounting Officer and Treasurer in October 2001. From December 1999 to July 2000, Mr. Faas was Corporate Controller for ZLand.com, an internet business applications company. From July 1995 to December 1999, Mr. Faas was Controller for Cadence Design Systems' Methodology Services group, an electronic design automation company. From 1982 to 1995, Mr. Faas was with IBM in both financial and accounting management roles. He holds a B.B.A. from Siena College.

Mark R. Robillard has served as Vice President, Global Sales, since October 2001. From March 2000 to October 2001, Mr. Robillard was Vice President Business Development for SciQuest,

Inc. From September 1999 to March 2001, he held several positions, and most recently was Senior Vice President, Sales and Business Development, for EMAX Solutions, a company that provides chemical and compound management and tracking systems for research and development organizations. In this role, he was responsible for driving EMAX's e-commerce solution strategy, business development activities and global sales organization. Prior to joining EMAX, Mr. Robillard spent 20 years at VWR Scientific Products, a $1.4 billion leading distributor of laboratory equipment, chemicals, and supplies to the life sciences market. In his most recent position as Vice President, Electronic Commerce, Mr. Robillard launched VWR's first Internet sales channel, a business-to-business online ordering facility for VWR's customers. He is credited with expanding monthly site traffic to over 100,000 users while increasing Web revenues 500% each quarter for the last two years. During the time period, overall sales through all electronic channels doubled, accounting for 22% of VWR's revenues. Before his appointment in 1996 as Vice President, Electronic Commerce, Mr. Robillard served in a number of key positions in sales and customer supply chain management, including area Vice President and District Manager. He is a well-known speaker at industry events and has served on the board of OBI—the Open Buying on the Internet Consortium.

**James Negrette** has served as Vice President, Software Development, since October 2001. He joined Pharsight with extensive experience in engineering management and development of a range of leading edge technology products and solutions. Prior to joining Pharsight, he was Senior Engineering Director at Electronics for Imaging, from April 1997 to October 2001, a designer and marketer of high performance printer servers. Prior to that were two years as Senior Engineering Manager for Graphics at Apple Computer, a builder of desktop personal computers. His Apple experience was preceded by five years as Engineering manager at Acuson, a builder of high-end medical ultrasound equipment. Mr. Negrette holds a bachelors degree in computer science from Brigham Young University.

**John Wehrli, J.D., M.B.A.** joined Pharsight as Vice President, General Counsel, and Secretary in February 2001. Prior to joining Pharsight, Mr. Wehrli was employed by the law firm of Cooley Godward, L.L.P., from May 1996 to February 1999 and from April 2000 to February 2001, where he exclusively represented biotechnology and pharmaceutical companies. From February 2000 to April 2000, Mr. Wehrli was consultant to, and from February 1999 to February 2000, Mr. Wehrli was Corporate Secretary and Senior Director, Legal Affairs, for Trega Biosciences. Mr. Wehrli co-founded and, from October 1996 to February 1999, served as Vice President, Business Development and Intellectual Property, for NaviCyte, Inc., a company that markets pre-clinical simulation products. He co-invented NaviCyte's ADME simulation product (iDEA), which is now sold by Lion Bioscience. Previously, he served as Vice President and Chief Financial Officer for Precision Instrument Design, Inc., from 1989 to 1995, and as Patent and Licensing Associate for Lawrence Berkeley National Laboratory from 1995 to 1996. From 1985 to 1994, Mr. Wehrli served in a number of research positions in chemistry and management positions in scientific computing at Syntex Research, Inc. Mr. Wehrli received his J.D. from the University of California, Hastings College of Law; his M.B.A. from Haas School of Business at the University of California, Berkeley, and also completed graduate work in computational biology at the University of California, Berkeley, with a research focus on pharmacokinetic and physiological modeling.

**Michael J. Schwartz** has served as Vice President, Marketing since November 2001, and is responsible for corporate strategy, product development marketing, products and services marketing, corporate marketing, and business development. He joined Pharsight in November 2000 as Vice President, Solutions Strategy, in the Marketing Group. For the six years before he joined Pharsight, Mr. Schwartz was a management consultant at CSC Healthcare Group (previously APM, Inc.) from May 1995 to November 2000, a computer and professional services company, where he was most recently vice president and partner. In that role, he led strategy engagements for pharmaceutical companies, providers, health plans, schools of medicine, and investment firms. Prior to that, Mr. Schwartz was a management consultant at Bain & Company, a management consulting firm, from

June 1994 to December 1994. Prior to his consulting career, Mr. Schwartz was co-founder of Galileo Laboratories, a biopharmaceutical company. Mr. Schwartz also served on the staffs of the Office of Science and Technology Policy in Washington, DC, and at the Organization for Economic Cooperation and Development in Paris, France. He was also an associate at ARCH Development Corporation, a venture capital firm. He holds an M.B.A. in Finance and Marketing from the University of Chicago, an M.S. in Biochemistry from UCLA, and a B.A. Magna Cum Laude from Cornell University.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be contained in our Proxy Statement under the caption "Executive Compensation," and is incorporated by reference into this report.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item will be contained in our Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and is incorporated by reference into this report.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item will be contained in our Proxy Statement under the caption "Certain Relationships and Related Transactions" and is incorporated by reference into this report.

## PART IV

### ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) 1. Financial Statements

Reference is made to page 29 under "Item 8 Financial Statements and Supplementary Data" for a list of all financial statements and schedules filed as a part of this report.

2. Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts

3. Exhibits

The exhibits listed under Item 14(c) hereof are filed as part of this Annual Report on Form 10-K.

(b) Reports on Form 8-K.

No reports on Form 8-K were filed during the fourth quarter of the year ended March 31, 2002.

(c) Exhibits

The following exhibits are filed with this report:

| Exhibit Number | Description Of Document |
|---|---|
| 3.2 | Amended and Restated Certificate of Incorporation of Pharsight. |
| 3.3* | Bylaws of Pharsight. |
| 3.4 | Certificate of Designations of Series A and Series B Convertible Preferred Stock of Pharsight Corporation. |
| 4.1 | Reference is made to Exhibits 3.2, 3.3, and 3.4. |
| 4.2* | Amended and Restated Investors' Rights Agreement, dated as of September 2, 1999, by and among Pharsight and the investors listed on Exhibit A attached thereto. |
| 4.3 | Reference is made to Exhibits 10.31 and 10.32. |
| 10.1* | Asset Purchase Agreement dated as of May 27, 1998, by and among Pharsight, Mitchell and Gauthier Associates, Inc., Edward E.L. Mitchell and Joseph S. Gauthier. |
| 10.2* | Lease on Suite 200 at 800 El Camino Real West, Mountain View, California, by and among Pharsight and Asset Growth Partners, dated as of June 11, 1998. |
| 10.3* | Co-Ownership Agreement, dated as of the May 27, 1998, by and between Pharsight and Mitchell and Gauthier Associates, Inc. |
| 10.4* | Noncompetition Agreement, dated as of May 27, 1998, by and between Pharsight and Joseph S. Gauthier. |
| 10.8* | Master Loan and Security Agreement, dated as of February 26, 1999, by and between Pharsight and Transamerica Business Credit Corporation. |
| 10.12*(2) | Promissory note, dated as of July 25, 1996 from Robin Kehoe in favor of Pharsight. |
| 10.13*(2) | Promissory note, dated as of June 2, 1998, from Robin Kehoe in favor of Pharsight. |
| 10.14*(2) | Promissory note, dated as of June 15, 1999 from Robin Kehoe in favor of Pharsight. |
| 10.15*(2) | Promissory note, dated as of January 25, 1998, from Daniel Weiner in favor of Pharsight. |
| 10.16*(2) | Form of Indemnity Agreement to be entered into between Pharsight and each of its officers and directors. |
| 10.17*(2) | Pharsight's 1997 Stock Option Plan. |
| 10.18*(2) | Pharsight's 1995 Stock Option Plan. |
| 10.19*(2) | Pharsight's 2000 Equity Incentive Plan and related documents. |
| 10.20*(2) | Pharsight's 2000 Employee Stock Purchase Plan and related documents. |
| 10.21*(2) | 2000 CEO Non-Qualified Stock Option Plan. |

| Exhibit Number | Description Of Document |
|---|---|
| 10.22(2)(4) | Employment Letter, dated September 26, 2001, between the Company and Mark Robillard |
| 10.23(2)(5) | Severance Agreement, Dated November 16, 2001, between the Company and Michael Emley |
| 10.24(2)(5) | Employment Letter, Dated December 14, 2001, between the Company and Robin Kehoe |
| 10.25(2)(5) | Services Agreement, Dated October 4, 2001, between the Company and David Powell, Inc. |
| 10.26(3) | Loan and Security Agreement, dated as of June 13, 2001, by and between Pharsight and Silicon Valley Bank. |
| 10.26.1(3) | Negative Pledge Agreement, dated as of June 13, 2001, by and between Pharsight and Silicon Valley Bank. |
| 10.26.2(3) | Notice of Pledge and Security, dated June 28, 2001, by and among Pharsight, Morgan Stanley & Co. Incorporated and Silicon Valley Bank. |
| 10.27(3) | Export-Import Bank Loan and Security Agreement, dated June 13, 2001, by and between Pharsight and Silicon Valley Bank. |
| 10.27.1(3) | Export-Import Bank of the United States Working Capital Guarantee Program Borrower Agreement, dated June 13, 2001, by and between Pharsight and Silicon Valley Bank. |
| 10.28 | Employment Letter, Dated February 5, 2002, between the Company and Michael Perry |
| 10.29 | Loan Modification Agreement, dated as of June 18, 2002, by and between Pharsight and Silicon Valley Bank. |
| 10.29.1 | Export-Import Bank of the United States Working Capital Guarantee Program Borrower Agreement, dated as of June 18, 2002, by and between Pharsight and Silicon Valley Bank. |
| 10.30 | Loan Modification Agreement, dated as of June 13, 2002, by and between Pharsight and Silicon Valley Bank. |
| 10.31 | Preferred Stock and Warrant Purchase Agreement, dated June 25, 2002. |
| 10.32 | Form of Warrant for the Purchase of Shares of Common Stock. |
| 10.33 | Loan Modification Agreement, dated June 26, 2002 by and between Pharsight and Silicon Valley Bank. |
| 23.1 | Consent of Ernst & Young LLP, Independent Auditors |
| 24.1 | Power of Attorney (see signature page hereof). |

* Filed as the like-numbered exhibit to our Registration Statement on Form S-1 (Registration No. 333-34896), originally filed on April 17, 2000, as amended, and incorporated herein by reference.

(1) Confidential treatment has been granted for portions of this exhibit.

(2) Management contract or compensatory plan or arrangement.

(3) Filed as the like-numbered exhibit to the Registrant's Quarterly Report on Form 10-Q/A (Commission No. 000-31253) for the three month period ended June 30, 2001.

(4) Filed as the like-numbered exhibit to the Registrant's Quarterly Report on Form 10-Q (Commission No. 000-31253) for the three month period ended September 30, 2001.

(5) Filed as the like-numbered exhibit to the Registrant's Quarterly Report on Form 10-Q (Commission No. 000-31253) for the three month period ended December 31, 2001.

(d) FINANCIAL STATEMENT SCHEDULES.

## SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
## PHARSIGHT CORPORATION
### March 31, 2002
### (amounts in thousands)

| Description | Balance as of Beginning of Year | Additions Charged to Costs and Expenses | Deductions (1) | Balance as of End of Year |
|---|---|---|---|---|
| Year ended March 31, 2002 | | | | |
| Deducted from asset accounts: | | | | |
| Allowance for doubtful accounts | $95 | $— | $ 1 | $94 |
| Year ended March 31, 2001 | | | | |
| Deducted from asset accounts: | | | | |
| Allowance for doubtful accounts | $27 | $98 | $30 | $95 |
| Year ended March 31, 2000 | | | | |
| Deducted from asset accounts: | | | | |
| Allowance for doubtful accounts | $27 | $— | $— | $27 |

(1) represents amounts written-off as uncollectible

## SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in San Mateo, California, on the 28th day of June 2002.

PHARSIGHT CORPORATION

By: /s/ MICHAEL S. PERRY, D.V.M, PH.D.

Michael S. Perry, D.V.M, Ph.D.
*Chief Executive Officer*

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael S. Perry and Charles Faas, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign this Annual Report on Form 10-K filed herewith and any or all amendments to said report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this report has been signed by the following persons in the capacities and on the dates indicated below.

| Signature | Title | Date |
|---|---|---|
| /s/ MICHAEL S. PERRY, D.V.M, PH.D.<br>Michael S. Perry, D.V.M, Ph.D. | President, Chief Executive Officer (Principal Executive Officer) & Director | June 27, 2002 |
| /s/ LESLIE E. WRIGHT<br>Leslie E. Wright | Interim Chief Financial Officer | June 27, 2002 |
| /s/ CHARLES FAAS<br>Charles Faas | VP, Finance and Chief Accounting Officer | June 27, 2002 |
| /s/ ARTHUR H. REIDEL<br>Arthur H. Reidel | Chairman of the Board | June 27, 2002 |
| /s/ STEVEN D. BROOKS<br>Steven D. Brooks | Director | June 27, 2002 |
| /s/ PHILIPPE O. CHAMBON, M.D., PH.D.<br>Philippe O. Chambon, M.D., Ph.D. | Director | June 27, 2002 |
| /s/ ROBERT B. CHESS<br>Robert B. Chess | Director | June 27, 2002 |
| /s/ DOUGLAS E. KELLY, M.D.<br>Douglas E. Kelly, M.D. | Director | June 27, 2002 |
| /s/ DEAN O. MORTON<br>Dean O. Morton | Director | June 27, 2002 |
| /s/ W. FERRELL SANDERS<br>W. Ferrell Sanders | Director | June 27, 2002 |

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K/A
## Amendment No. 1

**FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the Fiscal Year Ended March 31, 2002**

**or**

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the Transition Period from __________ to __________**

**Commission File Number: 0-31253**

# Pharsight Corporation

(Exact name of Registrant as specified in its charter)

| **Delaware** | **77-0401273** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |
| **800 W. El Camino Real, Mountain View, CA** | **94040** |
| (Address of principal executive office) | (zip code) |

**Registrant's telephone number, including area code: (650) 314-3800**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange On which registered |
|---|---|
| None | None |

**Securities registered pursuant to Section 12(g) of the Act:**
**Common Stock, $0.001 par value**
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the Common Stock on May 31, 2002 as reported on the National Market of The Nasdaq Stock Market, was approximately $8,750,000. Excludes an aggregate of 11,766,707 shares of common stock held by officers and directors and by each person known by the registrant to own 5% or more of the outstanding common stock. Exclusion of shares held by any of these persons should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant. As of May 31, 2002, registrant had 18,770,422 shares of Common Stock outstanding.

## EXPLANATORY NOTE

Pharsight Corporation (the "Company") is filing this amendment to its Annual Report on Form 10-K, originally filed with the Securities and Exchange Commission on July 1, 2002, for the purposes of amending and restating in their entirety Items 10 through 13 under Part III. This Form 10-K/A makes no other changes.

## PART III.

### ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Set forth below is biographical information for each of our directors.

#### Robert B. Chess

Robert B. Chess, age 45, has been a member of our Board of Directors since April 2000. Mr. Chess is Chairman of Inhale Therapeutic Systems, Inc., a provider of pulmonary delivery systems for biotechnology drugs. He has been at Inhale since 1991 and served as its President and Chief Executive Officer until August 1998 and as its co-Chief Executive Officer until April 2000. From September 1990 until October 1991, he was an Associate Deputy Director in the White House Office of Policy Development. In March 1987, Mr. Chess co-founded Penederm Incorporated, a topical dermatological drug delivery company, and served as its President from February 1989 until October 1989. Prior to co-founding Penederm, Mr. Chess held management positions at Intel Corp., a semiconductor manufacturer, and Metaphor, a computer software company that was acquired by International Business Machines. Mr. Chess received a B.S. in Engineering from the California Institute of Technology and an M.B.A. from the Harvard Business School.

#### Dean O. Morton

Dean O. Morton, age 70, has been a member of our Board of Directors since April 2000. Mr. Morton was the Executive Vice President, Chief Operating Officer and a Director of Hewlett-Packard Company, a manufacturer of computer systems and test and measurement instruments, from 1984 until his retirement in 1992. Mr. Morton is a director of BEA Systems, Cepheid, and The Clorox Company. He is a trustee of the State Street Research Group of Funds, the State Street Research Portfolios, Inc. and the Metropolitan Series Fund Inc. Mr. Morton received a B. S. from Kansas State University and an M.B.A. from Harvard Business School.

#### W. Ferrell Sanders

W. Ferrell Sanders, age 65, has been a member of our Board of Directors since February 1996. Mr. Sanders has served as a partner of Alloy Ventures, Inc., formerly known as Asset Management Associates, a venture capital and investment management firm, since March 1987. Mr. Sanders holds a B.S. in electrical engineering from North Carolina State and an M.B.A. from the University of Santa Clara.

**Michael S. Perry, D.V.M., Ph.D.**

Michael S. Perry, age 43, has been a member of our Board of Directors since April 2002. Dr. Perry joined Pharsight as President and Chief Executive Officer in February 2002. Prior to joining Pharsight, Dr. Perry was Worldwide Head, Research and Development, for Baxter Healthcare's Global BioPharmaceuticals Business, a pharmaceutical company, which he joined in October 2000. From August 1998 to October 2000, he was President and Chief Executive Officer of Genetic Therapy, Inc., and from June 1997 to October 2000, he was President and Chief Executive Officer of Systemix, Inc., both wholly owned subsidiaries of Novartis and biotechnology companies focusing on the areas of cell and gene therapy. Previously, he held a variety of positions in the pharmaceutical industry including Vice President, Drug Registration and Regulatory Affairs, for Sandoz and for Novartis, following Sandoz's merger with Ciba-Geigy; and Vice President, Human Pharmaceutical Regulatory Affairs, for Syntex Corporation. He has also held scientific and regulatory positions at Schering-Plough Corporation, Bio-Research Laboratories, and Warner-Lambert/Parke Davis Research Institute. Dr. Perry is currently on the Board of Directors of Biotransplant, Inc., where he has served since 1999.

**Arthur H. Reidel**

Arthur H. Reidel, age 51, has been a member of our Board of Directors since April 1995. He served as our President from April 1995 to August 1995 and served as our President and Chief Executive Officer from February 1996 to February 2002. He has also served as our Chairman of the Board of Directors since May 1995. He was a private investor and consultant from April 1995 to March 1996, during which he was involved in the formation of three start-up companies and performed consulting services for two other companies. From October 1994 to March 1995, he served as Vice President, Business Development of Viewlogic Systems, Inc., a software firm. From 1992 to 1994, Mr. Reidel served as President and Chief Executive Officer of Sunrise Test Systems, Inc., a privately held software firm acquired by Viewlogic Systems, Inc. in September 1994. Mr. Reidel currently serves as a director of Insightful Corporation. Mr. Reidel received a B.S. in Mathematics from Massachusetts Institute of Technology.

**Philippe O. Chambon, M.D., Ph.D.**

Philippe O. Chambon, M.D., Ph.D., age 44, has been a member of our Board of Directors since May 1997. Since January 1997, Dr. Chambon has been a General Partner of the Sprout Group, a private equity firm. He joined Sprout Group in May 1995. He is currently a director of Deltagen, Inc., a provider of data on the functional role of newly discovered genes, and Variagenics, Inc., a gene research company, as well as several other private companies. Dr. Chambon received an M.D. and Ph.D. from the University of Paris and an M.B.A. from Columbia University.

**Steven D. Brooks**

Steven D. Brooks, age 50, has been a member of our Board of Directors since June 1997. Since February 1999, Mr. Brooks has been General Partner of Broadview Capital Partners, a private equity firm. From September 1997 to February 1999, Mr. Brooks was a Managing Director of Donaldson, Lufkin & Jenrette Securities Corporation, an investment banking firm. From 1996 to 1997, Mr. Brooks was a private investor and a consultant to technology companies. From 1994 to 1996, Mr. Brooks served as Managing Director and Head of Global Technology Investment Banking at the Union Bank of Switzerland Securities, LLC. Mr. Brooks is a director of Paychex, Inc., a payroll accounting firm and Veritas Software Corporation, an application storage management software company. Mr. Brooks currently serves as chair of our Audit Committee. Mr. Brooks received a B.A. from Yale College and a J.D. from University of Virginia Law School.

Douglas E. Kelly, M.D.

Douglas E. Kelly, M.D., age 41, has been a member of our Board of Directors since February 1996. Dr. Kelly has been a partner at Alloy Ventures, Inc., formerly Asset Management Associates, a venture capital and investment management firm, since 1993. Dr. Kelly is a director of Fusion Medical Technologies, Inc., a manufacturer of surgical products, and several privately held companies. Dr. Kelly received a B.A. in Biochemistry and Molecular Biology from the University of California, San Diego, an M.D. from the Albert Einstein College of Medicine and an M.B.A. from the Stanford University Graduate School of Business.

The following table provides information concerning our executive officers as of May 31, 2002:

| Name | Age | Position |
|---|---|---|
| Arthur H. Reidel | 51 | Chairman of the Board |
| Michael S. Perry, D.V.M, Ph.D. | 43 | President and Chief Executive Officer |
| Leslie E. Wright | 48 | Interim Chief Financial Officer |
| J. Robert Powell, Pharm.D. | 54 | Senior Vice President, Drug Development Consulting Services |
| Daniel L. Weiner, Ph.D. | 52 | Senior Vice President, Technology Deployment |
| Charles Faas | 42 | Vice President, Finance, and Chief Accounting Officer |
| Mark R. Robillard | 45 | Vice President, Global Sales |
| James Negrette | 44 | Vice President, Software Development |
| John E. Wehrli, J.D. | 38 | Vice President, General Counsel and Secretary |
| Michael J. Schwartz | 40 | Vice President, Marketing |

Set forth below is biographical information for each of our executive officers.

Mr. Arthur H. Reidel and Dr. Michael S. Perry are members of our Board of Directors and their biographical information is set forth above with the other directors.

Leslie E. Wright has been Pharsight's Interim Chief Financial Officer since October 2001. From April 2001 to April 2002, Mr. Wright was interim Chief Financial Officer at Calico, a provider of interactive configuration and selling software, where he assisted in their filing of Chapter 11 and their subsequent sale to Peoplesoft. These interim financial services were provided through David Powell, Inc., a management consulting firm. From July 1999 to March 2000, Mr. Wright was Chief Executive Officer of Perpetual Inc., a private company. From August 1997 to July 1999, Mr. Wright was Vice President, Finance, and Chief Financial Officer for Infoseek Corporation, an Internet portal company. From 1994 to July 1997, he worked with Fractal Design Corporation, a graphics software company, where from May 1995 to July 1997 he served as Chief Operating and Financial Officer. From 1984 to 1994, Mr. Wright was employed with The ASK Group, Inc., a software company, where from 1986 through 1994, he served as Executive Vice President and Chief Financial Officer. Mr. Wright holds a B.S. degree in Business from San Jose State University. He is a Certified Public Accountant in the State of California.

J. Robert Powell, Pharm.D., has served as Senior Vice President, Drug Development Consulting Services, since joining Pharsight in March 2001, after several years as a development executive and Pharsight customer at Parke-Davis (Pfizer) and at Glaxo Wellcome, both large pharmaceutical companies. Most recently Dr. Powell was Vice President, Pharmacokinetics/ Dynamics and Metabolism, at Pfizer's Parke-Davis Research Division, from 1996 to 2001, where he led a department of more than 160 scientists working on a range of projects from discovery to phase IV development. Previously, he held a variety of management positions in clinical pharmacology and pharmacokinetics at Glaxo and Glaxo Wellcome. An author of more than 100 scientific publications, Dr. Powell is also a clinical professor at the University of Michigan School of Pharmacy and at the University of North Carolina at

Chapel Hill. He is member of American College of Clinical Pharmacy and the American Association of Pharmaceutical Scientists. He holds degrees in pharmacy from West Virginia University and the Philadelphia College of Pharmacy and Science.

**Daniel L. Weiner, Ph.D.**, joined Pharsight as Vice President and General Manager, Scientific Products, in January 1998, and became Senior Vice President, Technology Deployment, in March 2000. From 1994 to 1998, he held the positions of Vice President, Senior Vice President and Worldwide Director, Data Management and Biostatistics, and Principal Scientist at Quintiles, Inc., a contract research organization providing clinical development services to the pharmaceutical industry. Prior to that, Dr. Weiner held management positions in biostatistics and data management with Syntex Development Research, a research company that discovers and develops new and cost-effective prescription medicines; with Statistical Consulting, Inc., a contract research organization; and with Merrell Dow Pharmaceuticals, a pharmaceutical company. Dr. Weiner received a B.S. and his Ph.D. in Statistics from the University of Kentucky.

**Charles Faas** joined Pharsight as Vice President of Finance in July 2000 and was named Chief Accounting Officer and Treasurer in October 2001. From December 1999 to July 2000, Mr. Faas was Corporate Controller for ZLand.com, an Internet business applications company. From July 1995 to December 1999, Mr. Faas was Controller for Cadence Design Systems' Methodology Services group, an electronic design automation company. From 1982 to 1995, Mr. Faas was with IBM in both financial and accounting management roles. He holds a B.B.A. from Siena College.

**Mark R. Robillard** has served as Vice President, Global Sales, since October 2001. From March 2000 to October 2001, Mr. Robillard was Vice President Business Development for SciQuest, Inc. From September 1999 to March 2001, he held several positions, and most recently was Senior Vice President, Sales and Business Development, for EMAX Solutions, a company that provides chemical and compound management and tracking systems for research and development organizations. In this role, he was responsible for driving EMAX's e-commerce solution strategy, business development activities and global sales organization. Prior to joining EMAX, Mr. Robillard spent 20 years at VWR Scientific Products, a $1.4 billion leading distributor of laboratory equipment, chemicals, and supplies to the life sciences market. In his most recent position as Vice President, Electronic Commerce, Mr. Robillard launched VWR's first Internet sales channel, a business-to-business online ordering facility for VWR's customers. He is credited with expanding monthly site traffic to over 100,000 users while increasing Web revenues 500% each quarter for the last two years. During the time period, overall sales through all electronic channels doubled, accounting for 22% of VWR's revenues. Before his appointment in 1996 as Vice President, Electronic Commerce, Mr. Robillard served in a number of key positions in sales and customer supply chain management, including area Vice President and District Manager. He is a well-known speaker at industry events and has served on the board of OBI-the Open Buying on the Internet Consortium.

**James Negrette** has served as Vice President, Software Development, since November 2001. He joined Pharsight in March 2001 with extensive experience in engineering management and development of a range of leading edge technology products and solutions. Prior to joining Pharsight, he was Senior Engineering Director at Electronics for Imaging, from April 1997 to October 2001, a designer and marketer of high performance printer servers. Prior to that were two years as Senior Engineering Manager for Graphics at Apple Computer, a builder of desktop personal computers. His Apple experience was preceded by five years as Engineering manager at Acuson, a builder of high-end medical ultrasound equipment. Mr. Negrette holds a bachelors degree in computer science from Brigham Young University.

**John Wehrli, J.D., M.B.A.** joined Pharsight as Vice President, General Counsel, and Secretary in February 2001. Prior to joining Pharsight, Mr. Wehrli was employed by the law firm of Cooley Godward, L.L.P., from May 1996 to February 1999 and from April 2000 to February 2001, where he exclusively represented biotechnology and pharmaceutical companies. From February 2000 to April 2000, Mr. Wehrli was consultant to, and from February 1999 to February 2000, Mr. Wehrli was Corporate Secretary and Senior Director, Legal Affairs, for Trega Biosciences. Mr. Wehrli co-founded and, from October 1996 to February 1999, served as Vice President, Business Development and Intellectual Property, for NaviCyte, Inc., a company that markets pre-clinical simulation products. He co-invented NaviCyte's ADME simulation product (iDEA), which is now sold by Lion Bioscience. Previously, he served as Vice President and Chief Financial Officer for Precision Instrument Design, Inc., from 1989 to 1995, and as Patent and Licensing Associate for Lawrence Berkeley National Laboratory from 1995 to 1996. From 1985 to 1994, Mr. Wehrli served in a number of research positions in chemistry and management positions in scientific computing at Syntex Research, Inc. Mr. Wehrli received his J.D. from the University of California, Hastings College of Law; his M.B.A. from Haas School of Business at the University of California, Berkeley, and also completed graduate work in computational biology at the University of California, Berkeley, with a research focus on pharmacokinetic and physiological modeling.

Michael J. Schwartz has served as Vice President, Marketing since November 2001, and is responsible for corporate strategy, product development marketing, products and services marketing, corporate marketing, and business development. He joined Pharsight in November 2000 as Vice President, Solutions Strategy, in the Marketing Group. For the six years before he joined Pharsight, Mr. Schwartz was a management consultant at CSC Healthcare Group (previously APM, Inc.) from May 1995 to November 2000, a computer and professional services company, where he was most recently vice president and partner. In that role, he led strategy engagements for pharmaceutical companies, providers, health plans, schools of medicine, and investment firms. Prior to that, Mr. Schwartz was a management consultant at Bain & Company, a management consulting firm. Prior to his consulting career, Mr. Schwartz was co-founder of Galileo Laboratories, a biopharmaceutical company. Mr. Schwartz also served on the staffs of the Office of Science and Technology Policy in Washington, DC, and at the Organization for Economic Cooperation and Development in Paris, France. He was also an associate at ARCH Development Corporation, a venture capital firm. He holds an M.B.A. in Finance and Marketing from the University of Chicago, an M.S. in Biochemistry from UCLA, and a B.A. Magna Cum Laude from Cornell University.

## SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended March 31, 2002, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except that each of Douglas Kelly, Philippe Chambon and Ferrell Sanders filed one late report covering one transaction for 5,000 shares of Common Stock on August 9, 2000. The omissions were reported in their 2002 year-end Form 5.

## ITEM 11. EXECUTIVE COMPENSATION

### COMPENSATION OF DIRECTORS

Directors currently do not receive cash compensation from us for their services as members of the Board of Directors or committees or for attendance at any such meetings. The Company's directors may be reimbursed for certain reasonable expenses in connection with attendance at director and committee meetings.

Each non-employee director of the Company receives stock option grants under the 2000 Equity Incentive Plan (the "Incentive Plan"). Only non-employee directors of the Company or an affiliate of such directors (as defined in the Code) are eligible to receive options (as described below) under the Incentive Plan. Options granted under the Incentive Plan to non-employee directors are intended by the Company not to qualify as incentive stock options under the Code.

Option grants under the Incentive Plan to non-employee directors are non-discretionary. On the day following the Company's Annual Meeting of each year (or the next business day should such date be a legal holiday), each member of the Company's Board of Directors who is not an employee of the Company or, where specified by the non-employee director, an affiliate of such director, is automatically granted under the Incentive Plan, without further action by the Company, the Board of Directors or the stockholders of the Company, an option to purchase 5,000 shares of Common Stock of the Company. The exercise price of options granted under the Incentive Plan to non-employee directors is 100% of the fair market value of the Common Stock subject to the option on the date of the option grant. Options granted under the Incentive Plan to non-employee directors may not be exercised until the date upon which such optionee, or the affiliate of such optionee, as the case may be, has provided one year of continuous service as a non-employee director from the date of the option grant, whereupon such option shall become fully exercisable in accordance with its terms. The term of options granted under the Incentive Plan to non-employee directors is 10 years. In the event of a change of control (as defined in the Incentive Plan) and within 13 months after the effective date of such change in control the continuous service of an optionee terminates due to an involuntary termination (not including death or disability) without cause or due to voluntary termination with good reason, then the vesting stock held by such optionee shall be accelerated in full.

During the last fiscal year, the Company granted options covering 10,000 shares to each of Messrs. Brooks, Chambon, Chess, Kelly, Morton, and Sanders at an exercise price per share of $1.95. The fair market value of such Common Stock on the date of grant was $1.95 per share (based on the closing sales price reported on the Nasdaq National Market for the date of grant). As of May 31, 2002, no options had been exercised by the directors under the Incentive Plan.

### COMPENSATION OF EXECUTIVE OFFICERS

**Summary of Compensation**

The following table shows for the fiscal years ended March 31, 2002, compensation earned by the Company's Chief Executive Officers, its other four most highly compensated executive officers for the fiscal year ending March 31, 2002 and two former executive officers who departed the Company during the fiscal year ending March 31, 2002 (the "Named Executive Officers"):

| | | Annual Compensation | | Long Term Compensation Awards | | |
|---|---|---|---|---|---|---|
| Name and Principal Position | Year | Salary ($) | Bonus ($) | Restricted Stock Award(s)($) | Securities Underlying Options/ SARs(#) | Other Compensation ($)(8) |
| Arthur H. Reidel(1) | 2002 | 220,000 | 97,103 | | 100,000 | 690 |
| President and Chief Executive Officer | 2001 | 218,333 | 31,600 | | 625,000 | |
| | 2000 | 200,000 | 77,000 | | 107,250 | |
| Michael S. Perry, D.V.M., Ph.D.(2) | 2002 | 31,590 | 113,000(3) | 114,000(4) | 700,000 | 28 |
| President and Chief Executive Officer | 2001 | 0 | 0 | | 0 | |
| | 2000 | 0 | 0 | | 0 | |
| Robin A. Kehoe(5) | 2002 | 194,423 | 35,407 | | 0 | 300 |
| Senior Vice President, Finance and Chief | 2001 | 154,006 | 35,800 | | 120,000 | |
| Financial Officer | 2000 | 143,750 | 74,500 | | 72,500 | |
| Michael J. Schwartz | 2002 | 165,425 | 54,401 | | 50,000 | 300 |
| Vice President, Marketing | 2001 | 50,578 | 56,900 | | 50,000 | |
| | 2000 | 0 | 0 | | 0 | |
| Daniel L. Weiner, Ph.D. | 2002 | 180,000 | 47,051 | | 0 | 690 |
| Senior Vice President, Technology | 2001 | 179,583 | 22,100 | | 25,000 | |
| Deployment | 2000 | 175,000 | 39,700 | | 0 | |
| J. Robert Powell(6) | 2002 | 216,827 | 106,594 | | 100,000 | 690 |
| Senior Vice President, Drug Development | 2001 | 0 | 0 | | 150,000 | |
| Consulting Services | 2000 | 0 | 0 | | 0 | |
| Allen Phipps | 2002 | 237,246(7) | 0 | | 0 | 949 |
| Vice President, Product Development | 2001 | 100,397 | 20,000 | | 177,125 | |
| | 2000 | 0 | 0 | | 0 | |
| John E. Wehrli, J.D. | 2002 | 200,000 | 53,310 | | 50,000 | 270 |
| Vice President, General Counsel and | 2001 | 22,051 | 25,000 | | 40,000 | |
| Secretary | 2000 | 0 | 0 | | 0 | |

(1) On February 25, 2002, Arthur H. Reidel ceased being the President and Chief Executive Officer of the Company.

(2) Began full time employment as the President and Chief Executive Officer of the Company on February 25, 2002.

(3) Represents one-third of a one-time sign-on and retention bonus. One third of the one time sign-on and retention bonus will be paid in restricted stock (see footnote 4) and the remainder will be paid in cash in February 2003.

(4) Pursuant to the terms of Dr. Perry's employment agreement, the Company is obligated to grant to Dr. Perry shares of restricted stock valued at $114,000. This grant has not yet occurred.

(5) On December 14, 2001, the Company entered into an employment letter agreement with Robin Kehoe. Pursuant to the agreement, Ms. Kehoe worked a half-time work schedule of approximately twenty (20) hours per week from September 4, 2001 through October 26, 2001 and will work a reduced work schedule of approximately sixteen (16) hours per month from October 26, 2001 through October 31, 2002. The Company will continue to pay Ms. Kehoe her base salary in effect on September 4, 2001 through October 31, 2002, at which time, Ms. Kehoe will render her resignation. In connection with Ms. Kehoe's resignation, all shares pursuant to stock option grants that are unvested as of the separation date will be subject to accelerated vesting, so that Ms. Kehoe's stock option grants will be fully exercisable at that time.

(6) Full time employment commenced on March 26, 2001.

(7) Includes consulting fees in the amount of $143,200.

(8) Represents the total amounts of premiums paid during the fiscal year ended March 31, 2002 for term life insurance for the benefit of each Named Executive Officer.

## STOCK OPTION GRANTS

The Company grants options to its executive officers under its 2000 Equity Incentive Plan and 2000 CEO Non-Qualified Stock Option Plan. Prior to the Company's initial public offering of its Common Stock in August 2000, the Company also granted options under its 1995 Stock Option Plan and 1997 Stock Option Plan but on the closing of the initial public offering the Company ceased to make grants under these plans. As of May 31, 2002, options to purchase a total of 4,322,423 shares were outstanding under the foregoing option plans and options to purchase 1,304,995 shares remained available for grant thereunder. In addition, there are 2,000,000 shares approved only by the Board and available for grant under the Incentive Plan which cannot be granted as incentive stock options or to officers and directors of the Company.

The following tables show for the fiscal year ended March 31, 2002, certain information regarding options granted to, exercised by, and held at year-end by, the Named Executive Officers:

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(4) | |
|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Options Granted(1) | % of Total Options Granted to Employees in Fiscal Year(2) | Exercise or Base Price ($/Sh)(3) | Expiration Date | 5% ($) | 10% ($) |
| Arthur H. Reidel(5) | 100,000 | 4.86% | $2.55 | 06/08/11 | $160,370 | $ 406,394 |
| Michael S. Perry(5) | 700,000 | 34.01% | $1.95 | 02/25/12 | $858,449 | $2,175,401 |
| Robin A. Kehoe | — | — | — | — | — | — |
| Michael J. Schwartz(5) | 50,000 | 2.43% | $1.80 | 12/21/11 | $ 56,601 | $ 143,433 |
| Daniel L. Weiner | — | — | — | — | — | — |
| J. Robert Powell(5) | 50,000 | 2.43% | $1.80 | 12/21/11 | $ 56,601 | $ 143,433 |
| J. Robert Powell(5) | 50,000 | 2.43% | $1.90 | 01/17/12 | $ 59,746 | $ 151,402 |
| Allen Phipps | — | — | — | — | — | — |
| John E. Wehrli(5) | 50,000 | 2.43% | $1.80 | 12/21/11 | $ 56,601 | $ 143,433 |

(1) Options are granted under the Company's 1997 Stock Option Plan and, with respect to Mr. Reidel, the 2000 CEO Non-Qualified Stock Option Plan. These options expire 10 years from the date of grant, or earlier upon termination of employment.

(2) Based on an aggregate of 2,058,500 options granted during fiscal ended March 31, 2002 to the Company's employees and consultants, including the named executive officers.

(3) The exercise price per share of each option was equal to the fair market value of the Company's Common Stock on the date of grant as determined by the Company's Board of Directors except for the grant to Arthur Reidel which was equal to 105% of the fair market value.

(4) Amounts reported in this column represent hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term. The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation at the specified rates is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent the Company's prediction of the Company's stock price performance. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the time of such exercise and the future performance of the Company's Common Stock. The 5% and 10% total appreciation of 10-year options is 63% and 159%, respectively. On March 31, 2002, the closing sales price of the Company's Common Stock was $1.95.

(5) Options vest monthly at rate of 1/48$^{th}$ of the total number of shares.

## AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR, AND FISCAL YEAR END OPTION VALUES

The following table presents the aggregate option exercises during the fiscal year ending March 31, 2002, and the number and value of securities underlying unexercised options that are held by each of the individuals listed in the Summary Compensation Table as of March 31, 2002.

Amounts shown under the column "Value Realized" are based on the closing sales price of the Company's Common Stock as reported on the Nasdaq Stock Market on the date of exercise, less the exercise price. Amounts shown under the column "Value of Unexercised In-the-Money Options at March 31, 2002" are based on the closing price of the Company's Common Stock ($1.95) on March 28, 2002 as reported on the Nasdaq Stock Market, less the exercise price, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price of the shares underlying the option. "Out-of-the-money" options are ignored.

| Name | Shares *Acquired on* Exercise | Value Realized | Number of Securities Underlying Unexercised Options/SARs at March 31, 2002 | | Value of Unexercised In-the-Money Options/SARs at March 31, 2002 | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Arthur H. Reidel | — | — | 323,407 | 401,593 | 0 | 0 |
| Michael S. Perry | — | — | 0 | 700,000 | 0 | 0 |
| Robin A. Kehoe | — | — | 57,500 | 62,500 | 0 | 0 |
| Michael J. Schwartz | — | — | 21,874 | 78,126 | $781 | $6,719 |
| Daniel L Weiner | — | — | 11,979 | 13,021 | 0 | 0 |
| J. Robert Powell | — | — | 55,207 | 194,793 | $573 | $9,427 |
| Allen Phipps | — | — | — | — | — | — |
| John E. Wehrli | — | — | 13,958 | 76,042 | $469 | $7,031 |

(1) Includes shares subject to early exercise of stock options. Shares acquired upon early exercise are subject to a repurchase option in favor of the Company based on the applicable vesting schedule.

### EMPLOYMENT CONTRACTS

On December 14, 2001, the Company entered into an employment letter agreement with Robin Kehoe. Pursuant to the agreement, Ms. Kehoe worked a half-time work schedule of approximately twenty (20) hours per week from September 4, 2001 through October 26, 2001 and will work a reduced work schedule of approximately sixteen (16) hours per month from October 26, 2001 through October 31, 2002. The Company will continue to pay Ms. Kehoe her base salary in effect on September 4, 2001 through October 31, 2002, at which time, Ms. Kehoe will render her resignation. In connection with Ms. Kehoe's resignation, all shares pursuant to stock option grants that are unvested as of the separation date will be subject to accelerated vesting, so that Ms. Kehoe's stock option grants will be fully exercisable at that time. In addition, the Company will forgive the full principal and accrued interest amounts owed to the Company by Ms. Kehoe pursuant to three promissory notes totaling $55,631.66.

On February 5, 2002, the Company entered into an employment letter agreement with Michael Perry for the position of Chief Executive Officer and President commencing no later than February 25, 2002, at an annual salary of $320,000. Dr. Perry will be eligible to participate in an incentive annual bonus program targeted at 65% of his salary, with at total compensation potential of $528,000. Dr. Perry will receive a one-time sign-on and retention bonus of cash and stock valued at approximately $340,000 and be granted an option to purchase 700,000 shares of Common Stock vesting over a period of four years (subject to Board approval). Dr. Perry will also be reimbursed for reasonable relocation expenses up to a maximum amount of $200,000. The agreement is at-will and further provides that in the event that Dr. Perry's employment is involuntarily terminated without cause, the Company will continue to pay Dr. Perry's base salary in effect on the termination date for one (1) year following the termination date. In the event of a change of control, fifty (50) percent of Dr. Perry's remaining unvested options shares will vest immediately. In the event that Dr. Perry's employment is terminated without cause as a direct result of and within twelve (12) months following a change of control, the remainder of Dr. Perry's unvested option shares will vest.

CHANGE OF CONTROL AGREEMENTS

*2000 Equity Incentive Plan.* The Company's 2000 Equity Incentive Plan (the "2000 Plan") provides that, in the event of certain change in control circumstances, and within thirteen (13) months after the effective date of such change in control, if the continuous service of an optionee under the 2000 Plan terminates due to an involuntary termination (not including death or disability) without cause or due to a constructive termination, then the vesting and exercisability of all stock issued under the 2000 Plan held by such optionee shall be accelerated in full.

In the event of a corporate transaction such as a dissolution or liquidation, the sale, lease or disposition of all or substantially all of our assets or a merger or consolidation, then all outstanding options under the 2000 Plan, the 2000 CEO Non-qualified Stock Option Plan, the 1997 Stock Option Plan and the UK Company Share Option Plan may be either assumed or substituted for by any surviving entity. If the surviving entity refuses to assume or substitute for such options, then the vesting and exercisability of the options held by persons who are then providing services to us or our affiliates will be accelerated prior to such transaction and the options will terminate immediately prior to the occurrence of the corporate transaction. The vesting and exercisability of all other options will terminate immediately prior to the occurrence of the corporate transaction. The 1995 Stock Option Plan provides that if the surviving entity in a corporate transaction refuses to assume or substitute all outstanding options under the 1995 Stock Option Plan, the options will expire upon consummation of the transaction but the Board has adopted a policy that in such a transaction, the vesting and exercisability will be accelerated prior to the consummation of the transaction. If the surviving corporation does not assume or substitute the purchase rights under the 2000 Employee Stock Purchase Plan and UK Employee Stock Purchase Plan, the offering period may be shortened and our stock may be purchased for the participants immediately before the corporate transactions.

*Preferred Stock Financing.* On June 26, 2002, the Company, completed a sale of its securities to investors in a private placement. Pursuant to the terms of the Purchase Agreement, the Company agreed to sell up to an aggregate of 1,814,662 units (each a "Unit," and collectively the "Units") to certain entities related to Alloy Ventures and the Sprout Group, both of which are existing stockholders of the Company. Each Unit consists of one share of the Company's Series A Preferred convertible into four shares of its common stock and a warrant to purchase one share of the Company's common stock.

The sale and issuance of the Units under the Purchase Agreement is structured to close in two phases. The first phase (the "Initial Closing") was completed on June 26, 2002, pursuant to which the Company sold an aggregate of 761,920 Units. In the second phase, which is expected to close in September 2002 (the "Second Closing"), the Company expects to sell an additional 1,052,742 Units. The purchase price per Unit is $4.133. The Second Closing is subject to approval by stockholders of the Company.

Each Unit consists of one share of the Company's Series A Preferred convertible into four shares of its common stock and a warrant to purchase one share of the Company's common stock. Each of Alloy Ventures and the Sprout Group hold or have the power to acquire approximately 19.77% and 19.92%, respectively, of the voting power of the Company's outstanding securities as a result of the Initial Closing. If the Company's stockholders approve the Second Closing, then following the Second

Closing, Alloy Ventures will hold or have the power to acquire approximately 28.68% of the voting power of the Company's outstanding securities and the Sprout Group hold or have the power to acquire approximately 23.54% of the voting power of the Company's outstanding securities. The percentages above do not represent "beneficial ownership" of the Company's the Company's common stock in accordance with SEC rules.[1]

[1] The following table indicates the beneficial ownership of the Company's voting securities held by Alloy Ventures and the Sprout Group in accordance with SEC rules: (1) upon the Initial Closing, and (2) upon the Second Closing.

| | Common Stock | Warrants | Total Shares Beneficially Owned | % Voting Securities Beneficially Owned |
|---|---|---|---|---|
| (1) Initial Closing (June 26, 2002) | | | | |
| Alloy Ventures | 4,053,908 | 323,974 | 4,377,882(a) | 21.86% |
| The Sprout Group | 3,922,718 | 529,592 | 4,452,310(b) | 20.79% |
| (2) Second Closing | | | | |
| Alloy Ventures | 6,753,912 | 998,975 | 7,752,887(a) | 33.13% |
| The Sprout Group | 5,433,682 | 907,333 | 6,341,015(b) | 27.21% |

(a) Does not include options to purchase 15,000 shares of Common Stock held by Douglas R. Kelly or options to purchase 15,000 shares of Common Stock held by W. Ferrell Sanders.

(b) Does not include options to purchase 15,000 shares of Common Stock held by Philippe O. Chambon.

Percentage ownership is determined by including shares exercisable currently or within 60 days following the date of this proxy statement upon exercise of warrants, and excludes shares underlying warrants held by any person other than the named party.

The aggregate amount of Series A Preferred to be issued in the transaction may be converted into approximately 7.3 million shares of the Company's common stock. Upon exercise of the warrants to purchase up to 1.8 million shares of the Company's common stock, the Company would receive proceeds of $2.1 million, or $1.15 per share, in addition to the $7.5 million of proceeds received from the sale of the Units.

Each of the Sprout Group, Alloy Partners 2000, L.P. and Alloy Ventures 2000, L.P. funded their purchase of the Units with cash from their own accounts. Alloy Corporate 2000, L.P. ("Alloy Corporate") and Alloy Investors 2000, L.P. ("Alloy Investors") acquired the Units with cash available under bank credit lines. The credit lines were established pursuant to the terms of two separate loan agreements, dated November 20, 2001, between Silicon Valley Bank and each of Alloy Investors and Alloy Corporate. Pursuant to the terms of the loan agreements, advances from the credit lines may be made to Alloy Investors and Alloy Corporate for up to $5,610,000 and $3,290,000, respectively, or the "Borrowing Base" (as such term is defined in the loan agreements), whichever is less. Advances from the credit lines accrue interest on any outstanding principal balance at a per annum rate equal to the Silicon Valley Bank's most recently announced prime rate. The loan agreements terminate on November 20, 2002, at which time all prior advances on the credit lines become immediately payable.

The foregoing is a summary description of the terms of the Purchase Agreement and the other documents contemplated therein, and by its nature is incomplete. These documents are Exhibits 10.31 and 10.32 to the Company's Annual Report on Form 10-K for the year ended March 31, 2002, as filed with the Securities and Exchange Commission on July 1, 2002.

*Employment Agreements*

See "Employment Contracts" immediately above for a description of the change of control arrangements set forth in those agreements.

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the Board of Directors is composed of two non-employee directors: Messrs. Chambon and Sanders. Until April 24, 2001, Mr. Morton also served on the Compensation Committee. None of the members of the Compensation Committee is currently or has been, at any time since the Company's formation, an officer or employee of the Company. Prior to the formation of the Compensation Committee, all decisions regarding compensation for directors, officers, employees and consultants and administration of stock and incentive plans were made solely by the Board of Directors. No transaction or series of similar transactions, since the beginning of the fiscal year ended March 31, 2002, has taken place or is currently proposed to take place between the Company and any member of the Compensation Committee except for the transaction described immediately below.

On June 25, 2002, the Company entered into the Preferred Stock and Warrant Purchase Agreement, which is described in "Change of Control Agreements—Preferred Stock Financing" above, which description is incorporated by reference herein. The Company agreed to sell up to 1,814,662 units to certain entities related to Alloy Ventures and the Sprout Group, both of which are existing stockholders of the Company. Messrs. Douglas Kelly and W. Ferrell Sanders are members of our Board of Directors and are affiliated with Alloy Ventures 2000, LLC ("Alloy LLC"). Alloy LLC is the general partner of Alloy Partners 2000, L.P., Alloy Ventures 2000 L.P., Alloy Corporate 2000, L.P. and Alloy Investors 2000, L.P. Alloy LLC and AMC Partners 96, L.P. ("AMC") are under common control. Mr. Kelly is a managing member of Alloy LLC and a general partner of AMC. Mr. Sanders is a general partner of AMC. Dr. Philippe Chambon is also a member of the Company's Board of Directors and is affiliated with the Sprout Group. Dr. Chambon is an employee of DLJ Capital Corp., which is the managing general partner of Sprout VII and Sprout IX and the general partner of the Sprout CEO Fund, L.P. and Sprout Entrepreneurs Fund, L.P. Dr. Chambon is a general partner of DLJ Associates VII, L.P. and DLJ Associates IX, L.P., which is a general partner of Sprout VII and Sprout IX.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth the number of shares subject to grants under, and available for grant under, our equity compensation plans as of May 31, 2002:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders(1) | 3,879,673 | $2.95 | 2,300,728 |
| Equity compensation plans not approved by security holders(2) | 678,321 | $4.70 | 2,094,429 |
| Total | 4,557,994 | $3.22 | 4,395,157 |

(1) Includes the 1995 Stock Option Plan, 1997 Stock Option Plan, 2000 Equity Incentive Plan (2,000,000 shares only), and the 2000 Employee Stock Purchase Plan.

(2) Includes the 2000 CEO Non-Qualified Stock Option Plan, 2000 Equity Incentive Plan (2,000,000 shares only), UK Company Share Option Plan, and the 2001 UK Employee Stock Purchase Plan. Includes 203,571 shares, which represent a reasonable estimate of the number of shares to be granted pursuant to our obligation to grant to Dr. Perry, our Chief Executive Officer, as part of his signing on and retention bonus, shares of stock valued at $114,000 on the date of grant. This grant has not yet been approved by our Board, so the actual number of shares that will be granted cannot yet be determined. Our estimate of the 203,571 shares is calculated based on the closing price of $0.56, as reported on the Nasdaq National Market on July 22, 2002.

The following is a description of our equity incentive plans not approved by our stockholders and our 2000 Equity Plan:

*2000 CEO Non-Qualified Stock Option Plan*

Our Board of Directors adopted the 2000 CEO Non-Qualified Stock Option Plan on May 15, 2000. The sole person eligible to receive an option under the option plan is Arthur H. Reidel, our former Chief Executive Officer. Mr. Reidel received an option to purchase all 442,750 shares authorized for issuance under the option plan. The exercise price of options issued under the option plan is $6.83, which was 105% of the fair market value of our Common Stock on the date of grant as determined by our Board. The option vests in equal monthly installments over 34 months. In certain change in control circumstances, a surviving or acquiring corporation may either assume all outstanding awards under the option plan or substitute other awards for the outstanding awards. If the surviving or acquiring corporation does not assume or substitute outstanding option, then the vesting will accelerate and the options will terminate prior to the event if not otherwise exercised.

*2001 UK Employee Stock Purchase Plan*

Our Board of Directors adopted the 2001 UK Employee Stock Purchase Plan on April 24, 2001. We have authorized the issuance of 130,000 shares of our Common Stock pursuant to purchase rights granted under the plan. As of March 31, 2002, no shares have been issued pursuant to the purchase plan and 130,000 shares remain available for grant. On each January 1, starting with January 2002, the share reserve will automatically be increased by a number of shares equal to the lesser of: 1.5% of our then outstanding shares of common stock; 130,000 shares; or such fewer number of shares determined by the Board.

*Eligibility.* The purchase plan provides a means by which eligible employees may purchase our Common Stock through payroll deductions. We implement the purchase plan by offerings of purchase rights to eligible employees. Generally, all of our employees located in the United Kingdom who are not officers or directors may participate in offerings under the purchase plan. However, no employee may participate in the purchase plan if, immediately after we grant the employee a purchase right, the employee would have voting power over 5% or more of out outstanding capital stock.

*Administration.* Under the purchase plan, the Board may specify offerings of up to 27 months. Unless the Board otherwise determines, Common Stock will be purchased for accounts of participating employees at a price per share equal to the lower of: 85% of the fair market value of a share on the first day of the offering; or 85% of the fair market value of a share on the purchase date.

If authorized by the Board, participating employees may authorize payroll deductions of up to 20% of their base compensation for the purchase of stock under the purchase plan. Generally, employees may end their participation in the offering at any time. Their participation ends automatically on termination of their employment.

*Other Provisions.* The Board may grant eligible employees purchase rights under the purchase plan only if the purchase rights, together with any other purchase rights granted under other employee stock purchase plans established by us or by our affiliates, if any, do not permit the employee's rights to purchase our stock to accrue at a rate which exceeds $25,000 of fair market value of our stock for each calendar year in which the purchase rights are outstanding.

Upon the happening of certain corporate transactions, a surviving corporation may assume outstanding purchase rights or substitute other purchase rights therefore. Otherwise, the rights may continue in full force and effect, or the participant's accumulated payroll deductions may be used to purchase Common Stock immediately prior to the transaction and the participant's rights under the offering terminate.

*UK Company Share Option Plan*

Our Board of Directors initially adopted our UK Company Share Option Plan on April 24, 2001. We have reserved a total of 200,000 shares of our Common Stock for issuance under the UK Company Share Option Plan. As of March 31, 2002, under the UK Company Share Option Plan (a) options to purchase 33,562 shares of common stock were outstanding and (b) no options have been exercised. The UK Company Share Option Plan provides that it will be administered by the Board, or a committee appointed by the Board, which determines recipients and types of options to be granted, including number of shares under the option and the exercisability of the shares.

Transactions not involving our receipt of consideration, such as a capitalization, consolidation, subdivision or reduction of share capital, may change the class and number of shares subject to the option plan and to outstanding options. The Board will adjust outstanding options as to the class, number of shares and price per share applicable to such options.

In the event of a change of control (as defined in section 840 of the United Kingdom's Income and Corporation Taxes Act of 1988), all outstanding options shall be accelerated in full. Pursuant to agreement between an optionholder and the surviving entity, outstanding options may be substituted for by the surviving entity. The vesting and exercisability of all other options will terminate the earlier of the end of the option period or six months from the time when the corporate transaction occurs.

*2000 Equity Incentive Plan*

The 2000 Equity Incentive Plan (the "Incentive Plan") provides for the grant of incentive stock options, non-statutory stock options, stock bonuses and rights to acquire restricted stock (individually an "Award" and collectively "Awards"). Incentive stock options granted under the Incentive Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Non-statutory stock options granted under the Incentive Plan are not intended to qualify as incentive stock options under the Code.

PURPOSE

The Board, by means of the Incentive Plan, seeks to retain the services of the group or persons eligible to receive awards, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of the Company and it affiliates.

ADMINISTRATION

The Board administers the Incentive Plan. Subject to the provisions of the Incentive Plan, the Board has the power: (i) to determine from time to time which of the persons eligible under the Incentive Plan shall be granted awards, when and how each award shall be granted, what type or combination of types of award shall be granted, and the provisions of each award granted (which need not be identical), including the time or times when a person shall be permitted to receive Common Stock pursuant to an award, and the number of shares of Common Stock with respect to which an award shall be granted to each such person; (ii) to construe and interpret the Incentive Plan and awards granted under it, and to establish, amend and revoke rules and regulations for its administration; (iii) to amend the Incentive Plan or an award as provided in the Incentive Plan; and (iv) generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company which are not in conflict with the provisions of the Incentive Plan. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Incentive Plan or in any award agreement, in a manner and to the extent it shall deem necessary or expedient to make the Incentive Plan fully effective. Pursuant to the terms of the Incentive Plan, the Board has delegated its authority to the Compensation Committee, subject to the provisions of the Compensation Committee Charter. Any reference herein to the Board will also refer to the Compensation Committee.

SHARES SUBJECT TO THE INCENTIVE PLAN

Subject to the provisions relating to adjustments upon changes in Common Stock, the Common Stock that may be issued pursuant to Awards shall not exceed in the aggregate four million (4,000,000) shares of Common Stock (the "Reserved Shares"). As of each January 1, beginning with January 1, 2001 and continuing through and including January 1, 2010 (the "Anniversary Date"), the number of Reserved Shares will be increased automatically by the least of (i) 5% of the total number of share of Common Stock outstanding on such Anniversary Date, (ii) two million (2,000,000) shares, or (iii) such fewer number of shares as determined by the Board prior to such Anniversary Date. If any Award shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, the shares of Common Stock not acquired under such Award shall revert to and again become available for issuance under the Incentive Plan. The shares of Common Stock subject to the Incentive Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

As of March 31, 2002, Awards (net of canceled or expired awards) covering an aggregate of 2,569,092 shares of the Company's Common Stock had been granted under the Incentive Plan. Only 3,276,607 shares of Common Stock (plus any shares that might in the future be returned to the

Incentive Plan as a result of cancellations or expiration of awards or the reacquisition by the Company of issued shares) remain available for future grant under the Incentive Plan, of which the 2,000,000 shares not previously approved by stockholders cannot be granted as incentive stock options or to officers and directors of the Company.

**ELIGIBILITY**

Incentive stock options may be granted only to employees. Awards other than incentive stock options may be granted to employees, directors (whether or not an "eligible director" defined as non-employee directors and other directors not employed by or consulting for the company at the time of a non-statutory stock option award) and consultants.

**TERMS OF OPTIONS**

Each option is in such form and contains such terms and conditions as the Board deems appropriate. Consistent with the requirements of the Incentive Plan, each option must contain certain terms and conditions, including, but not limited to the terms described below.

*Term.* The term of incentive stock options is up to 10 years. In the event an optionholder's continuous service terminates (other than upon the optionholder's death or disability), the optionholder may exercise his or her option (to the extent that the optionholder was entitled to exercise such option as of the date of termination) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the optionholder's continuous service (or such longer or shorter period specified in the option agreement), or (ii) the expiration of the term of the option as set forth in the option agreement. If, after termination, the optionholder does not exercise his or her option within the time specified in the option agreement, the option shall terminate. An optionholder's option agreement may also provide that if the exercise of the option following the termination of the optionholder's continuous service (other than upon the optionholder's death or disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act of 1933 as amended (the "Securities Act"), then the option shall terminate on the earlier of (i) the expiration of the term of the option or (ii) the expiration of a period of three (3) months after the termination of the optionholder's continuous service during which the exercise of the option would not be in violation of such registration requirements.

*Exercise Price of an Incentive Stock Option.* Subject to the terms and conditions regarding ten percent stockholders, the exercise price of each incentive stock option shall be not less than one hundred percent (100%) of the fair market value of the Common Stock subject to the option on the date the option is granted. The exercise price of each non-statutory stock option shall be not less than eighty-five percent (85%) of the fair market value of the Common Stock subject to the option on the date the option is granted. Notwithstanding the foregoing, an incentive stock option may be granted with an exercise price lower than that set forth in the preceding sentence if such option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

The purchase price of Common Stock acquired pursuant to an option shall be paid, to the extent permitted by applicable statutes and regulations, either (i) in cash at the time the option is exercised or (ii) at the discretion of the Board at the time of the grant of the option (or subsequently in the case of a non-statutory stock option) (1) by delivery to the Company of other Common Stock, (2) according to a deferred payment or other similar arrangement with the optionholder or (3) in any other form of legal consideration that may be acceptable to the Board. Unless otherwise specifically provided in the option, the purchase price of Common Stock acquired pursuant to an option that is paid by delivery to the Company of other Common Stock acquired, directly or indirectly from the Company, shall be paid only by shares of the Common Stock of the Company that have been held for more than six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). At any time that the Company is incorporated in Delaware, payment of the Common Stock's "par value," as defined in the Delaware General Corporation Law, shall not be made by deferred payment.

The total number of shares of Common Stock subject to an option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate. The vesting provisions of individual options may vary.

*Transferability.* A non-statutory stock option shall be transferable to the extent provided in the option agreement. Non-statutory stock options that do not provide for transferability and incentive stock options shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the optionholder only by the optionholder. Notwithstanding the foregoing, the optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the optionholder, shall thereafter be entitled to exercise the option.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's Common Stock as of May 31, 2002 by: (i) each director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Stock. This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission.

Unless otherwise indicated, to the Company's knowledge, all persons listed below have sole voting and investment power with respect to their shares of Company's Common Stock, except to the extent authority is shared by spouses under applicable law. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Applicable percentage ownership is based on 18,770,422 shares of Common Stock outstanding as of May 31, 2002, together with options for that stockholder that are currently exercisable or exercisable within 60 days of May 31, 2002. In computing the number and percentage of shares beneficially owned by a person, shares of Common Stock subject to options currently exercisable, or exercisable within 60 days of May 31, 2002 are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, the address of each of the individuals and entities listed below is c/o Pharsight Corporation at the address on the first page of this Form 10-K/A.

| Beneficial Ownership(1) | Number of Shares Beneficially Owned(1) | Shares that are Issuable Pursuant to Options and Warrants Exercisable within 60 days of May 31, 2002 | Percent of Total |
|---|---|---|---|
| **Directors and Executive Officers** | | | |
| Arthur H. Reidel(2) | 1,311,428 | 385,078 | 6.8% |
| Michael S. Perry | — | — | * |
| Robin A. Kehoe | 323,043 | 69,715 | 1.7% |
| Daniel L. Weiner(3) | 921,062 | 14,062 | 4.9% |
| Robert Powell | 73,872 | 71,872 | * |
| John Wehrli | 21,457 | 21,457 | * |
| Allen Phipps | — | — | * |
| Michael Schwartz | 34,332 | 30,208 | * |
| Steven D. Brooks | 169,849 | 10,747 | * |
| Douglas E. Kelly(4) | 3,221,242 | 96,646 | 17.1% |
| Philippe O. Chambon(5) | 1,809,350 | 5,000 | 9.6% |
| Robert Chess | 20,000 | — | * |
| W. Ferrell Sanders(6) | 3,221,242 | 96,646 | 17.1% |
| Dean O. Morton(7) | 60,000 | 10,000 | * |
| All directors and officers as a group (16 persons)(8) | 7,734,811 | 733,755 | 39.7% |
| **5% Stockholders** | | | |
| Asset Management Associates 1996, L.P.(9) | 3,216,242 | 91,646 | 17.1% |
| McKesson Corporation(10) | 2,777,778 | — | 14.8% |
| The Sprout Entities(11) | 1,804,350 | — | 9.6% |
| The Weiss, Peck & Greer Entities(12) | 1,223,242 | — | 6.5% |

* Represents less than 1%.

(1) Includes shares that are issuable pursuant to options and warrants exercisable within 60 days of May 31, 2002.

(2) Includes 20,834 shares that are subject to repurchase by the Company.

(3) Includes 3,000 shares held of record by Dr. Weiner's spouse.

(4) Consists of 3,216,242 shares and warrants held by Asset Management Associates 1996, L.P. and 5,000 shares issuable pursuant to options within 60 days of May 31, 2002 held by Douglas E. Kelly. AMC Partners 96, L.P. is the general partner of Asset Management Associates 1996, L.P. Douglas E. Kelly and W. Ferrell Sanders, two of the Company's directors, are general partners of AMC Partners 96, L.P. and disclaim beneficial ownership of these shares except to the extent of each of their proportionate partnership interest in these shares. Asset Management Associates 1996, L.P. is located at 480 Cowper Street, Palo Alto, CA 94301. Does not include shares issuable upon conversion or exercise of the Initial Units as these securities were issued on June 26, 2002.

(5) Consists of 1,569,595 shares held by Sprout Capital VII, L.P., 18,233 shares held by Sprout CEO Fund, L.P., 180,435 shares held by DLJ First ESC, L.P., 36,087 shares held by DLJ Capital Corp and 5,000 shares issuable pursuant to options within 60 days of May 31, 2002 held by Philippe O. Chambon. Dr. Chambon is an employee of DLJ Capital Corp., which is the managing general partner of Sprout Capital VII, L.P. and a general partner of the Sprout CEO fund, and he is a Vice President of the Sprout Group, which is a division of DLJ Capital Corp. Dr. Chambon is a

general partner of DLJ Associates VII, L.P., which is a general partner of Sprout VII, L.P. DLJ First ESC, L.P. is a fund that invests for the benefit of an employee deferred compensation plan for employees of DLJ Capital Corp. Dr. Chambon disclaims beneficial ownership of these shares except to the extent of his pecuniary or partnership interests. The address for the Sprout Entities is 11 Madison Ave., 13th Floor, New York, N.Y. 10010. Does not include shares issuable upon conversion or exercise of the Initial Units as these securities were issued on June 26, 2002.

(6) Consists of 3,216,242 shares and warrants held by Asset Management Associates 1996, L.P. and 5,000 shares issuable pursuant to options within 60 days of May 31, 2002 held by W. Ferrell Sanders. AMC Partners 96, L.P. is the general partner of Asset Management Associates 1996, L.P. Douglas E. Kelly and W. Ferrell Sanders, two of the Company's directors, are general partners of AMC Partners 96, L.P. and disclaim beneficial ownership of these shares except to the extent of each of their proportionate partnership interest in these shares. Asset Management Associates 1996, L.P. is located at 480 Cowper Street, Palo Alto, CA 94301. Does not include shares issuable upon conversion or exercise of the Initial Units as these securities were issued on June 26, 2002.

(7) Includes 10,000 shares held by MDLC Partners, a California Partnership, and 40,000 shares held by the Dean and LaVon Morton Trust. Mr. Morton is a general partner of MDLC Partners, L.P., and disclaims beneficial ownership of these shares except to the extent of his proportionate partnership interest.

(8) Consists of shares of Common Stock and warrants to purchase 7,734,811 shares of Common Stock, held by directors and executive officers, and entities affiliated with directors and executive officers including 21,458 shares held by Jim Negrette, 46,761 shares held by Charles Faas and 24,000 shares held by Les Wright. See footnotes 2 through 6 above. Does not include shares issuable upon conversion or exercise of the Initial Units as these securities were issued on June 26, 2002.

(9) Consists solely of shares and warrants held by Asset Management Associates 1996, L.P. AMC Partners 96, L.P. is the general partner of Asset Management Associates 1996, L.P. Douglas E. Kelly and W. Ferrell Sanders, two of the Company's directors, are general partners of AMC Partners 96, L.P. and disclaim beneficial ownership of these shares except to the extent of each of their proportionate partnership interest in these shares. Asset Management Associates 1996, L.P. is located at 480 Cowper Street, Palo Alto, CA 94301. Does not include shares issuable upon conversion or exercise of the Initial Units as these securities were issued on June 26, 2002.

(10) McKesson Corporation is located at One Post Street, Floor 33, San Francisco, CA 94104. Voting and investment power over these shares is held by any one of eleven officers, including the chief executive officer, of McKesson Corporation. Each of the eleven officers disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest in the shares.

(11) Consists of 1,569,595 shares held by Sprout Capital VII, L.P., 18,233 shares held by Sprout CEO Fund, L.P., 180,435 shares held by DLJ First ESC, L.P. and 36,087 shares held by DLJ Capital Corp. Dr. Chambon is an employee of DLJ Capital Corp., which is the managing general partner of Sprout Capital VII, L.P. and a general partner of the Sprout CEO fund, and he is a Vice President of the Sprout Group, which is a division of DLJ Capital Corp. Dr. Chambon is a general partner of DLJ Associates VII, L.P., which is a general partner of Sprout VII, L.P. DLJ First ESC, L.P. is a fund that invests for the benefit of an employee deferred compensation plan for employees of DLJ Capital Corp. Dr. Chambon disclaims beneficial ownership of these shares except to the extent of his pecuniary or partnership interests. The address for the Sprout Entities is 11 Madison Ave., 13th Floor, New York, N.Y. 10010. Does not include shares issuable upon conversion or exercise of the Initial Units as these securities were issued on June 26, 2002.

(12) Consists of 534,679 shares held by WPG Enterprise Fund III, L.L.C., 611,376 shares held by Weiss, Peck & Greer Venture Associates IV, L.L.C. and 77,187 shares held by Weiss, Peck & Greer

Venture Associates IV Cayman, L.P. WPG VC Fund Advisor, L.L.C. is the fund advisor for each of these funds. Gill Cogan is the senior managing member of WPG VC Fund Advisor, L.L.C. and has sole voting and investment power over the shares held by each of the funds. Mr. Cogan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the shares. The Weiss, Peck & Greer Entities are located at 555 California Street, Suite 3130, San Francisco, CA 94104.

See "Change of Control Agreements—Preferred Stock Financing" section under Item 11 above, which is incorporated by reference hereunder, for a description of arrangements that may result in a change in control of the registrant.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company will indemnify its directors and executive officers to the fullest extent permitted under Delaware law and the Company's Bylaws, provided, however, that the Company may modify the extent of such indemnification by individual contracts with such directors and executive officers.

In January 1998 the Company loaned Dr. Weiner $75,000 in connection with his purchase of the Company's Common Stock. The interest on this loan is 5.93% per year and compounds annually. The principal and accrued interest is due December 17, 2002 and may be prepaid without penalty. This promissory note will accelerate and become due and payable 90 days after Dr. Weiner's employment with the Company is terminated. At the end of the fiscal year ending March 31, 2002, the largest aggregate indebtedness of Dr. Weiner under such loan was $95,673.29, including principal and accrued interest.

On September 26, 2001, the Company entered into an employment letter agreement with Mark Robillard for the position of Vice President for Global Sales at an annual base salary of $195,000 and a variable target income of $156,000 for a total targeted compensation of $351,000. In addition, the Company provided Mr. Robillard with a non-recoverable draw of $52,500 against Mr. Robillard's annual target compensation, paid over the first six months of employment. Pursuant to the agreement, Mr. Robillard received an option to purchase 150,000 shares of Common Stock (subject to Board approval). This option will vest over four years and is subject to the terms and conditions of the Company's 2000 Equity Incentive Plan. In the event Mr. Robillard's employment at the Company is terminated without cause or his responsibilities are materially reduced within the first 18 months, the Company will provide Mr. Robillard with 6 months of severance. If there is a change of control within the first eighteen (18) months of Mr. Robillard's employment, this agreement would remain in effect with the surviving company.

On September 26, 2001, the Company entered into a severance agreement with Michael Emley. Pursuant to the agreement, Mr. Emley received four (4) months of severance following his separation date. Mr. Emley remained eligible for sales commissions according to the Pharsight sales plan for the months of November and December 2001. In addition, the Company made severance payments to Mr. Emley in the amount of his base salary in effect as of his separation date for an additional two (2) months following the end of the initial severance period, as he had not obtained other employment by that time. Mr. Emley's shares under the stock option grant dated June 18, 1999, which were granted under the 1997 Stock Option Incentive Plan, and that are unvested as of his separation date, were be subject to accelerated vesting, so that the stock option grant would be fully exercisable at that time.

On December 14, 2001, we entered into an employment letter with Robin Kehoe. See "Employment Contracts" in Item 11 above.

On February 5, 2002, we entered into an employment letter with Michael Perry to serve as our Chief Executive Officer and President. See "Employment Contracts" in Item 11 above.

On June 25, 2002, the Company entered into the Preferred Stock and Warrant Purchase Agreement, which is described in Item 11 under "Change of Control Agreements" above, which description is incorporated by reference herein. The Company agreed to sell up to 1,814,662 units to certain entities related to Alloy Ventures and the Sprout Group, both of which are existing stockholders of the Company. Douglas E. Kelly and W. Ferrell Sanders, members of the Company's Board of Directors, are affiliated with Alloy Ventures. Mr. Kelly is a managing member of Alloy Ventures 2000, LLC and a general partner of AMC Partners 96, L.P. ("AMC"). W. Ferrell Sanders is a general partner of AMC. Dr. Philippe Chambon is a member of the Company's Board of Directors and is affiliated with the Sprout Group. Dr. Chambon is an employee of DLJ Capital Corp., which is the managing general partner of Sprout VII and Sprout IX and the general partner of the Sprout CEO Fund, L.P. and Sprout Entrepreneurs Fund, L.P. Dr. Chambon is a general partner of

DLJ Associates VII, L.P. and DLJ Associates IX, L.P., which is a general partner of Sprout VII and Sprout IX.

On October 4, 2001, the Company entered into financial services agreement with David Powell, Inc. Pursuant to the agreement, Les Wright will be assigned as the interim Chief Financial Officer of the Company and will be billed at a rate of $16,000 per one-half month. In addition, Mr. Wright was granted options to purchase 30,000 shares of common stock exercisable upon the grant date. Following the completion of twelve (12) months of service, the Company agreed to grant additional options to Mr. Wright as mutually agreed at that time.

On May 1, 2002, the Company entered into an Independent Contractor Agreement with Allen Phipps. Pursuant to the agreement Mr. Phipps managed the services group of the Company for approximately 4 days per month and was compensated at a rate of $3,600 per day, including reimbursement for reasonable travel and other expenses directly attributable to Mr. Phipps' services. The services provided under this agreement have been completed and the agreement is no longer in effect.

The Company believes that each of the foregoing transactions were in its best interest. As a matter of policy the transactions were, and all future transactions between the Company and any of its officers, directors or principal stockholders will be, approved by a majority of the independent and disinterested members of the Board of Directors. Furthermore, the transactions will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and will be in connection with a *bona fide* business purpose.

## SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California, on the 25th day of July 2002.

PHARSIGHT CORPORATION

By: /s/ MICHAEL S. PERRY, D.V.M., PH.D.

Michael S. Perry, D.V.M., Ph.D.
Chief Executive Officer